As filed with the Securities and Exchange Commission on November 18, 2016
1933 Act Registration No. 333-214143
1940 Act Registration No. 811-08517

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO. 1

And

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 539

Lincoln Life Variable Annuity Account N
(Exact Name of Registrant)

Lincoln InvestmentSolutionsSM RIA

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
(Name of Depositor)

1300 South Clinton Street
Post Office Box 1110
Fort Wayne, Indiana 46801
(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, Including Area Code: (260) 455-2000

Kirkland L. Hicks, Esquire
The Lincoln National Life Insurance Company
1300 South Clinton Street
Post Office Box 1110
Fort Wayne, IN 46801
(Name and Address of Agent for Service)

Copy to:

Scott C. Durocher, Esquire
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103
Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration Statement.

Title of Securities being registered:
Interests in a separate account under individual flexible
payment deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.

The Lincoln National Life Insurance Company

Lincoln Life Variable Annuity Account N

Rate Sheet Prospectus Supplement dated ___, 2016

This Rate Sheet Prospectus Supplement (“Rate Sheet”) applies only if you’ve elected Lincoln Market Select® Advantage.  If you have not elected Lincoln Market Select® Advantage, this supplement does not apply to your annuity.  This supplement is for informational purposes and requires no action on your part.

This Rate Sheet provides the Guaranteed Annual Income rates and Guaranteed Income Benefit percentages that we are currently offering.  This Rate Sheet will replace and supersede any previously issued Rate Sheet(s), and must be retained with the current prospectus.

For new contractowners, the current Rate Sheet will be included with the prospectus. For existing contractowners, current Rate Sheets will be mailed to you with your quarterly statement. You can also obtain the most current Rate Sheet by contacting your registered representative, or online at LincolnFinancial.com.  This Rate Sheet has been filed with the Securities and Exchange Commission.

The rates below apply for applications and rider election forms signed between _____and _____, 2017. The Guaranteed Annual Income rates may be different than those listed below for applications signed after January 13, 2017.

The initial Guaranteed Annual Income Amount is calculated when you elect the rider. If you take a withdrawal prior to the third Benefit Year anniversary (either a Guaranteed Annual Income withdrawal or an Excess Withdrawal), Table A will always be used to determine the Guaranteed Annual Income amount. As long as no withdrawals occur prior to the third Benefit Year anniversary, Table B will always be used.

Upon the first Guaranteed Annual Income withdrawal, the Guaranteed Annual Income rate will be based on your age (or the younger of you and your spouse under the joint life option) as of the date of that withdrawal, and thereafter may not change unless an Automatic Annual Step-up occurs.

Table A				Table B

Single Life GAI Rate		Joint Life GAI Rate		Single Life GAI Rate		Joint Life GAI Rate
Age	GAI Rate	Age	GAI Rate	Age	GAI Rate	Age	GAI Rate
55-58	2.50%	55-58	2.50%	55-58	3.50%	55-58	3.50%
59-64	3.00%	59-64	3.00%	59-64	4.00%	59-64	4.00%
65-69	4.00%	65-74	3.50%	65+	5.00%	65-74	4.50%
70+	5.00%	75+	5.00%			75+	5.00%

For example, assume you purchase Lincoln Market Select® Advantage (single life option) at age 60, and you take your first withdrawal at age 62. Since the withdrawal occurred prior to the third Benefit Year anniversary, Table A will be used to determine the Guaranteed Annual Income rate for this and all subsequent withdrawals, and the rate for your Guaranteed Annual Income will be 3.0%. If you took your second withdrawal and had an Automatic Annual Step-up at age 68, Table A still applies, and your Guaranteed Annual Income rate is increased to 4.0%. If you wait to take your first withdrawal on or after the third Benefit Year anniversary, Table B will be used to determine the Guaranteed Annual Income rate for all Guaranteed Annual Income withdrawals.

The Guaranteed Income Benefit percentages may be different than those listed below for applications signed after January 13, 2017.

The initial Guaranteed Income Benefit is established at the time the Guaranteed Income Benefit is elected. If you take a withdrawal (either a Guaranteed Annual Income withdrawal or an Excess Withdrawal) or begin receiving Regular Income Payments under i4LIFE® Advantage Guaranteed Income Benefit prior to the third Benefit Year anniversary, Table A will always be used to establish the Guaranteed Income Benefit. On or after the third Benefit Year anniversary, as long as no withdrawals occurred prior to the third Benefit Year anniversary, Table B will always be used.

i4LIFE® Advantage Select Guaranteed Income Benefit elections for Contractowners who transition from Lincoln Market Select® Advantage.

Initial GIB Percentage Table A				Initial GIB Percentage Table B

Single Life GIB Percentage		Joint Life GIB Percentage		Single Life GIB Percentage		Joint Life GIB Percentage
Age	GIB Percentage	Age	GIB Percentage	Age	GIB Percentage	Age	GIB Percentage
Under 40	1.50%	Under 40	1.50%	Under 40	2.50%	Under 40	2.50%
40-54	2.00%	40-54	2.00%	40-54	3.00%	40-54	3.00%
55-58	2.50%	55-58	2.50%	55-58	3.50%	55-58	3.50%
59-64	3.00%	59-69	3.00%	59-64	4.00%	59-69	4.00%
65-69	3.50%	70-74	3.50%	65-69	4.50%	70-74	4.50%
70-79	5.00%	75-79	5.00%	70-79	5.00%	75-79	5.00%
				80+	5.50%	80+	5.50%

In order to receive the percentages and rates indicated in this Rate Sheet, your application (or rider election form for existing Contractowners) must be signed and dated on or before the last day of the effective period noted above. We must receive your application or rider election form in Good Order within 10 days from the date you sign your application or rider election form, and the annuity must be funded within 60 calendar days.  Additional paperwork may be required if these conditions are not met and you still wish to purchase the annuity in order to receive the applicable rates in effect at that time.

Subject to the rules above, if the Guaranteed Annual Income rates and Guaranteed Income Benefit percentages that we are currently offering on the day the contract and/or rider is issued are higher than the rates we were offering on the date you signed your application or rider election form and neither rates have decreased, you will receive the higher set of rates.  If any rates have decreased when we compare the Guaranteed Annual Income rates and Guaranteed Income Benefit percentages that we are offering on the day you signed your application or rider election form to the set of rates that we are offering on the day your contract and/or rider is issued, your contract / rider will be issued with the set of rates that were in effect on the day you signed your application or rider election form, subject to meeting the rules above.

The Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N

Rate Sheet Prospectus Supplement dated ____, 2016

This Rate Sheet Prospectus Supplement (“Rate Sheet”) does not apply if you have not elected i4LIFE® Advantage Select Guaranteed Income Benefit.  This supplement is for informational purposes and requires no action on your part.

This Rate Sheet provides the i4LIFE® Advantage Select Guaranteed Income Benefit percentages we are currently offering.  This supplement will replace and supersede any previously issued Rate Sheet(s), and must be retained with the current prospectus.

For new contractowners, the current Rate Sheet will be included with the prospectus. For existing contractowners, current Rate Sheets will be mailed to you with your quarterly statement.  You can also obtain the most current Rate Sheet by contacting your registered representative, or online at LincolnFinancial.com.  This Rate Sheet has been filed with the Securities and Exchange Commission.

The rates below apply for applications and rider election forms signed between ____, 2016 and ____, 2017.  The Guaranteed Income Benefit percentages may be different than those listed below for applications signed after January 13, 2017.

Single Life GIB Percentage		Joint Life GIB Percentage
Age	GIB Percentage	Age	GIB Percentage
Under 40	2.5%	Under 40	2.5%
40-54	3.0%	40-54	3.0%
55-58	3.5%	55-58	3.5%
59-64	4.0%	59-69	4.0%
65-69	4.5%	70-74	4.5%
70-79	5.0%	75-79	5.0%
80+	5.5%	80+	5.5%

In order to receive the rate indicated in this Rate Sheet, your application (or rider election form for existing contractowners) must be signed and dated on or before the last day of the effective period noted above. We must receive your application or rider election form in Good Order within 10 days from the date you sign your application or rider election form and the annuity must be funded within 60 calendar days.  Additional paperwork may be required if these conditions are not met and you still wish to purchase the annuity in order to receive the applicable rates in effect at that time.

Subject to the rules above, if the Guaranteed Income Benefit percentages rates that we are currently offering on the day the contract and/or rider is issued are higher than the rates we were offering on the date you signed your application or rider election form and neither rates have decreased, you will receive the higher set of rates.  If any rates have decreased when we compare the Guaranteed Income Benefit percentage rates that we are offering on the day you signed your application or rider election form to the set of rates that we are offering on the day your contract and/or rider is issued, your contract / rider will be issued with the set of rates that were in effect on the day you signed your application or rider election form, subject to meeting the rules above.


Lincoln InvestmentSolutionsSM (RIA) Individual Variable Annuity Contracts
Lincoln Life Variable Annuity Account N
XX XX, 2016

Home Office:
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802
www.LincolnFinancial.com
1-877-534-8255
This prospectus describes an individual flexible premium deferred variable annuity contract that is issued by The Lincoln National Life Insurance Company
(Lincoln Life or Company). This contract can be purchased as either a nonqualified annuity or qualified retirement annuity under Sections 408 (IRAs)
and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. You receive tax deferral for an IRA whether or not the funds are invested in an annuity contract. Further, if your contract is a Roth IRA, you generally will not pay income tax on a distribution, provided certain conditions are met. Therefore, there should be reasons other than tax deferral for purchasing a qualified annuity contract.

The contract is designed to accumulate Contract Value and to provide income over a certain period of time, or for life, subject to certain conditions. The benefits offered under this contract may be a variable or fixed amount, if available, or a combination of both. This contract also offers a Death Benefit payable upon the death of the Contractowner or Annuitant. This prospectus is used by both new purchasers and current Contractowners.

The state in which your contract is issued will govern whether or not certain features, riders, restrictions, limitations, charges and fees will apply to your contract. All material state variations are discussed in this prospectus, however, non-material variations may not be discussed. You should refer to your contract regarding state-specific features. Please contact the Home Office or your financial professional regarding availability.

The minimum initial Purchase Payment for the contract is $10,000. Additional
Purchase Payments, subject to certain restrictions, may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually.

Except as noted below, you choose whether your Contract Value accumulates on a variable or a fixed (guaranteed) basis or both. Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting
Purchase Payments or transfers into the fixed side of the contract at any time.
If any portion of your Contract Value is in the fixed account, we promise to pay you your principal and a minimum interest rate. For the life of your contract or during certain periods, we may impose restrictions on the fixed account.

You should carefully consider whether or not this contract is the best product for you.

All Purchase Payments for benefits on a variable basis will be placed in
Lincoln Life Variable Annuity Account N (Variable Annuity Account [VAA]). The
VAA is a segregated investment account of Lincoln Life. You take all the investment risk on the Contract Value and the retirement income for amounts placed into one or more of the contract's variable options ("Subaccounts"), which, in turn, invest in corresponding underlying funds. If the Subaccounts you select make money, your Contract Value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the Subaccounts you select. We do not guarantee how any of the Subaccounts or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract. The contracts are not bank deposits and are not endorsed by any bank or government agency.

The available funds are listed below:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds):
     Invesco V.I. Equally-Weighted S&P 500 Fund*
     Invesco V.I. International Growth Fund

American Century Variable Portfolios, Inc.:
     American Century VP Balanced Fund

American Funds Insurance Series (Reg. TM):
     American Funds Asset Allocation Fund
     American Funds Blue Chip Income and Growth Fund
     American Funds Bond Fund
     American Funds Capital Income Builder (Reg. TM) Fund
     American Funds Global Balanced FundSM
     American Funds Global Bond Fund
     American Funds Global Growth and Income Fund

     American Funds Global Growth Fund
     American Funds Global Small Capitalization Fund
     American Funds Growth Fund
     American Funds Growth-Income Fund
     American Funds High-Income Bond Fund
     American Funds International Fund
     American Funds International Growth and Income FundSM
     American Funds Managed Risk Asset Allocation FundSM
   American Funds Managed Risk Blue Chip Income and Growth FundSM
     American Funds Managed Risk Growth FundSM
     American Funds Managed Risk Growth-Income FundSM
     American Funds Managed Risk International FundSM
     American Funds Mortgage FundSM

                                                                               1

     American Funds New World Fund (Reg. TM)
     American Funds U.S. Government/AAA Rated Securities Fund

BlackRock Variable Series Funds, Inc.:
     BlackRock Global Allocation V.I. Fund

Delaware VIP (Reg. TM) Trust:
     Delaware VIP (Reg. TM) Diversified Income Series
     Delaware VIP (Reg. TM) Limited-Term Diversified Income Series

Deutsche Variable Series II:
     Deutsche Alternative Asset Allocation VIP Portfolio

Fidelity (Reg. TM) Variable Insurance Products:
     Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio

First Trust Variable Insurance Trust:
     First Trust/Dow Jones Dividend & Income Allocation Portfolio

JPMorgan Insurance Trust:

     JPMorgan Insurance Trust Core Bond Portfolio

Legg Mason Partners Variable Equity Trust:
     ClearBridge Variable Mid Cap Portfolio

Lincoln Variable Insurance Products Trust:
     LVIP American Balanced Allocation Fund
     LVIP American Growth Allocation Fund
     LVIP American Income Allocation Fund
     LVIP BlackRock Inflation Protected Bond Fund
     LVIP Delaware Diversified Floating Rate Fund
     LVIP Dimensional International Core Equity Fund
   LVIP Dimensional International Equity Managed Volatility Fund
     LVIP Dimensional U.S. Core Equity 1 Fund
     LVIP Dimensional U.S. Core Equity 2 Fund
     LVIP Dimensional U.S. Equity Managed Volatility Fund
     LVIP Dimensional/Vanguard Total Bond Fund

     LVIP Franklin Templeton Multi-Asset Opportunities Fund
     LVIP Global Conservative Allocation Managed Risk Fund
     LVIP Global Growth Allocation Managed Risk Fund
     LVIP Global Moderate Allocation Managed Risk Find
     LVIP Goldman Sachs Income Builder Fund
     LVIP Government Money Market Fund
     LVIP JPMorgan High Yield Fund
     LVIP PIMCO Low Duration Bond Fund
     LVIP SSGA Bond Index Fund
     LVIP SSGA Conservative Index Allocation Fund
     LVIP SSGA Conservative Structured Allocation Fund
     LVIP SSGA Developed International 150 Fund
     LVIP SSGA Emerging Markets 100 Fund
     LVIP SSGA Global Tactical Allocation Managed Volatility Fund
     LVIP SSGA International Index Fund
     LVIP SSGA Large Cap 100 Fund
     LVIP SSGA Mid-Cap Index Fund
     LVIP SSGA Moderate Index Allocation Fund
     LVIP SSGA Moderate Structured Allocation Fund
     LVIP SSGA Moderately Aggressive Index Allocation Fund
   LVIP SSGA Moderately Aggressive Structured Allocation Fund
     LVIP SSGA S&P 500 Index Fund*
     LVIP SSGA Small-Cap Index Fund
     LVIP SSGA Small-Mid Cap 200 Fund
     LVIP U.S. Growth Allocation Managed Risk Fund

MFS (Reg. TM) Variable Insurance Trust:
     MFS (Reg. TM) VIT Total Return Series

Putnam Variable Trust:
     Putnam VT George Putnam Balanced Fund

* The Index this portfolio is managed to (the "Index") is a product of S&P Dow
Jones Indices LLC ("SPDJI") and has been licensed for use by one or more of the portfolio's service providers ("Licensee"). Standard & Poor's (Reg. TM) and S&P
(Reg. TM) are registered trademarks of Standard & Poor's Financial Services LLC
("S&P"); Dow Jones (Reg. TM) is a registered trademark of Dow Jones Trademark
Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by
SPDJI and sublicensed for certain purposes by Licensee. Licensee's product(s)
is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the Index.

This prospectus gives you information about the contract that you should know before you decide to buy a contract and make Purchase Payments. You should also review the prospectuses for the funds and keep all prospectuses for future reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

More information about the contract is in the current Statement of Additional
Information (SAI), dated the same date as this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write: The Lincoln National Life
Insurance Company, PO Box 2348, Fort Wayne, IN 46801-2348, or call
1-877-534-8255. The SAI and other information about Lincoln Life and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the SAI on the last page of this prospectus.


Table of Contents

Item                                                                                        Page

Special Terms                                                                                4
Expense Tables                                                                               6
Summary of Common Questions                                                                 15
The Lincoln National Life Insurance Company                                                 17
Variable Annuity Account (VAA)                                                              18
Investments of the Variable Annuity Account                                                 18
Charges and Other Deductions                                                                23
The Contracts                                                                               30
 Purchase Payments                                                                          31
 Transfers On or Before the Annuity Commencement Date                                       32
 Surrenders and Withdrawals                                                                 35
 Death Benefit                                                                              37
 Investment Requirements                                                                    40
Living Benefit Riders                                                                       43
 Lincoln Market Select (Reg. TM) Advantage                                                  43
 4LATER (Reg. TM) Select Advantage                                                          50
 i4LIFE (Reg. TM) Advantage                                                                 53
 Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage                                  57
Annuity Payouts                                                                             61
Fixed Side of the Contract                                                                  63
Distribution of the Contracts                                                               64
Federal Tax Matters                                                                         65
Additional Information                                                                      70
 Voting Rights                                                                              70
 Return Privilege                                                                           70
 State Regulation                                                                           70
 Records and Reports                                                                        70
 Cyber Security                                                                             71
Legal Proceedings                                                                           71
Contents of the Statement of Additional Information (SAI) for Lincoln Life Variable         72
  Annuity Account N

                                                                               3

Special Terms
In this prospectus, the following terms have the indicated meanings:

5% Enhancement-A feature under Lincoln Market Select (Reg. TM) Advantage and
4LATER (Reg. TM) Select Advantage in which the Income Base, minus Purchase
Payments received in the preceding Benefit Year, will be increased by 5%, subject to certain conditions.

Access Period-Under i4LIFE (Reg. TM) Advantage, a defined period of time during which we make Regular Income Payments to you while you still have access to your Account Value. This means that you may make withdrawals, surrender the contract, and have a Death Benefit.

Account or Variable Annuity Account (VAA)-The segregated investment account,
Account N, into which we set aside and invest the assets for the variable side of the contract offered in this prospectus.

Account Value-Under i4LIFE (Reg. TM) Advantage, the initial Account Value is the Contract Value on the Valuation Date that i4LIFE (Reg. TM) Advantage is effective (or initial Purchase Payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the
Access Period, the Account Value on a Valuation Date equals the total value of all of the Contractowner's Accumulation Units plus the Contractowner's value in the fixed account, reduced by Regular Income Payments, Guaranteed Income
Benefit payments and withdrawals.

Accumulation Unit-A measure used to calculate Contract Value for the variable side of the contract before the Annuity Commencement Date and to calculate the
i4LIFE (Reg. TM) Advantage Account Value during the Access Period.

Annuitant-The person upon whose life the annuity benefit payments are based, and upon whose death a Death Benefit may be paid.

Annuity Commencement Date-The Valuation Date when funds are withdrawn or converted into Annuity Units or fixed dollar payout for payment of retirement income benefits under the Annuity Payout option you select (other than i4LIFE
(Reg. TM) Advantage).

Annuity Payout-A regularly scheduled payment (under any of the available annuity options) that occurs after the Annuity Commencement Date (or Periodic
Income Commencement Date if i4LIFE (Reg. TM) Advantage has been elected).
Payments may be variable or fixed, or a combination of both.

Annuity Unit-A measure used to calculate the amount of Annuity Payouts for the variable side of the contract after the Annuity Commencement Date.

Automatic Annual Step-up-Under Lincoln Market Select (Reg. TM) Advantage and
4LATER (Reg. TM) Select Advantage, the Income Base will automatically step up to the Contract Value on each Benefit Year anniversary, subject to certain conditions.

Beneficiary-The person you choose to receive any Death Benefit paid if you die before the Annuity Commencement Date.

Benefit Year-Under Lincoln Market Select (Reg. TM) Advantage and 4LATER (Reg.
TM) Select Advantage, the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that.

Contractowner (you, your, owner)-The person who can exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the Beneficiary, etc.). Usually, but not always, the Contractowner is the Annuitant.

Contract Value (may be referred to as Account Value in marketing materials)-At any given time before the Annuity Commencement Date, the total value of all
Accumulation Units of a contract plus the value of the fixed side of the contract, if any.

Contract Year-Each 12-month period starting with the effective date of the contract and starting with each contract anniversary after that.

Death Benefit-Before the Annuity Commencement Date, the amount payable to your designated Beneficiary if the Contractowner dies. As an alternative, the
Contractowner may receive a Death Benefit on the death of the Annuitant prior to the Annuity Commencement Date.

Enhancement Period-Under Lincoln Market Select (Reg. TM) Advantage and 4LATER
(Reg. TM) Select Advantage the 10-year period during which the 5% Enhancement is in effect.

Excess Withdrawals-Amounts withdrawn during a Benefit Year, as specified for each Living Benefit Rider, which decrease or eliminate the guarantees under the rider.

Fee-Based Financial Plan-A wrap account, managed account or other investment program whereby an investment firm/
professional offers asset allocation and/or investment advice for a fee. Such programs can be offered by broker-dealers, banks and registered investment advisors, trust companies and other firms. Under this arrangement, the
Contractowner pays the investment firm/professional directly for services.

Good Order-The actual receipt at our Home Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to effect the transaction. The forms we provide will identify the necessary documentation. We may, in our sole discretion, determine whether any particular transaction request is in Good
Order, and we reserve the right to change or waive any Good Order requirements at any time.

Guaranteed Annual Income-The guaranteed periodic withdrawal amount available from the contract each Benefit Year for life under Lincoln Market Select (Reg.
TM) Advantage.

Guaranteed Annual Income Amount Annuity Payout Option-A payout option available under Lincoln Market Select (Reg. TM) Advantage in which the Contractowner (and spouse if


applicable) will receive annual annuity payments equal to the Guaranteed Annual
Income amount for life.

Income Base-Under Lincoln Market Select (Reg. TM) Advantage, a value used to calculate the Guaranteed Annual Income amount. Under 4LATER (Reg. TM) Select
Advantage, the Income Base will be used to calculate the minimum payouts available under your contract at a later date.

Investment Requirements-Restrictions in how you may allocate your Subaccount investments if you own certain Living Benefit Riders.

Lifetime Income Period-Under i4LIFE (Reg. TM) Advantage, the period of time following the Access Period during which we make Regular Income Payments to you
(and Secondary Life, if applicable) for the rest of your life. During the
Lifetime Income Period, you will no longer have access to your Account Value or receive a Death Benefit.

Lincoln Life (we, us, our, Company)-The Lincoln National Life Insurance
Company.

Living Benefit Rider-A general reference to optional riders that may be available for purchase, and provide some type of a minimum guarantee while you are alive. The riders that are currently available are: Lincoln Market Select
(Reg. TM) Advantage, 4LATER (Reg. TM) Select Advantage and i4LIFE (Reg. TM)
Advantage (with or without the Guaranteed Income Benefit). If you select a
Living Benefit Rider, Excess Withdrawals may have adverse effects on the benefit, and you may be subject to Investment Requirements.

Periodic Income Commencement Date-The Valuation Date on which the amount of
i4LIFE (Reg. TM) Advantage Regular Income Payments are determined.

Purchase Payments-Amounts paid into the contract.

Rate Sheet-Prospectus supplement, that will be filed periodically, where we declare the current Guaranteed Annual Income rates under Lincoln Market Select
(Reg. TM) Advantage and the Guaranteed Income Benefit percentages under i4LIFE
(Reg. TM) Advantage Select Guaranteed Income Benefit.

Regular Income Payments-The variable, periodic income payments paid under
i4LIFE (Reg. TM) Advantage.

Secondary Life-Under Lincoln Market Select (Reg. TM) Advantage and 4LATER (Reg.
TM) Select Advantage, the person designated by the Contractowner upon whose life the annuity payments will also be contingent.

Selling Group Individuals-A Contractowner who meets one of the following criteria at the time of the contract purchase and who purchases the contract without the assistance of a registered representative under contract with us:
 o   Employees and registered representatives of any member of the selling group (broker-dealers who have selling agreements with us for the products described in this prospectus) and their spouses and minor children.
 o   Officers, directors, trustees or bona-fide full-time employees and their spouses and minor children of Lincoln Financial Group or any of the investment advisers of the funds currently being offered, or their affiliated or managed companies.

Subaccount-Each portion of the VAA that reflects investments in Accumulation and Annuity Units of a class of a particular fund available under the contracts. There is a separate Subaccount which corresponds to each class of a fund.

Valuation Date-Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation Period-The period starting at the close of trading (normally 4:00
p.m. New York time) on each day that the NYSE is open for trading (Valuation
Date) and ending at the close of such trading on the next Valuation Date.

                                                                               5

Expense Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer Contract Value between investment options, and/or the fixed account (if available). State premium taxes may also be deducted. The premium tax rates range from zero to
5%.

                       CONTRACTOWNER TRANSACTION EXPENSES

Accumulation Phase:
There are no sales charges, deferred sales charges, or surrender charges associated with this contract.

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses. Only one table will apply to a given Contractowner. The tables differ based on whether the Contractowner has purchased the i4LIFE (Reg. TM)
Advantage rider.
o Table A reflects the expenses for a contract that has not elected i4LIFE
(Reg. TM) Advantage (Base contract).
o Table B reflects the expenses for a contract that has elected i4LIFE (Reg.
TM) Advantage.
o Table C reflects the expenses for a contract that has elected i4LIFE (Reg.
TM) Advantage and Highest Anniversary Death Benefit.

o Table D reflects the expenses for i4LIFE (Reg. TM) Advantage Select
  Guaranteed Income Benefit for Contractowners who transition from Lincoln
  Market Select (Reg. TM) Advantage.

o Table E reflects the expenses for i4LIFE (Reg. TM) Advantage Select
  Guaranteed Income Benefit for Contractowners who transition from 4LATER
  (Reg. TM) Select Advantage.

                                    TABLE A
Expenses for a Contract that has not Elected i4LIFE (Reg. TM) Advantage (Base
                                   Contract)

Account Fee:1                                                                                  $    50
Separate Account Annual Expenses (as a percentage of average daily net assets in the
  Subaccounts):
Product Charge2
  Guarantee of Principal Death Benefit3
   Age at Issue 1 - 80....................................................................        0.50%
   Age at Issue 81 - 85...................................................................        0.70%
  Account Value Death Benefit.............................................................        0.40%

                                                Single      Joint
                                                 Life       Life

Optional Rider Charges:
Highest Anniversary Death Benefit4
  Guaranteed Maximum Annual Charge.........      XX%        XX%
  Current Annual Charge....................      XX%        XX%
Lincoln Market Select (Reg. TM) Advantage:5
  Guaranteed Maximum Annual Charge.........      XX%        XX%
  Current Initial Annual Charge............      XX%        XX%
4LATER (Reg. TM) Select Advantage:6
  Guaranteed Maximum Charge................     2.25%      2.45%
  Current Charge...........................     1.25%      1.50%

1 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon the surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or day of surrender).

2 The product charge consists of a mortality and expense risk charge of 0.30%
  and an administrative charge of 0.10% The product charge rate is 0.40% on and after the Annuity Commencement Date.

3 The product charge is based on the oldest Contractowner's or Annuitant's age at the time the contract is issued.

4 As an annualized percentage of the highest anniversary value at the time of the charge. We will deduct this charge from the Contract Value on a quarterly basis,


  with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the rider effective date. See the
  Charges and Other Deductions section below for a discussion of how the charge is calculated. The Guarantee of Principal Death Benefit product charge also applies.

5 As an annualized percentage of the Income Base (initial Purchase Payment or
  Contract Value at the time of election), as increased for subsequent
  Purchase Payments, 5% Enhancements, and/or Automatic Annual Step-ups and
  decreased by Excess Withdrawals. This charge is deducted from the Contract
  Value on a quarterly basis. See Charges and Deductions - Rider Charges -
  Lincoln Market Select (Reg. TM) Advantage.

6 As an annualized percentage of the Income Base, as increased by subsequent
  Purchase Payments, 5% Enhancements, and Automatic Annual Step-ups, and
  decreased by withdrawals. This charge is deducted from the Contract Value on a quarterly basis. See Charges and Other Deductions - 4LATER (Reg. TM)
  Select Advantage for more information.

                                    TABLE B
      Expenses for a Contract that has Elected i4LIFE (Reg. TM) Advantage

Annual Account Fee:1........     $50

i4LIFE (Reg. TM) Advantage without a Guaranteed Income Benefit rider:2
  Guarantee of Principal Death Benefit:3
   Age at Issue 1 - 80................................................    0.90%
   Age at Issue 81 - 85...............................................    1.10%
  Account Value Death Benefit.........................................    0.80%

                                                                  Single      Joint
                                                                   Life       Life

i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit:4
  Guarantee of Principal Death Benefit:3
   Guaranteed Maximum Charge.................................      XX%        XX%
   Current Charge
    Age at Issue 1 - 80......................................      XX%        XX%
    Age at Issue 81 - 85.....................................      XX%        XX%
  Account Value Death Benefit
   Guaranteed Maximum Charge.................................      XX%        XX%
   Current Charge............................................     1.75%      1.95%

1 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon the surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or day of surrender).

2 As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the effective date of i4LIFE (Reg. TM)
  Advantage. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage
  Charge for further information. These charges continue during the Access
  Period. The i4LIFE (Reg. TM) Advantage charge rate is reduced to XX% during the Lifetime Income Period.

3 The product charge is based on the Contractowner's or Annuitant's age at the time the contract is issued.

4 As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the effective date of the Guaranteed
  Income Benefit. The current annual charge rate for the Guaranteed Income
  Benefit is XX% of Account Value for the single life option and XX% of
  Account Value for the joint life option with a guaranteed maximum charge rate of XX%. These charges and the Guarantee of Principal Death Benefit product charge are added to the i4LIFE (Reg. TM) Advantage charges to comprise the total charges reflected. During the Lifetime Income Period, the
  Guaranteed Income Benefit charge rate is added to the i4LIFE (Reg. TM)
  Advantage charge rate of XX%. See Charges and Other Deductions - i4LIFE
  (Reg. TM) Advantage Select Guaranteed Income Benefit Charge for further information.

                                    TABLE C
Expenses for a Contract that has Elected i4LIFE (Reg. TM) Advantage and Highest
                           Anniversary Death Benefit

Annual Account Fee:1......................     $ 50
Highest Anniversary Death Benefit charge:2
  Guaranteed Maximum Annual Charge........      XX%

                                                                               7

  Current Annual Charge........    XX%

i4LIFE (Reg. TM) Advantage without a Guaranteed Income Benefit rider:3
  Guarantee of Principal Death Benefit:4
   Age at Issue 1 - 80................................................    XX%
   Age at Issue 81 - 85...............................................    XX%
  Account Value Death Benefit.........................................    XX%

                                                                         Single      Joint
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (Managed Risk):5     Life        Life
  Guarantee of Principal Death Benefit:4
   Guaranteed Maximum Charge.........................................      XX%        XX%
   Current Charge:
    Age at Issue 1 - 80..............................................      XX%        XX%
    Age at Issue 81 - 85.............................................      XX%        XX%
  Account Value Death Benefit:
   Guaranteed Maximum Charge.........................................      XX%        XX%
   Current Charge....................................................      XX%        XX%
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version 5):6
  Guarantee of Principal Death Benefit:4
   Guaranteed Maximum Charge.........................................      XX%        XX%
   Current Charge:
    Age at Issue 1 - 80..............................................      XX%        XX%
    Age at Issue 81 - 85.............................................      XX%        XX%
  Account Value Death Benefit:
   Guaranteed Maximum Charge.........................................      XX%        XX%
   Current Charge....................................................      XX%        XX%

1 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon the surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or day of surrender).

2 We will deduct this charge from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the rider effective date. See the Charges and
  Other Deductions section below for a discussion of how the charge is calculated.

3 As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the effective date of i4LIFE (Reg. TM)
  Advantage. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage
  Rider Charge for further information. These charges continue during the
  Access Period. The i4LIFE (Reg. TM) Advantage charge rate is reduced to XX%
  during the Lifetime Income period. The Guarantee of Principal Death Benefit product charge also applies if the Highest Anniversary Death Benefit is in effect.

4 The product charge is based on the Contractowner's or Annuitant's age at the time the contract is issued.

5 As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the effective date of the Guaranteed
  Income Benefit. The current annual charge rate for the Guaranteed Income
  Benefit is XX% of Account Value for the single life option and XX% of
  Account Value for the joint life option with a guaranteed maximum charge rate of XX%. These charges and the Guarantee of Principal Death Benefit product charge are added to the i4LIFE (Reg. TM) Advantage charges to comprise the total charges reflected. During the Lifetime Income Period, the
  Guaranteed Income Benefit charge rate is added to the i4LIFE (Reg. TM)
  Advantage charge rate of XX%. See Charges and Other Deductions - i4LIFE
  (Reg. TM) Advantage Guaranteed Income Benefit Charge for further information.

6 As an annualized percentage of average Account Value, computed daily. This charge is assessed only on and after the effective date of the Guaranteed
  Income Benefit. The current annual charge rate for the Guaranteed Income
  Benefit is XX% of Account Value for the single life option and XX% of
  Account Value for the joint life option with a guaranteed maximum charge rate of XX%. These charges and the Guarantee of Principal Death Benefit product charge are added to the i4LIFE (Reg. TM) Advantage charges to comprise of the total charges reflected. During the Lifetime Income Period, the Guaranteed Income Benefit charge rate is added to the i4LIFE (Reg. TM)
  Advantage charge rate of XX%. See Charges and Other Deductions - i4LIFE
  (Reg. TM) Advantage with Guaranteed Income Benefit Charge for further information.


                                    TABLE D
Expenses for i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit for
 Contractowners who Transition from Lincoln Market Select (Reg. TM) Advantage

Annual Account Fee:1........     $50

i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit for Contractowners who
  transition from Lincoln
Market Select (Reg. TM) Advantage:                                                            Single/Joint Life
Separate Account Annual Expenses (as a percentage of average daily net assets in the
  Subaccounts):
  Product Charge2, 3
   Guarantee of Principal Death Benefit:
    Age at Issue 1 - 80...................................................................           XX%
    Age at Issue 81 - 85..................................................................           XX%
   Account Value Death Benefit............................................................           XX%
Highest Anniversary Death Benefit4
  Guaranteed Maximum Annual Charge........................................................           XX%
  Current Annual Charge...................................................................           XX%

  i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit:5    Single Life      Joint Life
   Guaranteed Maximum Annual Charge............................        XX%              XX%
   Current Initial Annual Charge...............................        XX%              XX%

1 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon the surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or day of surrender).

2 This product charge consists of a mortality and expense risk charge of XX%
  and an administrative charge of 0.10%. The product charge rate is XX% on and after the Annuity Commencement Date.

3 The product charge is based on the Contractowner's or Annuitant's age at the time the contract is issued

4 The Guarantee of Principal Death Benefit product charge also applies if the
Highest Anniversary Death Benefit is in effect.

5 As an annualized percentage of the greater of the Income Base (associated with Lincoln Market Select (Reg. TM) Advantage) or Account Value. This
  charge is deducted from Account Value on a quarterly basis and only on and after the effective date of i4LIFE (Reg. TM) Advantage. In the event of an automatic step-up in the Guaranteed Income Benefit, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increases and
  2) the dollar amount of the charge will also increase by the percentage increase, if any, to the Lincoln Market Select (Reg. TM) Advantage current charge rate. (The Lincoln Market Select (Reg. TM) Advantage charge continues to be a factor in determining the i4LIFE (Reg. TM) Advantage Guaranteed
  Income Benefit (version 4) charge.)

                                    TABLE E
Expenses for i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit for
     Contractowners who Transition from 4LATER (Reg. TM) Select Advantage

Annual Account Fee:1........     $50

i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit for Contractowners who
  transition from 4LATER (Reg. TM)
Select Advantage:                                                                             Single/Joint Life
Separate Account Annual Expenses (as a percentage of average daily net assets in the
  Subaccounts):
  Product Charge2
   Guarantee of Principal Death Benefit:3
    Age at Issue 1 - 80...................................................................           XX%

                                                                               9

    Age at Issue 81 - 85..................    XX%
   Account Value Death Benefit............    XX%
Highest Anniversary Death Benefit
  Guaranteed Maximum Annual Charge........    XX%
  Current Annual Charge...................    XX%

  i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit    Single Life      Joint Life
   Guaranteed Maximum Annual Charge..........................        XX%              XX%
   Current Initial Annual Charge.............................        XX%              XX%

1 During the accumulation phase, the account fee will be deducted from your
  Contract Value on each contract anniversary, or upon the surrender of the contract. The account fee will be waived if your Contract Value is $50,000 or more on the contract anniversary (or day of surrender).

2 This product charge consists of a mortality and expense risk charge of XX%
  and an administrative charge of 0.10%. The product charge rate is XX% on and after the Annuity Commencement Date. The Guarantee of Principal Death
  Benefit product charge also applies if the Highest Anniversary Death Benefit is in effect.

3 The product charge is based on the Contractowner's or Annuitant's age at the time the contract is issued

The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay
periodically during the time that you own the contract. The expenses are for the year ended December 31, 2015. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

                                                                               Minimum   Maximum
                                                                              --------- --------

      Total Annual Fund Operating Expenses (expenses that are deducted from
       fund assets, including management fees, and other expenses)...........  0.21%     1.82%
      Total Annual Fund Operating Expenses (after contractual waivers/
       reimbursements*)......................................................  0.21%     1.41%

*     Some of the funds have entered into contractual waiver or reimbursement arrangements that may reduce fund management and other fees and/or expenses during the period of the arrangement. These arrangements vary in length, but no arrangement will terminate before April 30, 2017.

The following table shows the expenses charged by each fund for the year ended
  December 31, 2015:
(as a percentage of each fund's average net assets):

                                                                                                         Other
                                                                    Management         12b-1 Fees        Expenses
                                                                    Fees (before       (before any       (before any
                                                                    any waivers/       waivers/          waivers/
                                                                    reimburse-         reimburse-        reimburse-
                                                                    ments)         +   ments)        +   ments)        +

American Century VP Balanced Fund - Class I                             0.90%             0.00%             0.01%
American Funds Asset Allocation Fund - Class 1A                         0.28%             0.00%             0.26%
American Funds Blue Chip Income and Growth Fund - Class 1A              0.40%             0.00%             0.26%
American Funds Bond Fund - Class 1A                                     0.36%             0.00%             0.27%
American Funds Capital Income Builder (Reg. TM) - Class 1A              0.50%             0.00%             0.31%
American Funds Global Balanced FundSM - Class 1A                        0.66%             0.00%             0.31%
American Funds Global Bond Fund - Class 1A                              0.53%             0.00%             0.29%
American Funds Global Growth and Income Fund - Class 1A                 0.60%             0.00%             0.29%
American Funds Global Growth Fund - Class 1A                            0.52%             0.00%             0.28%
American Funds Global Small Capitalization Fund - Class 1A              0.69%             0.00%             0.29%
American Funds Growth Fund - Class 1A                                   0.33%             0.00%             0.27%
American Funds Growth-Income Fund - Class 1A                            0.27%             0.00%             0.27%
American Funds High-Income Bond Fund - Class 1A                         0.46%             0.00%             0.27%
American Funds International Fund - Class 1A                            0.50%             0.00%             0.29%
American Funds International Growth and Income FundSM - Class 1A        0.64%             0.00%             0.29%
American Funds Managed Risk Asset Allocation FundSM - Class P1(1)       0.15%             0.00%             0.29%

                                                                                                               Total
                                                                                   Total         Total         Expenses
                                                                                   Expenses      Contractual   (after
                                                                    Acquired       (before any   waivers/      Contractual
                                                                    Fund           waivers/      reimburse-    waivers/
                                                                    Fees and       reimburse-    ments         reimburse-
                                                                    Expenses   =   ments)        (if any)      ments)

American Century VP Balanced Fund - Class I                           0.00%           0.91%           0.00%         0.00%
American Funds Asset Allocation Fund - Class 1A                       0.00%           0.54%           0.00%         0.00%
American Funds Blue Chip Income and Growth Fund - Class 1A            0.00%           0.66%           0.00%         0.00%
American Funds Bond Fund - Class 1A                                   0.00%           0.63%           0.00%         0.00%
American Funds Capital Income Builder (Reg. TM) - Class 1A            0.00%           0.81%           0.00%         0.00%
American Funds Global Balanced FundSM - Class 1A                      0.00%           0.97%           0.00%         0.00%
American Funds Global Bond Fund - Class 1A                            0.00%           0.82%           0.00%         0.00%
American Funds Global Growth and Income Fund - Class 1A               0.00%           0.89%           0.00%         0.00%
American Funds Global Growth Fund - Class 1A                          0.00%           0.80%           0.00%         0.00%
American Funds Global Small Capitalization Fund - Class 1A            0.00%           0.98%           0.00%         0.00%
American Funds Growth Fund - Class 1A                                 0.00%           0.60%           0.00%         0.00%
American Funds Growth-Income Fund - Class 1A                          0.00%           0.54%           0.00%         0.00%
American Funds High-Income Bond Fund - Class 1A                       0.00%           0.73%           0.00%         0.00%
American Funds International Fund - Class 1A                          0.00%           0.79%           0.00%         0.00%
American Funds International Growth and Income FundSM - Class 1A      0.00%           0.93%           0.00%         0.00%
American Funds Managed Risk Asset Allocation FundSM - Class P1(1)     0.27%           0.71%          -0.06%        -0.06%


                                                                                  Management         12b-1 Fees
                                                                                  Fees (before       (before any
                                                                                  any waivers/       waivers/
                                                                                  reimburse-         reimburse-
                                                                                  ments)         +   ments)

American Funds Managed Risk Blue Chip Income and Growth FundSM -
 Class P1(1)                                                                          0.15%             0.00%
American Funds Managed Risk Growth FundSM - Class P1(1)                               0.15%             0.00%
American Funds Managed Risk Growth-Income FundSM - Class P1(1)                        0.15%             0.00%
American Funds Managed Risk International FundSM - Class P1(1)                        0.15%             0.00%
American Funds Mortgage Fund(SM) - Class 1A                                           0.42%             0.00%
American Funds New World Fund (Reg. TM) - Class 1A                                    0.72%             0.00%
American Funds U. S. Government/AAA-Rated Securities Fund - Class 1A                  0.34%             0.00%
BlackRock Global Allocation V.I. Fund - Class I(2)                                    0.62%             0.00%
ClearBridge Variable Mid Cap Portfolio - Class I                                      0.75%             0.00%
Delaware VIP (Reg. TM) Diversified Income Series - Standard Class                     0.58%             0.00%
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series - Standard Class        0.48%             0.00%
Deutsche Alternative Asset Allocation VIP Portfolio - Class A(3)                      0.31%             0.00%
Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio - Investor Class(4)       0.25%             0.00%
First Trust/Dow Jones Dividend & Income Allocation Portfolio - Class II(5)            0.60%             0.00%
Invesco V.I. Equally-Weighted S&P 500 Fund - Series I Shares                          0.12%             0.00%
Invesco V.I. International Growth Fund - Series I Shares(6)                           0.71%             0.00%
JPMorgan Insurance Trust Core Bond Portfolio - Class 1(7)                             0.40%             0.00%
LVIP American Balanced Allocation Fund - Standard Class(8)                            0.25%             0.00%
LVIP American Growth Allocation Fund - Standard Class(8)                              0.25%             0.00%
LVIP American Income Allocation Fund - Standard Class(8)                              0.25%             0.00%
LVIP BlackRock Inflation Protected Bond Fund - Standard Class(9)                      0.42%             0.00%
LVIP Delaware Diversified Floating Rate Fund - Standard Class(10)                     0.58%             0.00%
LVIP Dimensional International Core Equity Fund - Standard Class(11)                  0.75%             0.00%
LVIP Dimensional International Equity Managed Volatility Fund - Standard
 Class(12)                                                                            0.25%             0.00%
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class                             0.34%             0.00%
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class(13)                         0.72%             0.00%
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class(14)             0.25%             0.00%
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class(8)                         0.25%             0.00%
LVIP Franklin Templeton Multi-Asset Opportunities Fund - Standard
 Class(15)                                                                            0.75%             0.00%
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class(9)             0.25%             0.00%
LVIP Global Growth Allocation Managed Risk Fund - Standard Class(9)                   0.25%             0.00%
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class(9)                 0.25%             0.00%
LVIP Goldman Sachs Income Builder Fund - Standard Class(16)                           0.65%             0.00%
LVIP Government Money Market Fund - Standard Class                                    0.38%             0.00%
LVIP JPMorgan High Yield Fund - Standard Class(17)                                    0.63%             0.00%
LVIP PIMCO Low Duration Bond Fund - Standard Class                                    0.50%             0.00%
LVIP SSGA Bond Index Fund - Standard Class(18)                                        0.40%             0.00%
LVIP SSGA Conservative Index Allocation Fund - Standard Class(19)                     0.25%             0.00%
LVIP SSGA Conservative Structured Allocation Fund - Standard Class(20)                0.25%             0.00%
LVIP SSGA Developed International 150 Fund - Standard Class(21)                       0.33%             0.00%
LVIP SSGA Emerging Markets 100 Fund - Standard Class(22)                              0.34%             0.00%

                                                                                      Other
                                                                                      Expenses
                                                                                      (before any       Acquired
                                                                                      waivers/          Fund
                                                                                      reimburse-        Fees and
                                                                                  +   ments)        +   Expenses   =

American Funds Managed Risk Blue Chip Income and Growth FundSM -
 Class P1(1)                                                                             0.39%            0.39%
American Funds Managed Risk Growth FundSM - Class P1(1)                                  0.39%            0.32%
American Funds Managed Risk Growth-Income FundSM - Class P1(1)                           0.39%            0.27%
American Funds Managed Risk International FundSM - Class P1(1)                           0.41%            0.50%
American Funds Mortgage Fund(SM) - Class 1A                                              0.28%            0.00%
American Funds New World Fund (Reg. TM) - Class 1A                                       0.32%            0.00%
American Funds U. S. Government/AAA-Rated Securities Fund - Class 1A                     0.26%            0.00%
BlackRock Global Allocation V.I. Fund - Class I(2)                                       0.13%            0.00%
ClearBridge Variable Mid Cap Portfolio - Class I                                         0.10%            0.00%
Delaware VIP (Reg. TM) Diversified Income Series - Standard Class                        0.09%            0.00%
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series - Standard Class           0.08%            0.00%
Deutsche Alternative Asset Allocation VIP Portfolio - Class A(3)                         0.22%            1.12%
Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio - Investor Class(4)          0.00%            0.57%
First Trust/Dow Jones Dividend & Income Allocation Portfolio - Class II(5)               0.49%            0.00%
Invesco V.I. Equally-Weighted S&P 500 Fund - Series I Shares                             0.43%            0.00%
Invesco V.I. International Growth Fund - Series I Shares(6)                              0.30%            0.01%
JPMorgan Insurance Trust Core Bond Portfolio - Class 1(7)                                0.21%            0.01%
LVIP American Balanced Allocation Fund - Standard Class(8)                               0.02%            0.41%
LVIP American Growth Allocation Fund - Standard Class(8)                                 0.02%            0.43%
LVIP American Income Allocation Fund - Standard Class(8)                                 0.05%            0.38%
LVIP BlackRock Inflation Protected Bond Fund - Standard Class(9)                         0.04%            0.01%
LVIP Delaware Diversified Floating Rate Fund - Standard Class(10)                        0.05%            0.00%
LVIP Dimensional International Core Equity Fund - Standard Class(11)                     0.27%            0.00%
LVIP Dimensional International Equity Managed Volatility Fund - Standard
 Class(12)                                                                               0.05%            0.52%
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class                                0.05%            0.00%
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class(13)                            0.04%            0.00%
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class(14)                0.04%            0.30%
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class(8)                            0.03%            0.15%
LVIP Franklin Templeton Multi-Asset Opportunities Fund - Standard
 Class(15)                                                                               0.71%            0.36%
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class(9)                0.02%            0.40%
LVIP Global Growth Allocation Managed Risk Fund - Standard Class(9)                      0.02%            0.40%
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class(9)                    0.02%            0.42%
LVIP Goldman Sachs Income Builder Fund - Standard Class(16)                              0.64%            0.00%
LVIP Government Money Market Fund - Standard Class                                       0.05%            0.00%
LVIP JPMorgan High Yield Fund - Standard Class(17)                                       0.05%            0.00%
LVIP PIMCO Low Duration Bond Fund - Standard Class                                       0.07%            0.00%
LVIP SSGA Bond Index Fund - Standard Class(18)                                           0.05%            0.00%
LVIP SSGA Conservative Index Allocation Fund - Standard Class(19)                        0.08%            0.30%
LVIP SSGA Conservative Structured Allocation Fund - Standard Class(20)                   0.04%            0.32%
LVIP SSGA Developed International 150 Fund - Standard Class(21)                          0.06%            0.00%
LVIP SSGA Emerging Markets 100 Fund - Standard Class(22)                                 0.12%            0.00%

                                                                                                              Total
                                                                                  Total         Total         Expenses
                                                                                  Expenses      Contractual   (after
                                                                                  (before any   waivers/      Contractual
                                                                                  waivers/      reimburse-    waivers/
                                                                                  reimburse-    ments         reimburse-
                                                                                  ments)        (if any)      ments)

American Funds Managed Risk Blue Chip Income and Growth FundSM -
 Class P1(1)                                                                         0.93%          -0.16%        -0.16%
American Funds Managed Risk Growth FundSM - Class P1(1)                              0.86%          -0.16%        -0.16%
American Funds Managed Risk Growth-Income FundSM - Class P1(1)                       0.81%          -0.16%        -0.16%
American Funds Managed Risk International FundSM - Class P1(1)                       1.06%          -0.17%        -0.17%
American Funds Mortgage Fund(SM) - Class 1A                                          0.70%           0.00%         0.00%
American Funds New World Fund (Reg. TM) - Class 1A                                   1.04%           0.00%         0.00%
American Funds U. S. Government/AAA-Rated Securities Fund - Class 1A                 0.60%           0.00%         0.00%
BlackRock Global Allocation V.I. Fund - Class I(2)                                   0.75%          -0.01%        -0.01%
ClearBridge Variable Mid Cap Portfolio - Class I                                     0.85%           0.00%         0.00%
Delaware VIP (Reg. TM) Diversified Income Series - Standard Class                    0.67%           0.00%         0.00%
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series - Standard Class       0.56%           0.00%         0.00%
Deutsche Alternative Asset Allocation VIP Portfolio - Class A(3)                     1.65%          -0.24%        -0.24%
Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio - Investor Class(4)      0.82%          -0.05%        -0.05%
First Trust/Dow Jones Dividend & Income Allocation Portfolio - Class II(5)           1.09%          -0.14%        -0.14%
Invesco V.I. Equally-Weighted S&P 500 Fund - Series I Shares                         0.55%           0.00%         0.00%
Invesco V.I. International Growth Fund - Series I Shares(6)                          1.02%          -0.01%        -0.01%
JPMorgan Insurance Trust Core Bond Portfolio - Class 1(7)                            0.62%          -0.02%        -0.02%
LVIP American Balanced Allocation Fund - Standard Class(8)                           0.68%          -0.05%        -0.05%
LVIP American Growth Allocation Fund - Standard Class(8)                             0.70%          -0.05%        -0.05%
LVIP American Income Allocation Fund - Standard Class(8)                             0.68%          -0.05%        -0.05%
LVIP BlackRock Inflation Protected Bond Fund - Standard Class(9)                     0.47%           0.00%         0.00%
LVIP Delaware Diversified Floating Rate Fund - Standard Class(10)                    0.63%          -0.03%        -0.03%
LVIP Dimensional International Core Equity Fund - Standard Class(11)                 1.02%          -0.34%        -0.34%
LVIP Dimensional International Equity Managed Volatility Fund - Standard
 Class(12)                                                                           0.82%          -0.04%        -0.04%
LVIP Dimensional U.S. Core Equity 1 Fund - Standard Class                            0.39%           0.00%         0.00%
LVIP Dimensional U.S. Core Equity 2 Fund - Standard Class(13)                        0.76%          -0.29%        -0.29%
LVIP Dimensional U.S. Equity Managed Volatility Fund - Standard Class(14)            0.59%           0.00%         0.00%
LVIP Dimensional/Vanguard Total Bond Fund - Standard Class(8)                        0.43%          -0.05%        -0.05%
LVIP Franklin Templeton Multi-Asset Opportunities Fund - Standard
 Class(15)                                                                           1.82%          -0.89%        -0.89%
LVIP Global Conservative Allocation Managed Risk Fund - Standard Class(9)            0.67%           0.00%         0.00%
LVIP Global Growth Allocation Managed Risk Fund - Standard Class(9)                  0.67%           0.00%         0.00%
LVIP Global Moderate Allocation Managed Risk Fund - Standard Class(9)                0.69%           0.00%         0.00%
LVIP Goldman Sachs Income Builder Fund - Standard Class(16)                          1.29%          -0.54%        -0.54%
LVIP Government Money Market Fund - Standard Class                                   0.43%           0.00%         0.00%
LVIP JPMorgan High Yield Fund - Standard Class(17)                                   0.68%          -0.03%        -0.03%
LVIP PIMCO Low Duration Bond Fund - Standard Class                                   0.57%           0.00%         0.00%
LVIP SSGA Bond Index Fund - Standard Class(18)                                       0.45%          -0.12%        -0.12%
LVIP SSGA Conservative Index Allocation Fund - Standard Class(19)                    0.63%          -0.13%        -0.13%
LVIP SSGA Conservative Structured Allocation Fund - Standard Class(20)               0.61%          -0.10%        -0.10%
LVIP SSGA Developed International 150 Fund - Standard Class(21)                      0.39%          -0.01%        -0.01%
LVIP SSGA Emerging Markets 100 Fund - Standard Class(22)                             0.46%          -0.01%        -0.01%

                                                                              11

                                                                                                              Other
                                                                         Management         12b-1 Fees        Expenses
                                                                         Fees (before       (before any       (before any
                                                                         any waivers/       waivers/          waivers/
                                                                         reimburse-         reimburse-        reimburse-
                                                                         ments)         +   ments)        +   ments)        +

LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard
 Class(23)                                                                   0.40%             0.00%             0.03%
LVIP SSGA International Index Fund - Standard Class(24)                      0.40%             0.00%             0.08%
LVIP SSGA Large Cap 100 Fund - Standard Class(25)                            0.31%             0.00%             0.03%
LVIP SSGA Mid-Cap Index Fund - Standard Class                                0.27%             0.00%             0.05%
LVIP SSGA Moderate Index Allocation Fund - Standard Class(20)                0.25%             0.00%             0.04%
LVIP SSGA Moderate Structured Allocation Fund - Standard Class(20)           0.25%             0.00%             0.02%
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard
 Class(20)                                                                   0.25%             0.00%             0.04%
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard
 Class(20)                                                                   0.25%             0.00%             0.03%
LVIP SSGA S&P 500 Index Fund - Standard Class                                0.17%             0.00%             0.04%
LVIP SSGA Small-Cap Index Fund - Standard Class                              0.32%             0.00%             0.05%
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class(26)                        0.35%             0.00%             0.06%
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class(27)           0.70%             0.00%             0.07%
MFS (Reg. TM) VIT Total Return Series - Initial Class(28)                    0.66%             0.00%             0.04%
Putnam VT George Putnam Balanced Fund - Class IA                             0.52%             0.00%             0.20%

                                                                                                                    Total
                                                                                        Total         Total         Expenses
                                                                                        Expenses      Contractual   (after
                                                                         Acquired       (before any   waivers/      Contractual
                                                                         Fund           waivers/      reimburse-    waivers/
                                                                         Fees and       reimburse-    ments         reimburse-
                                                                         Expenses   =   ments)        (if any)      ments)

LVIP SSGA Global Tactical Allocation Managed Volatility Fund - Standard
 Class(23)                                                                 0.28%           0.71%          -0.10%        -0.10%
LVIP SSGA International Index Fund - Standard Class(24)                    0.00%           0.48%          -0.08%        -0.08%
LVIP SSGA Large Cap 100 Fund - Standard Class(25)                          0.00%           0.34%          -0.01%        -0.01%
LVIP SSGA Mid-Cap Index Fund - Standard Class                              0.00%           0.32%           0.00%         0.00%
LVIP SSGA Moderate Index Allocation Fund - Standard Class(20)              0.29%           0.58%          -0.10%        -0.10%
LVIP SSGA Moderate Structured Allocation Fund - Standard Class(20)         0.32%           0.59%          -0.10%        -0.10%
LVIP SSGA Moderately Aggressive Index Allocation Fund - Standard
 Class(20)                                                                 0.29%           0.58%          -0.10%        -0.10%
LVIP SSGA Moderately Aggressive Structured Allocation Fund - Standard
 Class(20)                                                                 0.34%           0.62%          -0.10%        -0.10%
LVIP SSGA S&P 500 Index Fund - Standard Class                              0.00%           0.21%           0.00%         0.00%
LVIP SSGA Small-Cap Index Fund - Standard Class                            0.00%           0.37%           0.00%         0.00%
LVIP SSGA Small-Mid Cap 200 Fund - Standard Class(26)                      0.00%           0.41%          -0.01%        -0.01%
LVIP U.S. Growth Allocation Managed Risk Fund - Standard Class(27)         0.54%           1.31%          -0.45%        -0.45%
MFS (Reg. TM) VIT Total Return Series - Initial Class(28)                  0.00%           0.70%          -0.05%        -0.05%
Putnam VT George Putnam Balanced Fund - Class IA                           0.00%           0.72%           0.00%         0.00%

(1)   Other Expense is based on estimated amounts for the current fiscal period. The investment adviser is currently waiving a portion of its management fees equal to .05% of the fund's net assets. In addition, the investment adviser is currently reimbursing a portion of other expenses.
      This waiver and reimbursement will be in effect through at least May1,
      2017, unless modified or terminated by the fund's board. The adviser may elect at its discretion to extend, modify or terminate the reimbursement at that time. The waiver may only be modified or terminated with the approval of the fund's board.

(2)   As described in the "Management of the Funds" section of the Fund's prospectus, Blackrock has contractually agreed to waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses
      After Fee Waivers and/or Expense Reimbursements (excluding Dividend
      Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) to 1.25% of average daily net assets until May 1,
      2017. Blackrock has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to .07% of average daily net assets until May 1, 2017. Each of these contractual agreements may be terminated upon 90 days notice by a majority of the non-interested directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund.

(3)   Through April 30, 2017, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay certain operating expenses of the portfolio to the extent necessary to maintain the portfolio's total annual operating expenses at ratios no higher than
      0.29% for Class A shares, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest expense and acquired funds (underlying funds) fees and expenses (estimated at 1.12%). The agreement may be terminated with the consent of the fund's Board.

(4)   FMRC has contractually agreed to waive 0.05% of the fund's management fee. This arrangement will remain in effect through April 30, 2017.

(5)   The Fund's Investment advisor has agreed to waive fees and/or pay the
      Fund's expenses to the extent necessary to prevent the operating expenses of the Class I shares and Class shares (excluding interest expense, brokerage commissions and other trading expenses, taxes and extraordinary expenses) from exceeding 1.20% and 0.95%, respectively, of the Fund's average daily assets per year at least until May 1, 2017. Expenses borne by the Fund's investment advisor are subject to reimbursement by the Fund up to three years from the date of the fee or expense was incurred, but no reimbursement payment will be made by the Fund at any time if it would result in the Class I share or Class II share expenses (excluding interest expense, brokerage commissions and other trading expenses, taxes and extraordinary expenses) exceeding 1.20% and 0.95%, respectively, of the Fund's average daily net assets per year. The agreement may be terminated by the Trust on behalf of the Fund at any time and by the
      Fund's investment advisor only after May 1, 2017 upon 60 days' written notice.

(6)   Invesco has contractually agreed to waive a portion of the Fund's management fee in an amount equal to the net management fee that Invesco earns on the Fund's investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless
      Invesco continues the fee waiver agreement, it will terminate on June 30,
      2017. The fee waiver agreement cannot be terminated during its term.

(7)   The Portfolio's adviser and/or its affiliates have contractually agreed to waive fees and/or reimburse expenses to the extent Total Annual Fund
      Operating Expenses of Class 1 Shares (excluding Acquired Fund Fees and
      Expenses other than certain money market fund fees as described below, dividend and interest expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) exceed 0.60% of the average daily net assets. The
      Portfolio may invest in one or more money market funds advised by the
      Adviser or its affiliates (affiliated money market funds). The Fund's adviser and/or administrator have contractually agreed to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on the Portfolio's investment in such money market funds. These waivers are in effect through 4/30/2017, at which time the adviser and/or its affiliates will determine whether to renew or revise them.

(8)   The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.05% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(9)   The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.


(10)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.03% on the first $2 billion of the Fund's average daily net assets; and 0.05% of the
      Fund's average daily net assets in excess of $2 billion. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(11)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.17% of the
      Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund
      Operating Expenses (excluding AFFE) exceed 0.68% of the Fund's average daily net assets for the Standard Class (and 0.93% for Service Class).
      Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(12)  AFFE is based on estimated amounts for the current fiscal year. The Total
      Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.04% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. Other Expenses were restated to reflect the current fee structure of the fund. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(13)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.29% of the
      Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(14)  AFFE is based on estimated amounts for the current fiscal year. The Total
      Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Other Expenses were restated to reflect the current fee structure of the fund.

(15)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.28% of the
      Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total Annual Fund
      Operating Expenses (excluding AFFE) exceed 0.57% of the Fund's average daily net assets for the Standard Class (and 0.82% for the Service
      Class). Both agreements will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the
      Fund's board of trustees and the adviser. The Total Annual Fund Operating
      Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

(16)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to reimburse the Fund to the extent that the Total Annual Fund
      Operating Expenses (excluding AFFE) exceed 0.75% of the Fund's average daily net assets for the Standard Class (and 1.00% for the Service
      Class). The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the
      Fund's board of trustees and the adviser.

(17)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.05% of the
      Fund's average daily net assets in excess of $250 million. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(18)  The Fee Waiver was restated to reflect the current fee waiver of the
      Fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.08% of the first $500 million of the Fund's average daily net assets;
      0.122% on the next $1.5 billion of the Fund's average daily net assets and 0.152% of the Fund's average daily net assets in excess of $2 billion. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the
      Fund's board of trustees and the adviser.

(19)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.10% of the Fund's average daily net assets. The adviser has also contractually agreed to reimburse the Fund to the extent that the Total
      Annual Fund Operating Expenses (excluding AFFE) exceed 0.20% of the
      Fund's average daily net assets for the Standard Class (and 0.45% for the
      Service Class). Both agreements will continue at least through April 30,
      2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(20)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.10% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(21)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.07% of the first $50 million of the Fund's average daily net assets and 0.01% on next $450 million of the Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(22)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.065% of the first $50 million of the Fund's average daily net assets and 0.025% on next $50 million of the Fund's average daily net assets and 0.005% on next $400 million of the Fund's average daily net assets The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser. The Fee Waiver was restated to reflect the current fee waiver of the Fund.

(23)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.10% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(24)  The Fee Waiver was restated to reflect the current fee waiver of the
      Fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.052% on the first $1 billion of the Fund's average daily net assets;
      and 0.10% of the Fund's average daily net assets in excess of $1 billion.
      The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(25)  Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee: 0.08% of the first $50 million of the Fund's average daily net assets and 0.015% on next $450 million of the Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(26)  The Fee Waiver was restated to reflect the current fee waiver of the
Fund. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to

                                                                              13

  waive the following portion of its advisory fee: 0.065% of the first $50 million of the Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(27)  The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE. Lincoln Investment Advisors Corporation (the "adviser") has contractually agreed to waive the following portion of its advisory fee:
      0.45% of the Fund's average daily net assets. The agreement will continue at least through April 30, 2017 and cannot be terminated before that date without the mutual agreement of the Fund's board of trustees and the adviser.

(28)  MFS has agreed in writing to bear the fund's expenses, excluding interest, taxes, extraordinary expenses, brokerage and transaction costs, and investment-related expenses (such as interest and borrowing expenses incurred in connection with the fund's investment activity), such that
      "Total Annual Fund Operating Expenses" do not exceed 0.65% of the fund's average daily net assets annually for Initial Class shares. This written agreement will continue until modified by the fund's Board of Trustees, but such agreement will continue until at least April 30, 2017.

Certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase ("redemption fees") which are not reflected in the table above. As of the date of this prospectus, none have done so. See The Contracts - Market Timing for a discussion of redemption fees.

For information concerning compensation paid for the sale of the contracts, see
Distribution of the Contracts.

EXAMPLES

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts.
These costs include Contractowner transaction expenses, separate account annual expenses, and fund fees and expenses. The Examples have been calculated using the fees and expenses of the funds prior to the application of any contractual waivers and/or reimbursements.

The first Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5%
return each year, the maximum fees and expenses of any of the funds and that
i4LIFE (Reg. TM) Advantage with the Highest Anniversary Death Benefit and
Guaranteed Income Benefit (version 5) at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $XX         $XX          $XX          $XX

2) If you annuitize or do not surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $XX         $XX          $XX          $XX

The next Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5%
return each year, the maximum fees and expenses of any of the funds and that the Highest Anniversary Death Benefit and Lincoln Market Select (Reg. TM)
Advantage at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $XX         $XX          $XX          $XX

2) If you annuitize or do not surrender your contract at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

   $XX         $XX          $XX          $XX

For more information, see Charges and Other Deductions in this prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. Different fees and expenses not reflected in the examples may be imposed during a period in which Annuity Payouts are made. See
The Contracts - Annuity Payouts. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.


Summary of Common Questions
What kind of contract am I buying? This contract is an individual deferred flexible premium variable annuity contract between you and Lincoln Life. This prospectus primarily describes the variable side of the contract. This contract and certain riders, benefits, service features and enhancements may not be available in all states, and the charges may vary in certain states. All material state variations are discussed in this prospectus, however, non-material variations may not be discussed. You should refer to your contract regarding state-specific features. Please contact the Home Office or your financial professional regarding their availability.

Who can purchase this contract? This contract is issued as part of a Fee-Based
Financial Plan. A Fee-Based Financial Plan generally refers to a wrap account, managed account or other investment program whereby an investment firm/professional offers asset allocation and/or investment advice for a fee.
Such programs can be offered by broker-dealers, banks and registered investment advisors, trust companies and other firms. Under this arrangement, the
Contractowner pays the investment firm/professional directly for services. You may be able to pay this fee by taking partial withdrawals from your Contract
Value. See Additional Services for more information.

What is the Variable Annuity Account (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more Subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See
Variable Annuity Account.

What are Investment Requirements? If you elect a Living Benefit Rider (except
i4LIFE (Reg. TM) Advantage without Guaranteed Income Benefit), you will be subject to certain requirements for your Subaccount investments, which means you may be limited in how much you can invest in certain Subaccounts. Different
Investment Requirements apply to different riders.

What are my investment choices? You may allocate your Purchase Payments to the
VAA or to the fixed account, if available. Based upon your instruction for
Purchase Payments, the VAA applies your Purchase Payments to one or more of the
Subaccounts, which, in turn, invest in a corresponding underlying fund. Each fund holds a portfolio of securities consistent with its investment policy. See
Investments of the Variable Annuity Account - Description of the Funds.

Who invests my money? Several different investment advisers manage the investment options. See Investments of the Variable Annuity Account -
Description of the Funds.

How does the contract work? If we approve your application, we will send you a contract. When you make Purchase Payments during the accumulation phase, you buy Accumulation Units on the variable side of the contract and accumulate additional Contract Value through any investments in the fixed account, if available. If you decide to receive an Annuity Payout, your Accumulation Units are converted to Annuity Units. Your Annuity Payouts will be based on the number of Annuity Units you receive and the value of each Annuity Unit on payout days. See The Contracts.

What charges do I pay under the contract? We apply a product charge to the daily net asset value of the VAA for the Account Value and Guarantee of
Principal Death Benefits. The product charge consists of a mortality and expense risk charge and an administrative charge. The charges for any riders applicable to your contract, including the Highest Anniversary Death Benefit, will also be deducted from your Contract Value (or Account Value if i4LIFE
(Reg. TM) Advantage is elected). The Guarantee of Principal Death Benefit product charge also applies when you select the Highest Anniversary Death
Benefit. See Charges and Other Deductions.

We will deduct any applicable premium tax from Purchase Payments or Contract
Value, unless the governmental entity dictates otherwise, at the time the tax is incurred or at another time we choose.

See Expense Tables and Charges and Other Deductions for information regarding additional fees and expenses that may be incurred.

The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.

Charges may also be imposed during the regular income or Annuity Payout period, including i4LIFE (Reg. TM) Advantage, if elected. See The Contracts and Annuity
Payouts.

For information about the compensation we pay for sales of contracts, see The
Contracts - Distribution of the Contracts.

What Purchase Payments do I make, and how often? Your Purchase Payments are completely flexible, subject to minimum and maximum Purchase Payment amounts.
For more information, see The Contracts - Purchase Payments.

Am I limited in the amount of Purchase Payments I can make into the contract?
Yes, Purchase Payments totaling $2 million or more are subject to Home Office approval. This amount takes into consideration the total Purchase Payments for all variable annuity contracts issued by the Company (or its affiliates)
(excluding Lincoln Investor Advantage (Reg. TM) contracts) for the same
Contractowner, joint owner, and/or Annuitant. Upon providing advance written notice, we reserve the right to further limit, restrict, or suspend Purchase
Payments made to the contract.

If you elect a Living Benefit Rider (other than any version of i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit) after the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase Payments will be

                                                                              15

limited to $50,000 per Benefit Year. State variations may apply. Please contact the Home Office or your financial professional. If you elect any version of
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, no additional Purchase
Payments will be allowed at any time after the Periodic Income Commencement
Date. If you elect i4LIFE (Reg. TM) Advantage without Guaranteed Income
Benefit, no additional Purchase Payments will be allowed after the Periodic
Income Commencement Date for nonqualified contracts. For more information about these restrictions and limitations, see The Contracts - Purchase Payments.

If you elect the Highest Anniversary Death Benefit, and you have not already exceeded the Purchase Payment limit under your Living Benefit Rider, cumulative additional Purchase Payments after the first rider date anniversary and after the 70th birthday of the oldest Contractowner or Annuitant may not exceed
$100,000 each rider year without Home Office approval.

How will my Annuity Payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving Annuity Payouts from your contract as a fixed option or variable option or a combination of both. See Annuity
Payouts - Annuity Options. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios, which would decrease the amount applied to any payout option and the related payments.

What happens if I die before I annuitize? The Death Benefit may be paid upon the death of either the Contractowner or the Annuitant. Upon the death of the
Contractowner, your Beneficiary will receive Death Benefit proceeds based upon the Death Benefit you select. Your Beneficiary has options as to how the Death
Benefit is paid. In the alternative, upon the death of the Annuitant the
Contractowner may choose to receive a Death Benefit. See The Contracts - Death
Benefit.

What happens if I die on or after the Annuity Commencement Date? Once you reach the Annuity Commencement Date, any applicable Death Benefit will terminate.

May I transfer Contract Value between variable options and between the variable and fixed sides of the contract? Yes, subject to certain restrictions.
Generally, transfers made before the Annuity Commencement Date are restricted to no more than 12 per Contract Year. The minimum amount that can be transferred to the fixed account is $2,000 (unless the total amount in the
Subaccounts is less than $2,000). If transferring funds from the fixed account to a Subaccount, you may only transfer up to 25% of the total value invested in the fixed account in any 12-month period. The minimum amount that may be transferred is $300. If permitted by your contract, we may discontinue accepting transfers into the fixed side of the contract at any time. See The
Contracts - Transfers On or Before the Annuity Commencement Date and Transfers
After the Annuity Commencement Date. For further information, see also the
Fixed Side of the Contract.

What are Living Benefit Riders? Living Benefit Riders are optional riders available to purchase for an additional fee. These riders provide different types of minimum guarantees if you meet certain conditions. These riders offer either a minimum withdrawal benefit (Lincoln Market Select (Reg. TM) Advantage)
or a minimum Annuity Payout (4LATER (Reg. TM) Select Advantage and i4LIFE (Reg.
TM) Advantage, with or without the Guaranteed Income Benefit). If you select a
Living Benefit Rider, you will be subject to Investment Requirements (unless you elect i4LIFE (Reg. TM) Advantage without Guaranteed Income Benefit). Excess
Withdrawals may have adverse effects on the benefit (especially during times of poor investment performance), as they may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an
Excess Withdrawal will reduce your future guaranteed amounts, you should contact either the Home Office or your financial professional prior to requesting a withdrawal to find out what, if any, impact the Excess Withdrawal will have on any guarantees under the Living Benefit Rider. Any guarantees under the contract that exceed your Contract Value are subject to our financial strength and claims-paying ability.

What is Lincoln Market Select (Reg. TM) Advantage? Lincoln Market Select (Reg.
TM) Advantage is an optional rider that you may elect that provides annual guaranteed lifetime periodic withdrawals up to a guaranteed amount based on a percentage of an Income Base, a 5% Enhancement to the Income Base (less
Purchase Payments received in the preceding Benefit Year), an Automatic Annual
Step-up to the Income Base, and age-based increases to the guaranteed periodic withdrawal amount, subject to certain conditions. See the Living Benefit Riders
- Lincoln Market Select (Reg. TM) Advantage section of this prospectus for more information. Withdrawals may be made up to the Guaranteed Annual Income amount as long as that amount is greater than zero. The Guaranteed Annual Income amount will vary, based on when you take your first withdrawal. The Income Base is not available as a separate benefit upon death or surrender, and is increased by subsequent Purchase Payments, 5% Enhancements, and Automatic
Annual Step-ups, and is decreased by Excess Withdrawals. Lincoln Market Select
(Reg. TM) Advantage is available for election only at the time the contract is purchased. You cannot simultaneously elect Lincoln Market Select (Reg. TM)
Advantage with any other Living Benefit Rider. There is an additional charge for this rider and you will be subject to Investment Requirements. See Charges and Other Deductions - Rider Charges, The Contracts - Investment Requirements,
and Living Benefit Riders - Lincoln Market Select (Reg. TM) Advantage.

What is i4LIFE (Reg. TM) Advantage? i4LIFE (Reg. TM) Advantage is an Annuity
Payout option, available for purchase at an additional charge, that provides periodic variable lifetime income payments. During the Access Period, you have access to your Account Value, which means you have a Death Benefit and may surrender the contract or make withdrawals. For an additional charge, you may purchase a minimum payout floor, the Guaranteed Income Benefit. The charge is imposed only during the i4LIFE (Reg. TM) Advantage payout phase, and is based on the i4LIFE (Reg. TM) Advantage Death Benefit you choose and whether or not the Guaranteed Income Benefit is in effect.

What is i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit? The Guaranteed
Income Benefit provides a minimum payout floor for your i4LIFE (Reg. TM)
Advantage Regular Income Payments. The Guaranteed Income Benefit may be
purchased when you elect i4LIFE (Reg. TM) Advantage


or any time during the Access Period subject to terms and conditions at that time. The minimum floor is based on the Contract Value at the time you elect
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit. If you previously elected a Living Benefit Rider, your Income Base under that rider may be used to establish the amount of the initial Guaranteed Income Benefit at the time you terminate that rider to purchase i4LIFE (Reg. TM) Advantage. There is an additional charge for this rider, and you will be subject to Investment
Requirements. See The Contracts - Investment Requirements, and Living Benefit
Riders - Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage.

What is 4LATER (Reg. TM) Select Advantage? 4LATER (Reg. TM) Select Advantage is
an optional rider that provides an Income Base which may be used to establish the amount of the Guaranteed Income Benefit payment upon election of i4LIFE
(Reg. TM) Advantage. If you elect 4LATER (Reg. TM) Select Advantage, you must later elect i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit to
receive a benefit from 4LATER (Reg. TM) Select Advantage. 4LATER (Reg. TM)
Select Advantage is available to new Contractowners. You cannot simultaneously elect 4LATER (Reg. TM) Select Advantage with any other Living Benefit Rider.
There is an additional charge for this rider, and you will be subject to
Investment Requirements. See Living Benefit Riders - 4LATER (Reg. TM) Select
Advantage and The Contracts - Investment Requirements.

May I surrender the contract or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. A portion of surrender or withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 591/2, a 10% Internal Revenue Service (IRS) additional tax may apply. A surrender or a withdrawal also may be subject to 20% withholding. See The Contracts -
Surrenders and Withdrawals and Federal Tax Matters.

Do I get a free look at this contract? Yes. You can cancel the contract within ten days (in some states longer) of the date you first receive the contract.
You need to return the contract, postage prepaid, to our Home Office. In most states you assume the risk of any market drop on Purchase Payments you allocate to the variable side of the contract. See Return Privilege.

Where may I find more information about Accumulation Unit values? Since no sales of this product occurred before the date of this prospectus, financial information for the Subaccounts is not included in this prospectus or in the
SAI.

Investment Results
At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value.

Note that there can be no assurance that any money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to the contract fees and expenses, the yields of any Subaccount investing in a money market fund may also become extremely low and possibly negative.

The annual performance of the Subaccounts is based on past performance and does not indicate or represent future performance.

The Lincoln National Life Insurance Company
The Lincoln National Life Insurance Company (Lincoln Life or Company),
organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana.
Lincoln Life is obligated to pay all amounts promised to Contractowners under the contracts.

Depending on when you purchased your contract, you may be permitted to make allocations to the fixed account, which is part of our general account. See The
Fixed Side of the Contract. In addition, any guarantees under the contract that exceed your Contract Value, such as those associated with Death Benefit options and Living Benefit Riders are paid from our general account (not the VAA).
Therefore, any amounts that we may pay under the contract in excess of Contract
Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. With respect to the issuance of the contracts, Lincoln Life does not file periodic financial reports with the SEC pursuant to the exemption for life insurance companies provided under Rule
12h-7 of the Securities Exchange Act of 1934.

We issue other types of insurance policies and financial products as well. In addition to any amounts we are obligated to pay in excess of Contract Value under the contracts, we also pay our obligations under these products from our assets in the general account. Moreover, unlike assets held in the VAA, the assets of the general account are subject to the general liabilities of the
Company and, therefore, to the Company's general creditors. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other Contractowner obligations.

The general account is not segregated or insulated from the claims of the insurance company's creditors. Investors look to the financial strength of the insurance companies for these insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees.

                                                                              17

Our Financial Condition. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our general account. In general, those laws and regulations determine the amount and type of investments which we can make with general account assets.

In addition, state insurance regulations require that insurance companies calculate and establish on their financial statements, a specified amount of reserves in order to meet the contractual obligations to pay the claims of our
Contractowners. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of liabilities, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our general account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.

How to Obtain More Information. We encourage both existing and prospective
Contractowners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally
Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the VAA, are located in the SAI. If you would like a free copy of the SAI, please write to us at: PO Box 2348, Fort
Wayne, IN 46801-2348, or call 1-877-534-8255. In addition, the Statement of
Additional Information is available on the SEC's website at http://www.sec.gov.
You may obtain our audited statutory financial statements and any unaudited statutory financial statements that may be available by visiting our website at
www.LincolnFinancial.com.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity contracts based on its financial strength and/or claims-paying ability. Additional information about rating agencies is included in the SAI.

Lincoln Financial Group is the marketing name for Lincoln National Corporation
(NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b)
plans, and comprehensive financial planning and advisory services.

Variable Annuity Account (VAA)
On November 3, 1997, the VAA was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act).
The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct.
Income, gains and losses, whether realized or not, from assets allocated to the
VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln Life. We are the issuer of the contracts and the obligations set forth in the contract, other than those of the Contractowner, are ours. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts allocated to the VAA.

The VAA is used to support other annuity contracts offered by us in addition to the contracts described in this prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts described in this prospectus. These other annuity contracts may have different charges that could affect the performance of their Subaccounts, and they offer different benefits.

Financial Statements
The December 31, 2015 financial statements of the VAA and the December 31, 2015 consolidated financial statements of Lincoln Life are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-877-534-8255.

Investments of the Variable Annuity Account
You decide the Subaccount(s) to which you allocate Purchase Payments. There is a separate Subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request.


Investment Advisers

As compensation for its services to the funds, each investment adviser for each fund receives a fee from the funds which is accrued daily and paid monthly.
This fee is based on the net assets of each fund, as defined in the prospectuses for the funds.

Certain Payments We Receive with Regard to the Funds

With respect to a fund, including affiliated funds, the adviser and/or distributor, or an affiliate thereof, may make payments to us (or an affiliate). It is anticipated that such payments will be based on a percentage of assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by us (or an affiliate). These percentages are negotiated and vary with each fund. Some advisers and/or distributors may pay us significantly more than other advisers and/or distributors and the amount we receive may be substantial. These percentages currently range up to XX%, and as of the date of this prospectus, we were receiving payments from each fund family. We (or our affiliates) may profit from these payments or use these payments for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the contracts. These payments may be derived, in whole or in part, from the investment advisory fee deducted from fund assets.
Contractowners, through their indirect investment in the funds, bear the costs of these investment advisory fees (see the funds' prospectuses for more information). Additionally, a fund's adviser and/or distributor or its affiliates may provide us with certain services that assist us in the distribution of the contracts.

Description of the Funds

Each of the Subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund.

We select the funds offered through the contract based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, the capability and qualification of each sponsoring investment firm, and whether the fund is affiliated with us. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will make payments to us or our affiliates. We may also consider the ability of the fund to help manage volatility and our risks associated with the guarantees we provide under the contract and under optional riders, especially the Living Benefit Riders.
We review each fund periodically after it is selected. We reserve the right to remove a fund or restrict allocation of additional Purchase Payments to a fund if we determine the fund no longer meets one or more of the factors and/or if the fund has not attracted significant Contractowner assets. Finally, when we develop a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.

Certain funds invest their assets in other funds. As a result, you will pay fees and expenses at both fund levels. This will reduce your investment return.
These arrangements are referred to as funds of funds or master-feeder funds, which may have higher expenses than funds that invest directly in debt or equity securities. An advisor affiliated with us manages some of the available funds of funds. Our affiliates may promote the benefits of such funds to
Contractowners and/or suggest that Contractowners consider whether allocating some or all of their Contract Value to such portfolios is consistent with their desired investment objectives. In doing so, we may be subject to conflicts of interest insofar as we may derive greater revenues from the affiliated fund of funds than certain other funds available to you under your contract.

Certain funds may employ risk management strategies to provide for downside protection during sharp downward movements in equity markets. These strategies could limit the upside participation of the fund in rising equity markets relative to other funds. The Death Benefits and Living Benefit Riders offered under the contract also provide protection in the event of a market downturn.
Likewise, there are additional costs associated with the Death Benefits and
Living Benefit Riders, which can limit the contract's upside participation in the markets. Many of these funds are included in the Investment Requirements associated with the Living Benefit Riders. For more information on these funds and their risk management strategies, please see the Investment Requirements section of this prospectus. You should contact the Home Office or consult with your financial professional to determine which combination of investment choices and Death Benefit and/or Living Benefit Rider purchases (if any) are appropriate for you.

Following are brief summaries of the fund descriptions. More detailed information may be obtained from the current prospectus for each fund. You should read each fund prospectus carefully before investing. Prospectuses for each fund are available by contacting us. In addition, if you receive a summary prospectus for a fund, you may obtain a full statutory prospectus by referring to the contact information for the fund company on the cover page of the summary prospectus. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.

                                                                              19

AIM Variable Insurance Funds (Invesco Variable Insurance Funds), advised by
   Invesco Advisers, Inc.

   oInvesco Equally-Weighted S&P 500 Fund (Series I Shares): To seek to achieve a high level of total return on its assets through a combination of capital appreciation and current income.(2)

     oInvesco V.I. International Growth Fund (Series I Shares): Long-term growth of capital.

American Century Variable Portfolios, Inc., advised by American Century
    Investment Management, Inc.

   oAmerican Century VP Balanced Fund (Class 1): Long-term capital growth and income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed-income securities.

American Funds Insurance Series (Reg. TM), advised by Capital Research and
    Management Company

   oAmerican Funds Asset Allocation Fund (Class 1A): High total return
    (including income and capital gains) consistent with preservation of capital over the long term.

   oAmerican Funds Blue Chip Income and Growth Fund (Class 1A): To produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.

   oAmerican Funds Bond Fund (Class 1A): To provide as high a level of current income as is consistent with the preservation of capital.

   oAmerican Funds Capital Income Builder (Reg. TM) (Class 1A): Seeks to
    provide a level of current income that exceeds the average yield on U.S.
    stocks generally and to provide a growing stream of income over the years.

   oAmerican Funds Global Balanced FundSM (Class 1A): The balanced accomplishment of three objectives: long-term growth of capital, conservation of principal and current income.

   oAmerican Funds Global Bond Fund (Class 1A): To provide, over the long term, with a high level of total return consistent with prudent investment management.

     oAmerican Funds Global Growth and Income Fund (Class 1A): Long-term growth of capital while providing current income.

     oAmerican Funds Global Growth Fund (Class 1A): Long-term growth of capital.

     oAmerican Funds Global Small Capitalization Fund (Class 1A): Long-term capital growth.

     oAmerican Funds Growth Fund (Class 1A): Growth of capital.

     oAmerican Funds Growth-Income Fund (Class 1A): Long-term growth of capital and income.

   oAmerican Funds High-Income Bond Fund (Class 1A): To provide investors with a high level of current income; capital appreciation is the secondary consideration.

     oAmerican Funds International Fund (Class 1A): Long-term growth of capital.

   oAmerican Funds International Growth and Income FundSM (Class 1A):
    Long-term growth of capital while providing current income.

   oAmerican Funds Managed Risk Asset Allocation FundSM (Class P1): To provide high total return (including income and capital gains) consistent with preservation of capital over the long term while seeking to manage volatility and provide downside protection; a fund of funds.

   oAmerican Funds Managed Risk Blue Chip Income and Growth FundSM (Class P1):
    To produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing, in each case while seeking to manage volatility and provide downside protection; a fund of funds.

   oAmerican Funds Managed Risk Growth FundSM (Class P1): To provide growth of capital while seeking to manage volatility and provide downside protection; a fund of funds.

   oAmerican Funds Managed Risk Growth-Income FundSM (Class P1): To provide growth of capital and income while seeking to manage volatility and provide downside protection; a fund of funds.

   oAmerican Funds Managed Risk International FundSM (Class P1): To provide growth of capital while seeking to manage volatility and provide downside protection; a fund of funds.

     oAmerican Funds Mortgage FundSM (Class 1A): To provide current income and preservation of capital.

     oAmerican Funds New World Fund (Reg. TM) (Class 1A): Long-term capital appreciation.

   oAmerican Funds U.S. Government/AAA Rated Securities Fund (Class 1A): To
    provide a high level of current income consistent with preservation of capital.

BlackRock Variable Series Funds, Inc., advised by BlackRock Advisors, LLC

     oBlackRock Global Allocation V.I. Fund (Class I): High total investment return.


Delaware VIP (Reg. TM) Trust, advised by Delaware Management Company.(1)

     oDelaware VIP (Reg. TM) Diversified Income Series (Standard Class):
Maximum long-term total return consistent with reasonable risk.

   oDelaware VIP (Reg. TM) Limited-Term Diversified Income Series (Standard
    Class): Maximum total return, consistent with reasonable risk.

Deutsche Variable Series II, advised by Deutsche Investment Management
    Americas, Inc.

     oDeutsche Alternative Asset Allocation VIP Portfolio (Class A): Capital
appreciation; a fund of funds.

Fidelity (Reg. TM) Variable Insurance Products, advised by Fidelity Management and Research Company

     oFidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio (Investor
Class): The investment seeks high total return.

First Trust Variable Insurance Trust, advised by First Trust Advisors, L.P.

   oFirst Trust/Dow Jones Dividend & Income Allocation Portfolio (Class II):
    Seeks to provide total return by allocating among dividend-paying stocks and investment grade bonds.

JPMorgan Insurance Trust, advised by J.P. Morgan Investment Management Inc.

   oJPMorgan Insurance Trust Core Bond Portfolio (Standard Class): The
    investment seeks to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities.

Legg Mason Partners Variable Equity Trust, advised by Legg Mason Partners Fund
    Advisor, LLC.

     oClearBridge Variable Mid Cap Portfolio (Class I): Long-term growth of capital.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment
    Advisors Corporation.

   oLVIP American Balanced Allocation Fund (Standard Class): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.

   oLVIP American Growth Allocation Fund (Standard Class): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

   oLVIP American Income Allocation Fund (Standard Class): A high level of current income with some consideration given to growth of capital; a fund of funds.

   oLVIP BlackRock Inflation Protected Bond Fund (Standard Class): To maximize real return, consistent with preservation of real capital and prudent investment management.

     oLVIP Delaware Diversified Floating Rate Fund (Standard Class)(1): Total
return.

     oLVIP Dimensional International Core Equity Fund (Standard Class):
Long-term capital appreciation.

   oLVIP Dimensional International Equity Managed Volatility Fund (Standard
    Class): Long-term capital appreciation; a fund of funds.(4)

     oLVIP Dimensional U.S. Core Equity 1 Fund (Standard Class): Long-term capital appreciation.

     oLVIP Dimensional U.S. Core Equity 2 Fund (Standard Class): Long-term capital appreciation.

     oLVIP Dimensional U.S. Equity Managed Volatility Fund (Standard Class):
Long-term capital appreciation; a fund of funds.(4)

   oLVIP Dimensional/Vanguard Total Bond Fund (Standard Class): Total return consistent with capital appreciation; a fund of funds.

     oLVIP Franklin Templeton Multi-Asset Opportunities Fund (Standard Class):
Long-term growth of capital.

   oLVIP Global Conservative Allocation Managed Risk Fund (Standard Class): A
    high level of current income with some consideration given to growth of capital; a fund of funds.(3)

   oLVIP Global Growth Allocation Managed Risk Fund (Standard Class): A
    balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.(3)

   oLVIP Global Moderate Allocation Managed Risk Fund (Standard Class): A
    balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.(3)

     oLVIP Goldman Sachs Income Builder Fund (Standard Class): To seek a balance of current income and capital appreciation.

   oLVIP Government Money Market Fund (Standard Class): Current income while
    (i) maintaining a stable value of your shares (providing stability of net asset value) and (ii) preserving the value of your initial investment
    (preservation of capital).

     oLVIP JPMorgan High Yield Fund (Standard Class): A high level of current income; capital appreciation is the secondary.

                                                                              21

   oLVIP PIMCO Low Duration Bond Fund (Standard Class): To seek a high level of current income consistent with preservation of capital.

   oLVIP SSGA Bond Index Fund (Standard Class): To match as closely as practicable, before fees and expenses, the performance of the Barclays
    Capital U.S. Aggregate Index.

   oLVIP SSGA Conservative Index Allocation Fund (Standard Class): A high level of current income, with some consideration given to growth of capital; a fund of funds.

   oLVIP SSGA Conservative Structured Allocation Funds (Standard Class): A
    high level of current income, with some consideration given to growth of capital; a funds of funds.

     oLVIP SSGA Developed International 150 Fund (Standard Class): To maximize long-term capital appreciation.

     oLVIP SSGA Emerging Markets 100 Fund (Standard Class): To maximize long-term capital appreciation.

   oLVIP SSGA Global Tactical Allocation Managed Volatility Fund (Standard
    Class): Long-term growth of capital; a fund of funds.(4)

   oLVIP SSGA International Index Fund (Standard Class): To approximate as closely as practicable, before fees and expenses, the performance of a broad market index of non-U.S. foreign securities.

     oLVIP SSGA Large Cap 100 Fund (Standard Class): To maximize long-term capital appreciation.

   oLVIP SSGA Mid-Cap Index Fund (Standard Class): The investment seeks to approximate as closely as practicable, before fees and expenses, the performance of a broad market index that emphasizes stocks of mid-sized
    U.S. companies.

   oLVIP SSGA Moderate Index Allocation Fund (Standard Class): A balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital; a funds of funds.

   oLVIP SSGA Moderate Structured Allocation Fund (Standard Class): A balance between a high level of current income and growth of capital, with an emphasis on growth of capital; a fund a funds.

   oLVIP SSGA Moderately Aggressive Index Allocation Fund (Standard Class): A
    balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

   oLVIP SSGA Moderately Aggressive Structured Allocation Fund (Standard
    Class): A balance between high level of current income and growth of capital, with a greater emphasis on growth of capital; a fund of funds.

   oLVIP SSGA S&P 500 Index Fund (Standard Class)(2): To approximate as closely as practicable, before fees and expenses, the total rate of return of common stocks publicly traded in the United States, as represented by the S&P 500 Index.

   oLVIP SSGA Small-Cap Index Fund (Standard Class): To approximate as closely as practicable, before fees and expenses, the performance of the Russell
    2000 (Reg. TM) Index, which emphasizes stocks of small U.S. companies.

     oLVIP SSGA Small-Mid Cap 200 Fund (Standard Class): To maximize long-term capital appreciation.

   oLVIP U.S. Growth Allocation Managed Risk Fund (Standard Class): High level of current income and growth of capital, with an emphasis on growth of capital; a fund of funds.(3)

MFS (Reg. TM) Variable Insurance Trust, advised by Massachusetts Financial
    Services Company

     oMFS (Reg. TM) VIT Total Return Series (Standard Class): Total return.

Putnam Variable Trust, advised by Putnam Investment Management, LLC

   oPutnam VT George Putnam Balanced Fund (Class IA): The investment seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds which produce both capital growth and current income.

1 Investments in Delaware Investments VIP Series, Delaware Funds, LVIP Delaware
  Funds or Lincoln Life accounts managed by Delaware Investment Advisors, a series of Delaware Management Business Trust, are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in prepayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Series or Funds or accounts, the repayment of capital from the Series or Funds or account, or any particular rate of return.

2 The Index this portfolio is managed to (the "Index") is a product of S&P Dow
  Jones Indices LLC ("SPDJI") and has been licensed for use by one or more of the portfolio's service providers ("Licensee"). Standard & Poor's (Reg. TM)
  and S&P (Reg. TM) are registered trademarks of Standard & Poor's Financial
  Services LLC ("S&P"); Dow Jones (Reg. TM) is a registered trademark of Dow
  Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Licensee.
  Licensee's product(s) is not sponsored, endorsed, sold or promoted by SPDJI,
  Dow Jones, S&P, their respective affiliates and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the Index.

3 The fund's risk management style is not a guarantee, and the fund's shareholders may experience losses. The fund employs hedging strategies designed to provide for downside protection during sharp downward movements in equity markets. The use of these hedging strategies could limit the upside participation of the fund in rising equity markets relative to other un-hedged funds and the effectiveness of such strategies may be impacted during periods of rapid or extreme market events.

4 Fund's managed volatility strategy is not a guarantee, and the fund's shareholders may experience losses. The fund employs hedging strategies designed to


  reduce overall portfolio volatility. The use of these hedging strategies could limit the upside participation of the fund in rising equity markets relative to un-hedged funds and the effectiveness of such strategies may be impacted during periods of rapid or extreme market events.

Fund Shares

We will purchase shares of the funds at net asset value and direct them to the appropriate Subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay Annuity Payouts, Death Benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one Subaccount to another, we may redeem shares held in the first Subaccount and purchase shares of the other.
Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the Subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various Contractowners participating in a fund could conflict. Each of the fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The funds do not foresee any disadvantage to Contractowners arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the prospectuses for the funds.

Reinvestment of Dividends and Capital Gain Distributions

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to Contractowners as additional units, but are reflected as changes in unit values.

Addition, Deletion or Substitution of Investments

We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute funds for all Contractowners or only for certain classes of Contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of Contractowners.

Substitutions may be made with respect to existing investments or the investment of future Purchase Payments, or both. We may close Subaccounts to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion. The funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts. Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion and, if required, after approval from the SEC.

We may also:
o remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;
o transfer assets supporting the contracts from one Subaccount to another or from the VAA to another separate account;
o combine the VAA with other separate accounts and/or create new separate accounts;
o deregister the VAA under the 1940 Act; and
o operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.

We may modify the provisions of the contracts to reflect changes to the
Subaccounts and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.

Charges and Other Deductions
We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder.

Our administrative services include:
o processing applications for and issuing the contracts;

                                                                              23

o processing purchases and redemptions of fund shares as required (including dollar cost averaging, portfolio rebalancing, and automatic withdrawal services - See Additional Services and the SAI for more information on these programs);
o maintaining records;
o administering Annuity Payouts;
o furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);
o reconciling and depositing cash receipts;
o providing contract confirmations;
o providing toll-free inquiry services; and
o furnishing telephone and other electronic surrenders, withdrawals and fund transfer services.

The risks we assume include:
o the risk that lifetime payments to individuals from Living Benefit Riders will exceed the Contract Value;
o the risk that Death Benefits paid will exceed the actual Contract Value;
o the risk that, if a Guaranteed Income Benefit rider is in effect, the required Regular Income Payments will exceed the Account Value;
o the risk that Annuitants upon which Annuity Payouts are based live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed); and
o the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from product charges deducted from the account. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.

Deductions from the VAA

Account Value Death Benefit. For the base contract, we apply to the average daily net asset value of the Subaccounts a product charge which is equal to an annual rate of 0.40%*.

Guarantee of Principal Death Benefit. For the base contract, we apply to the average daily net asset value of the Subaccounts a product charge based on the oldest Contractowner's or Annuitant's age at the time the contract is issued, according to the following table:

  Age at Issue 1 - 80.........   0.50%*
  Age at Issue 81 - 85........   0.70%*

*0.10% of the product charge is attributable to an administrative charge.

Account Fee

During the accumulation period, we will deduct an account fee of $50 from the
Contract Value on each contract anniversary to compensate us for the administrative services provided to you; this $50 account fee will also be deducted from the Contract Value upon surrender. This fee may be lower in certain states, if required. The account fee will be waived for any contract with a Contract Value that is equal to or greater than $50,000 on the contract anniversary (or date of surrender). There is no account fee on contracts issued to Selling Group Individuals.

Rider Charges

A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement. The deduction of a rider charge will be noted on your quarterly statement.

Highest Anniversary Death Benefit Charge. While this rider is in effect, there is a charge for the Highest Anniversary Death Benefit. The current annual rider charge rate is 0.25% (XX% quarterly).

We will deduct this charge from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the three-month anniversary of the rider effective date. The quarterly charge equals the quarterly charge rate multiplied by the highest anniversary value at the time of the charge. The deduction of the charge will be made in proportion to the value in each Subaccount and any fixed account of the contract on the
Valuation Date the charge is assessed. The product charge for the Guarantee of
Principal Death Benefit will also apply.

The charge rate may not change prior to the 20th rider date anniversary;
thereafter, the charge rate may change every year. Any increase or decrease will be effective on the rider anniversary date, but the rate will never exceed the guaranteed maximum annual charge rate of 1.25%. We will notify you in writing of such an increase or decrease. A portion of the charge, based on the number of


days the death benefit was in effect that quarter, will be deducted upon surrender of the contract or the election of any Annuity Payout option (except
i4LIFE (Reg. TM) Advantage). The charge will not be deducted upon death.

Lincoln Market Select (Reg. TM) Advantage Charge. While this rider is in effect, there is a charge for Lincoln Market Select (Reg. TM) Advantage which is deducted quarterly. The current initial annual rider charge rate is XX% (XX%
quarterly) for the single life option and XX% (XX% quarterly) for the joint life option.

The charge is based on the Income Base (initial Purchase Payment if purchased at contract issue, or Contract Value at the time of election) as increased for subsequent Purchase Payments, 5% Enhancements and Automatic Annual Step-ups,
and as decreased for Excess Withdrawals. We will deduct the charge for this rider from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the quarterly anniversary of the rider's effective date. This deduction will be made in proportion to the value in each Subaccount and any fixed account of the contract on the Valuation
Date the rider charge is assessed. The amount we deduct will increase or decrease as the Income Base increases or decreases because the charge is based on the Income Base.

Since the Automatic Annual Step-up could increase your Income Base every
Benefit Year (if all conditions are met), the charge rate could also increase every Benefit Year, but the rate will never exceed the guaranteed maximum annual charge rate of XX% (XX% joint life option). If your charge rate is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your rate to change. If you opt out of the step-up, your current charge rate will remain in effect and the Income Base will be returned to the Income Base immediately prior to the step-up, adjusted for additional Purchase Payments or Excess
Withdrawals, if any. This opt-out will only apply for this particular Automatic
Annual Step-up. You will need to notify us each time the charge rate increases if you want to opt out of subsequent Automatic Annual Step-ups.

The annual rider charge rate will increase to the then current rider charge rate not to exceed the guaranteed maximum annual charge rate, if after the first Benefit Year anniversary cumulative Purchase Payments added to the contract equal or exceed $100,000. You may not opt-out of this rider charge rate increase. See The Contracts - Living Benefit Riders - Lincoln Market
Select (Reg. TM) Advantage - Income Base.

The rider charge will be discontinued upon the termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death), surrender of the contract, or the election of an Annuity Payout option, including i4LIFE (Reg. TM) Advantage.

If the Contract Value is reduced to zero while the Contractowner is receiving the Guaranteed Annual Income, no further rider charge will be deducted.

4LATER (Reg. TM) Select Advantage Charge. While this rider is in effect, there is a charge for 4LATER (Reg. TM) Select Advantage which is deducted quarterly.
The current initial annual rider charge rate is 1.25% (0.3125% quarterly) for the single life option and 1.50% (0.375% quarterly) for the joint life option.

The charge is based on the Income Base (initial Purchase Payment if purchased at contract issue or Contract Value at the time of election) as increased by subsequent Purchase Payments, 5% Enhancements, and Automatic Annual Step-ups,
and as decreased for withdrawals. We will deduct the charge for this rider from the Contract Value on a quarterly basis, with the first deduction occurring on the Valuation Date on or next following the quarterly anniversary of the rider's effective date. This deduction will be made in proportion to the value in each Subaccount and any fixed account of the contract on the Valuation Date the rider charge is assessed. The amount we deduct will increase or decrease as the Income Base increases or decreases because the charge is based on the
Income Base.

Since the Automatic Annual Step-up could increase your Income Base every
Benefit Year (if all conditions are met), the charge rate could also increase every Benefit Year, but the rate will never exceed the guaranteed maximum annual charge rate of 2.25% (2.45% joint life option). If your charge rate is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your rate to change. If you opt out of the step-up, your current charge rate will remain in effect and the Income Base will be returned to the Income Base immediately prior to the step-up, adjusted for additional Purchase Payments or withdrawals, if any. This opt-out will only apply for this particular Automatic Annual
Step-up. You will need to notify us each time the charge rate increases if you want to opt out of the subsequent Automatic Annual Step-ups.

The annual rider charge rate will increase to the current rider charge rate not to exceed the guaranteed maximum annual charge rate, if after the first Benefit
Year anniversary cumulative Purchase Payments added to the contract equal or exceed $100,000. You may not opt-out of this rider charge rate increase. See the Living Benefit Riders - 4LATER (Reg. TM) Select Advantage - Income Base
section of this prospectus for more information.

The rider charge will be discontinued upon the termination of the rider. A portion of the rider charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider (except for death), surrender of the contract, or the election of an Annuity Payout option, including i4LIFE (Reg. TM) Advantage.

i4LIFE (Reg. TM) Advantage Charge. While this rider is in effect, there is a daily charge for i4LIFE (Reg. TM) Advantage that is based on your Account
Value. The initial Account Value is your Contract Value on the Valuation Date
i4LIFE (Reg. TM) Advantage becomes effective (or your initial Purchase Payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the Access Period,

                                                                              25

your Account Value on a Valuation Date equals the total value of all of the
Contractowner's Accumulation Units plus the Contractowner's value in the fixed account, and will be reduced by Regular Income Payments and Guaranteed Income
Benefit payments made, as well as any withdrawals.

The annual i4LIFE (Reg. TM) Advantage charge rate during the Access Period is:
XX% for the i4LIFE (Reg. TM) Advantage Account Value Death Benefit and XX% for
the i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit (issue age
1 - 80); XX% for the i4LIFE (Reg. TM) Advantage Guarantee of Principal Death
Benefit (issue age 81 - 85). During the Lifetime Income Period, the rate for all Death Benefit options is XX%. This rate consists of a mortality and expense risk charge and an administrative charge (charges for the Guaranteed Income
Benefit are not included and are listed below). These charge rates replace the
Separate Account Annual Expenses for the base contract. If i4LIFE (Reg. TM)
Advantage is elected at the issue of the contract i4LIFE (Reg. TM) Advantage and the charge will begin on the contract's effective date. Otherwise, i4LIFE
(Reg. TM) Advantage and the charge will begin on the Periodic Income
Commencement Date which is the Valuation Date on which the Regular Income
Payment is determined and the beginning of the Access Period. Refer to the
i4LIFE (Reg. TM) Advantage section for explanations of the Account Value, the
Access Period, the Lifetime Income Period, and the Periodic Income Commencement
Date. Purchasers of Lincoln Market Select (Reg. TM) Advantage pay different charges for i4LIFE (Reg. TM) Advantage. See i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit Charge for Contractowners who transition frompreviously purchased Lincoln Market Select (Reg. TM) Advantage.

For purchasers of the Highest Anniversary Death Benefit who have elected i4LIFE
(Reg. TM) Advantage, the charge for the Highest Anniversary Death Benefit will be in addition to the charge for i4LIFE (Reg. TM) Advantage.

i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit Charge. Guaranteed
Income Benefit (Managed Risk) is subject to a current annual charge rate of
0.65% of the Account Value (single life option), which is added to the i4LIFE
(Reg. TM) Advantage charge for a total current charge rate of the Account
Value, computed daily as follows: 1.45% for the i4LIFE (Reg. TM) Advantage
Account Value Death Benefit; and 1.55% for the i4LIFE (Reg. TM) Advantage
Guarantee of Principal Death Benefit (issue age 1 - 80); 1.75% for the i4LIFE
(Reg. TM) Advantage Guarantee of Principal Death Benefit (issue age 81 - 85).
The guaranteed maximum annual charge rate is XX% of Account Value.

If you elect the joint life option, Guaranteed Income Benefit (Managed Risk) is subject to a current annual charge rate of 0.85% of the Account Value which is added to the i4LIFE (Reg. TM) Advantage charge for a total current charge rate of the Account Value, computed daily as follows: 1.65% for the i4LIFE (Reg. TM)
Advantage Account Value Death Benefit; and 1.75% for the i4LIFE (Reg. TM)
Advantage Guarantee of Principal Death Benefit (issue age 1 - 80); 1.95% for the i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit (issue age
81 - 85). The guaranteed maximum annual charge rate is XX% of Account Value.
These charge rates replace the Separate Account Annual Expenses for the base contract.

Select Guaranteed Income Benefit is subject to a current annual charge rate of
0.95% of the Account Value (single life option), which is added to the i4LIFE
(Reg. TM) Advantage charge for a total current charge rate of the Account
Value, computed daily as follows: XX% for the i4LIFE (Reg. TM) Advantage
Account Value Death Benefit; and XX% for the i4LIFE (Reg. TM) Advantage
Guarantee of Principal Death Benefit (issue age 1 - 80); XX% for the i4LIFE
(Reg. TM) Advantage Guarantee of Principal Death Benefit (issue age 81 - 85).
The guaranteed maximum annual charge rate is 2.25% of Account Value.

If you elect the joint life option, Select Guaranteed Income Benefit is subject to a current annual charge rate of 1.15% of the Account Value which is added to the i4LIFE (Reg. TM) Advantage charge for a total current charge rate of the
Account Value, computed daily as follows: XX% for the i4LIFE (Reg. TM)
Advantage Account Value Death Benefit; and XX% for the 4LIFE (Reg. TM)
Advantage Guarantee of Principal Death Benefit (issue age 1 - 80); XX% for the
i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit (issue age 81 -
85). The guaranteed maximum annual charge rate is 2.45% of Account Value. These charge rates replace the Separate Account Annual Expenses for the base contract.

For all of the above options, the charge for the Highest Anniversary Death
Benefit, if elected, will be in addition to the i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit charge for the Guarantee of Principal Death Benefit.

The applicable Guaranteed Income Benefit annual charge rates will not change unless there is an automatic step up of the Guaranteed Income Benefit during which the Guaranteed Income Benefit is stepped-up to 75% of the current Regular
Income Payment (described later in the i4LIFE (Reg. TM) Advantage section of this prospectus). At the time of the step-up, the annual charge rate will change to the current charge rate in effect at that time (if the current charge rate has changed) up to the guaranteed maximum annual charge rate. If we automatically administer the step-up for you and your charge rate is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the date on which the step-up occurred. If we receive notice of your request to reverse the step-up, on a going forward basis, we will decrease the charge rate to the charge rate in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. Future step-ups will continue even after you decline a current step-up. We will provide you with written notice when a step-up will result in an increase to the current charge so that you may give us timely notice if you wish to reverse a step-up.

After the Periodic Income Commencement Date, if the Guaranteed Income Benefit
is terminated, the Guaranteed Income Benefit annual charge will also terminate but the i4LIFE (Reg. TM) Advantage charge will continue.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Charge for Contractowners
who transition from Lincoln Market Select (Reg. TM) Advantage or 4LATER (Reg.
TM) Advantage (Managed Risk). If you have elected Lincoln Market Select (Reg.
TM) Advantage or 4LATER (Reg. TM) Advantage (Managed Risk) ("Prior Rider"), you
may carry over certain features of that rider to transition to the version of
i4LIFE (Reg. TM) Advantage Guaranteed


Income Benefit available to you. If you make this transition, the current charge rate of the Prior Rider will be the initial charge rate for your i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit rider.

This charge rate is in addition to the daily product charge of the base contract for your Death Benefit option set out under Deductions from the VAA.
The charges and calculations described earlier for i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit will not apply.

The discussion below applies to all of the Prior Riders listed above, unless otherwise indicated.

The charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is deducted quarterly, starting with the first three-month anniversary of the effective date of i4LIFE (Reg. TM) Advantage and every three months thereafter. Both the total annual subaccount charge for the Guarantee of Principal Death Benefit on your base contract and the Highest Anniversary Death Benefit charge also apply, if applicable. The current initial charge rate for i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (Managed Risk) is equal to an annual rate of XX% (XX%
quarterly) for the single life option and XX% (XX% quarterly) for the joint life option. The current initial charge rate for i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit (version 5) is equal to an annual rate of XX% (XX%
quarterly) for the single life option and XX% (XX% quarterly) for the joint life option. The charge is a percentage of the greater of the Income Base or the Account Value. The total annual Subaccount charges of XX% for the Guarantee of Principal Death Benefit (issue age 1 - 80); XX% for the Guarantee of
Principal Death Benefit (issue age 81 - 85) and XX% for the Account Value Death
Benefit also apply. The Highest Anniversary Death Benefit charge also applies, in addition to the Guarantee of Principal Death Benefit product charge.
Contractowners are guaranteed that in the future the guaranteed maximum initial charge rate for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will be the guaranteed maximum charge rate that was in effect at the time they purchased the Prior Rider.

The charge will not change unless there is an automatic step-up of the
Guaranteed Income Benefit (described later in the i4LIFE (Reg. TM) Advantage section of this prospectus). At such time, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increased and 2) the charge will also increase by the percentage of any increase to the current charge rate of the Prior Rider. (The Prior Rider charge rate continues to be used as a factor in determining the i4LIFE (Reg. TM) Advantage Guaranteed
Income Benefit charge.) This means that the charge may change annually. The charge may also be reduced if a withdrawal above the Regular Income Payment is taken. The dollar amount of the rider charge will be reduced in the same proportion that the withdrawal reduced the Account Value. The annual dollar amount is divided by four (4) to determine the quarterly charge.

The following example shows how the initial charge for i4LIFE (Reg. TM)
Advantage Guaranteed Income Benefit (version 5) for purchasers of Lincoln
Market Select (Reg. TM) Advantage is calculated as well as adjustments due to increases to the Guaranteed Income Benefit (version 5) and the Lincoln Market
Select (Reg. TM) Advantage charge. The example is a nonqualified contract and assumes the Contractowner is a 60-year old male on the effective date of electing i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version 5).
Pursuant to the provisions of the Guaranteed Income Benefit the initial
Guaranteed Income Benefit is set at 4% of the Income Base based upon the
Contractowner's age (see Guaranteed Income Benefit (version 5) for a more detailed description). The example also assumes that the current charge for
Lincoln Market Select (Reg. TM) Advantage is XX% (single life option). The first example demonstrates how the initial charge rate is determined for an existing contract with an Account Value and Income Base. (The same calculation method applies to purchasers of other Prior Riders.)

9/1/15 Initial i4LIFE (Reg. TM) Advantage Account Value...................................  $ 100,000
9/1/15 Income Base as of the last Valuation Date before the Periodic Income Commencement
  Date under Lincoln Market
 Select (Reg. TM) Advantage...............................................................  $ 125,000
9/1/15 Initial annual charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
  ($125,000 x 0.95%). The current charge
 for Lincoln Market Select (Reg. TM) Advantage is multiplied by the Income Base since it    $1,187.50
   is larger than the Account Value.......................................................
9/2/15 Amount of initial i4LIFE (Reg. TM) Advantage Regular Income Payment (an example of how the Regular Income Payment
 is calculated is shown in the SAI).......................................................  $   5,173
9/2/15 Initial Guaranteed Income Benefit (4% x $125,000 Income Base)......................  $   5,000

The next example shows how the charge will increase if the Guaranteed Income
Benefit is stepped up to 75% of the Regular Income Payment.

9/2/16 Recalculated Regular Income Payment (due to market gain in Account Value)..........  $   6,900
9/2/16 New Guaranteed Income Benefit (75% x $6,900 Regular Income Payment)................  $   5,175
9/2/16 Annual charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit ($1,187.50
  x ($5,175 / $5,000)). Prior charge x
 [ratio of increased Guaranteed Income Benefit to prior Guaranteed Income Benefit]........  $1,229.06

If the Lincoln Market Select (Reg. TM) Advantage charge has also increased, subject to a maximum charge of XX%, the i4LIFE (Reg. TM) Advantage Guaranteed
Income Benefit charge will increase upon a step-up. (The Lincoln Market Select
(Reg. TM) Advantage charge continues to be used in the calculation of the
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit charge.)

                                                                              27

Continuing the above example:

9/2/16 Annual charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit.............  $1,229.06
9/2/17 Recalculated Regular Income Payment (due to Account Value increase)................  $   7,400
9/2/17 New Guaranteed Income Benefit (75% x $7,400 Regular Income Payment)................  $   5,550
Assume the Lincoln Market Select (Reg. TM) Advantage charge increases from 0.95% to 1.05%
9/2/17 Annual charge for Lincoln Market Select (Reg. TM) Advantage ($1,229.06 x             $1,456.87
  ($5,550/$5,175) x (1.05%/0.95%))........................................................

The new annual charge for i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
(version 5) is $1,456.87 which is equal to the current annual charge of
$1,229.06 multiplied by the percentage increase of the Guaranteed Income
Benefit ($5,550/$5,175) and then multiplied by the percentage increase to the
Lincoln Market Select (Reg. TM) Advantage current charge rate (1.05%/0.95%).

If the Lincoln Market Select (Reg. TM) Advantage charge rate is increased, we will notify you in writing. You may contact us in writing or at the telephone number listed on the first page of this prospectus to reverse the step-up within 30 days after the date on which the step-up occurred. If we receive this notice, we will decrease the charge rate, on a going forward basis, to the charge rate in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. If the Guaranteed Income Benefit increased due to the step-up we would decrease the Guaranteed Income Benefit to the
Guaranteed Income Benefit in effect before the step-up occurred, reduced by any additional withdrawals. Future step-ups as described in the rider would continue.

After the Periodic Income Commencement Date, if the Guaranteed Income Benefit
is terminated, i4LIFE (Reg. TM) Advantage will also be terminated and the
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit charge will cease. A portion of the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider.

i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit Charge for
Contractowners who transition from 4LATER (Reg. TM) Select Advantage. If you have elected 4LATER (Reg. TM) Select Advantage, you may carryover certain features of that rider to transition to i4LIFE (Reg. TM) Advantage Select
Guaranteed Income Benefit. If you make this transition, the 4LATER (Reg. TM)
Select Advantage current charge rate will be the initial charge rate for your
i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit rider.

The charges and calculations described in the Guaranteed Income Benefit with
i4LIFE (Reg. TM) Advantage section of your prospectus will not apply.

This charge for i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit is
deducted quarterly, starting with the first three-month anniversary of the effective date of i4LIFE (Reg. TM) Advantage and every three months thereafter.
The total annual Subaccount charge for the Death Benefit you have elected on your base contract also applies. If 4LATER (Reg. TM) Select Advantage was your prior rider, the current initial charge rate for i4LIFE (Reg. TM) Advantage
Select Guaranteed Income Benefit is 1.25% (0.3125% quarterly) for the single life option and 1.50% (0.75% quarterly) for the joint life option. The charge is a percentage of the greater of the Income Base or the Account Value. The total annual Subaccount charge for the Death Benefit you selected under your base contract will also apply. Contractowners are guaranteed that in the future the guaranteed maximum charge rate for i4LIFE (Reg. TM) Advantage Select
Guaranteed Income Benefit will be the guaranteed maximum charge rate that was in effect at the time they purchased the prior rider.

The charge will not change unless there is an automatic step-up of the
Guaranteed Income Benefit (described in the i4LIFE (Reg. TM) Advantage section of this prospectus). At such time, the dollar amount of the charge will increase by a two part formula: 1) the charge will increase by the same percentage that the Guaranteed Income Benefit payment increased and 2) the charge will also increase by the percentage of any increase to the 4LATER (Reg.
TM) Select Advantage current charge rate. (The 4LATER (Reg. TM) Select
Advantage charge rate continues to be used as a factor in determining the
i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit charge.) This means that the charge may change annually. The charge may also be reduced in the same proportion that the withdrawal reduced the Account Value. The annual dollar amount is divided by four to determine the quarterly charge.

The following example shows how the initial charge for i4LIFE (Reg. TM)
Advantage Select Guaranteed Income Benefit for purchasers of 4LATER (Reg. TM)
Select Advantage is calculated as well as adjustments due to increases to the
Guaranteed Income Benefit Select and the 4LATER (Reg. TM) Select Advantage
charge rate. The example is a nonqualified contract and assumes the
Contractowner is a 70-year old male on the effective date of electing i4LIFE
(Reg. TM) Advantage Select Guaranteed Income Benefit. Pursuant to the
provisions of the Select Guaranteed Income Benefit the initial Guaranteed
Income Benefit is set at 5% of the Income Base based upon the Contractowner's age. The example also assumes that the current charge rate for 4LATER (Reg. TM)
Select Advantage is 1.25% (single life option). The first example demonstrates how the initial charge is determined for an existing contract with an Account
Value and Income Base.


1/1/14 Initial i4LIFE (Reg. TM) Advantage Account Value...................................  $100,000
1/1/14 Income Base as of the last Valuation Date under 4LATER (Reg. TM) Select Advantage..  $110,000
  .
1/1/14 Initial Annual Charge for i4LIFE (Reg. TM) Advantage Select Guaranteed Income
  Benefit ($110,000 x 1.25%) The current
 charge for 4LATER (Reg. TM) Select Advantage is assessed against the Income Base since     $  1,375
   it is large than the Account Value.....................................................
1/2/14 Amount of initial i4LIFE (Reg. TM) Advantage Regular Income Payment (an example of how the Regular Income Payment is
 calculated is shown in the SAI)..........................................................  $  5,535
1/2/14 Initial Guaranteed Income Benefit (5% x $110,000 Income Base)......................  $  5,500

The next example shows how the charge will increase if the Guaranteed Income
Benefit is stepped up to 75% of the Regular Income Payment.

1/2/15 Recalculated Regular Income Payment (due to market gain in Account Value)......  $   7,500
1/2/15 New Guaranteed Income Benefit (75% x $7,500 Regular Income Payment)............  $   5,625
1/2/15 Annual Charge for i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit
  ($1,375 x ($5,625 / $5,500)) Prior
 charge x [ratio of increased Guaranteed Income Benefit to prior Guaranteed Income      $1,406.25
   Benefit]...............................................................................

Continuing the above example:

1/2/15 Annual Charge for i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit......  $1,406.25
1/2/16 Recalculated Regular Income Payment (due to Account Value increase)................  $   7,700
1/2/16 New Guaranteed Income Benefit (75% x $7,700 Regular Income Payment)................  $   5,775
Assume the 4LATER (Reg. TM) Select Advantage charge rate increases from 1.25% to 1.35%.
1/2/16 Annual Charge for i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit
  ($1,406.25 x ($5,775 / $5,625) x (1.35%
 / 1.25%))................................................................................  $1,559.25

The new annual charge for i4LIFE (Reg. TM) Advantage Select Guaranteed Income
Benefit is $1,559.25, which is equal to the current annual charge of $1,406.25 multiplied by the percentage increase of the Guaranteed Income Benefit ($5,775
/ $5,625) and then multiplied by the percentage increase to the 4LATER (Reg.
TM) Select Advantage current charge rate (1.35% / 1.25%).

If the charge rate of 4LATER (Reg. TM) Select Advantage is increased, we will notify you in writing. You may contact us in writing or at the telephone number listed on the first page of this prospectus to reverse the step-up within 30 days after the date on which the step-up occurred. If we do not receive this notice, we will decrease the charge rate, on a going forward basis, to the charge rate in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. If the Guaranteed Income Benefit increased due to the step-up we would decrease the Guaranteed Income Benefit to the
Guaranteed Income Benefit in effect before the step-up occurred, reduced by any additional withdrawals. Future step-ups as described in the rider would continue.

After the Periodic Income Commencement Date, if the Guaranteed Income Benefit
is terminated, i4LIFE (Reg. TM) Advantage will also be terminated and the
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit Charge will cease. A portion of the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit charge, based on the number of days the rider was in effect that quarter, will be deducted upon termination of the rider.

Deductions for Premium Taxes

Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the Contract
Value, unless the governmental entity dictates otherwise, when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium tax rates generally depend upon the law of your state of residence. The tax rates range from zero to 5%.

Other Charges and Deductions

We apply an annual product charge rate of XX% to the average daily net asset value of the Subaccounts during the time you receive Annuity Payouts (except for i4LIFE (Reg. TM) Advantage, which has a different charge), including options that may be offered that do not have a life contingency and therefore no mortality risk. This charge covers the expense risk and administrative services listed previously in this prospectus. The expense risk is the risk that our costs in providing the services will exceed our revenues from contract charges.

There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectuses for the funds.

                                                                              29

Additional Information

The charges described previously may be reduced or eliminated for any particular contract. However, these reductions may be available only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges, or when required by law. Lower distribution and administrative expenses may be the result of economies associated with:
o the use of mass enrollment procedures,
o the performance of administrative or sales functions by the employer,
o the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees, or
o any other circumstances which reduce distribution or administrative expenses.

The exact amount of charges and fees applicable to a particular contract will be stated in that contract.

The Contracts

Purchase of Contracts
If you wish to purchase a contract, you may submit an application to our Home
Office. If you purchase a contract in Florida or Nevada, you must apply for it through a registered representative authorized by us. When we receive your application, we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you directly. The purchase of multiple contracts with identical Contractowners, Annuitants and Beneficiaries will be allowed only upon Home Office approval.

When a completed application and all other information necessary for processing a purchase order is received in Good Order at our Home Office, an initial
Purchase Payment will be priced no later than two business days after we receive the order. If you submit your application and/or initial Purchase
Payment to your registered representative, we will not begin processing your purchase order until we receive the application and initial Purchase Payment from your registered representative's broker-dealer. While attempting to finish an incomplete application, we may hold the initial Purchase Payment for no more than five business days unless we receive your consent to our retaining the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the Purchase Payment will be returned immediately. Once the application is complete, we will allocate your initial Purchase Payment within two business days.

Who Can Invest

To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified and nonqualified plans for which the contracts are designed. At the time of issue, the Contractowner, joint owner and Annuitant must be under age 86 or under age 76 if the Highest Anniversary Death Benefit is elected. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, photo i.d. or other identifying documents.

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a Purchase Payment and/or freeze a Contractowner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders or Death Benefits. Once frozen, monies would be moved from the VAA to a segregated interest-bearing account maintained for the Contractowner, and held in that account until instructions are received from the appropriate regulator.

Do not purchase this contract if you plan to use it, or any of its riders, for speculation, arbitrage, viatical arrangement, or other similar investment scheme. The contract may not be resold, traded on any stock exchange, or sold on any secondary market.

If you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax-favored arrangement itself provides tax-deferred growth.

Replacement of Existing Insurance

Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase a contract described in this prospectus. Surrender charges may be imposed on your existing contract. A representative from the Home Office, your financial professional or tax adviser should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.


Purchase Payments

You may make Purchase Payments to the contract at any time, prior to the
Annuity Commencement Date, subject to certain conditions. You are not required to make any additional Purchase Payments after the initial Purchase Payment.
The minimum initial Purchase Payment is $10,000. The minimum for Selling Group
Individuals is $1,500. The minimum annual amount for additional Purchase
Payments is $300. Please contact the Home Office or your financial professional about making additional Purchase Payments since the requirements of your state may vary. The minimum payment to the contract at any one time must be at least
$100 ($25 if transmitted electronically). If a Purchase Payment is submitted that does not meet the minimum amount, we will contact you to ask whether additional money will be sent, or whether we should return the Purchase Payment to you.

Purchase Payments totaling $2 million or more are subject to Home Office approval. This amount takes into consideration the total Purchase Payments for all variable annuity contracts issued by the Company (or its affiliates)
(excluding Lincoln Investor Advantage (Reg. TM) contracts) for the same
Contractowner, joint owner, and/or Annuitant. If you elect a Living Benefit
Rider, you may be subject to further restrictions in terms of your ability to make additional Purchase Payments, as more fully described below. If you stop making Purchase Payments, the contract will remain in force, however, we may terminate the contract as allowed by your state's non-forfeiture law for individual deferred annuities. We will not surrender your contract if you are receiving guaranteed payments from us under one of the Living Benefit Riders.
Purchase Payments may be made or, if stopped, resumed at any time until the
Annuity Commencement Date, the surrender of the contract, or the death of the
Contractowner, whichever comes first. Upon advance written notice, we reserve the right to further limit, restrict, or suspend Purchase Payments made to the contract.

If you elect a Living Benefit Rider (other than i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit), after the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional
Purchase Payments will be limited to $50,000 per Benefit Year. If you elect any version of i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, no additional
Purchase Payments will be allowed at any time after the Periodic Income
Commencement Date. If you elect i4LIFE (Reg. TM) Advantage without Guaranteed
Income Benefit, no additional Purchase Payments will be allowed after the
Periodic Income Commencement Date for nonqualified contracts.

If you elect the Highest Anniversary Death Benefit, and you have not already exceeded the Purchase Payment limit under your Living Benefit Rider, cumulative additional Purchase Payments after the first rider date anniversary and after the 70th birthday of the oldest Contractowner or Annuitant may not exceed
$100,000 each rider year without Home Office approval.

These restrictions and limitations mean that you will be limited in your ability to increase your Contract Value (or Account Value under i4LIFE (Reg.
TM) Advantage with any version of Guaranteed Income Benefit) and/or increase the amount of any guaranteed benefit under a Living Benefit Rider by making additional Purchase Payments to the contract. You should carefully consider these limitations and restrictions, and any other limitations and restrictions of the contract, and how they may impact your long-term investment plans, especially if you intend to increase Contract Value (or Account Value under
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit) by making additional
Purchase Payments over a long period of time. Please contact the Home Office or your financial professional, and refer to the Living Benefit Riders section of this prospectus for additional information on any restrictions that may apply to your Living Benefit Rider. State variations may apply.

Valuation Date

Accumulation and Annuity Units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock
Exchange is open (Valuation Date). On any date other than a Valuation Date, the
Accumulation Unit value and the Annuity Unit value will not change.

Allocation of Purchase Payments

Purchase Payments allocated to the variable side of the contract are placed into the VAA's Subaccounts, according to your instructions. You may also allocate Purchase Payments to the fixed account, if available.

The minimum amount of any Purchase Payment which can be put into any one
Subaccount is $20. The minimum amount of any Purchase Payment which can be put into a Guaranteed Period of the fixed account is $2,000, subject to state approval.

If we receive your Purchase Payment from you or your broker-dealer in Good
Order at our Home Office prior to the close of the New York Stock Exchange
(normally 4:00 p.m., New York time), we will use the Accumulation Unit value computed on that Valuation Date when processing your Purchase Payment. If we receive your Purchase Payment in Good Order after market close, we will use the
Accumulation Unit value computed on the next Valuation Date. If you submit your
Purchase Payment to your registered representative, we will generally not begin processing the Purchase Payment until we receive it from your representative's broker-dealer. If your broker-dealer submits your Purchase Payment to us through the Depository Trust and Clearing Corporation (DTCC) or, pursuant to terms agreeable to us, uses a proprietary order placement system to submit your
Purchase Payment to us, and your Purchase Payment was placed with your broker-dealer prior to market close, then we will use the Accumulation Unit value computed on that Valuation Date when processing your Purchase Payment. If your Purchase Payment was placed with your broker-dealer after market close then we will use the Accumulation Unit value computed on the next Valuation
Date. There may be circumstances under which the New York Stock Exchange may close early (prior to 4:00 p.m., New York time). In such instances, Purchase
Payments received after such early market close will be processed using the
Accumulation Unit value computed on the next Valuation Date.

                                                                              31

If an underlying fund imposes restrictions with respect to the acceptance of
Purchase Payments or allocations, we reserve the right to reject an allocation request at any time the underlying fund notifies us of such a restriction. We will notify you if your allocation request is or becomes subject to such restrictions.

The number of Accumulation Units determined in this way is not impacted by any subsequent change in the value of an Accumulation Unit. However, the dollar value of an Accumulation Unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.

Valuation of Accumulation Units

Purchase Payments allocated to the VAA are converted into Accumulation Units.
This is done by dividing the amount allocated by the value of an Accumulation
Unit for the Valuation Period during which the Purchase Payments are allocated to the VAA. The Accumulation Unit value for each Subaccount was or will be established at the inception of the Subaccount. It may increase or decrease from Valuation Period to Valuation Period. Accumulation Unit values are affected by investment performance of the funds, fund expenses, and the contract charges. The Accumulation Unit value for a Subaccount for a later
Valuation Period is determined as follows:

1. The total value of the fund shares held in the Subaccount is calculated by multiplying the number of fund shares owned by the Subaccount at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the Valuation
  Period; minus

2. The liabilities of the Subaccount at the end of the Valuation Period; these liabilities include daily charges imposed on the Subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3. The result is divided by the number of Subaccount units outstanding at the beginning of the Valuation Period.

The daily charges imposed on a Subaccount for any Valuation Period are equal to the daily product charge multiplied by the number of calendar days in the
Valuation Period. Contracts with different features have different daily charges, and therefore, will have different corresponding Accumulation Unit values on any given day. In certain circumstances (for example, when separate account assets are less than $1,000), and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

Transfers On or Before the Annuity Commencement Date

After the first 30 days from the effective date of your contract, you may transfer all or a portion of your investment from one Subaccount to another. A transfer among Subaccounts involves the surrender of Accumulation Units in one
Subaccount and the purchase of Accumulation Units in the other Subaccount. A transfer will be done using the respective Accumulation Unit values determined at the end of the Valuation Date on which the transfer request is received.

Transfers (among the variable Subaccounts and as permitted between the variable and fixed accounts) are limited to 12 per Contract Year unless otherwise authorized by us. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging or portfolio rebalancing elected on forms available from us. See Additional Services and the SAI for more information on these programs. These transfer rights and restrictions also apply during the i4LIFE (Reg. TM) Advantage Access Period (the time period during which you may make withdrawals from the i4LIFE (Reg. TM) Advantage
Account Value). See i4LIFE (Reg. TM) Advantage.

The minimum amount which may be transferred between Subaccounts is $300 (or the entire amount in the Subaccount, if less than $300). If the transfer from a
Subaccount would leave you with less than $300 in the Subaccount, we may transfer the total balance of the Subaccount.

A transfer request may be made to our Home Office in writing, or by fax or other electronic means. A transfer request may also be made by telephone provided the appropriate authorization is on file with us. Our address, telephone number, and Internet address are on the first page of this prospectus. Requests for transfers will be processed on the Valuation Date that they are received when they are received in Good Order at our Home Office before the close of the New York Stock Exchange (normally 4:00 p.m., New York time). If we receive a transfer request in Good Order after market close, we will process the request using the Accumulation Unit value computed on the next
Valuation Date.

There may be circumstances under which the New York Stock Exchange may close early (prior to 4:00 p.m., New York time). In such instances transfers received after such early market close will be processed using the Accumulation Unit value computed on the next Valuation Date.

We may defer or reject a transfer request that is subject to a restriction imposed by an underlying fund.

After the first 30 days from the effective date of your contract, if your contract offers a fixed account, you may also transfer all or any part of the
Contract Value from the Subaccount(s) to the fixed side of the contract, except during periods when (if permitted by your contract) we have discontinued
accepting transfers into the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the Subaccount if less than $2,000. However, if a transfer from a Subaccount would leave you with less than $300 in the Subaccount, we may transfer the total amount to the fixed side of the contract.


You may also transfer part of the Contract Value from a fixed account to the
  Subaccount(s) subject to the following restrictions:
o total fixed account transfers are limited to 25% of the value of that fixed account in any 12-month period; and
o the minimum amount that can be transferred is $300 or, if less, the amount in the fixed account.

Because of these restrictions, it may take several years to transfer all of the
Contract Value in the fixed accounts to the Subaccounts. You should carefully consider whether the fixed account meets your investment criteria.

Transfers may be delayed as permitted by the 1940 Act. See Delay of Payments.

Telephone and Electronic Transactions

A surrender, withdrawal, or transfer request may be made to our Home Office using a fax or other electronic means. In addition, withdrawal and transfer requests may be made by telephone, subject to certain restrictions. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the Contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone and other electronic requests will be recorded and written confirmation of all transactions will be mailed to the
Contractowner on the next Valuation Date.

Please note that the telephone and/or electronic devices may not always be available. Any telephone, fax machine or other electronic device, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Home Office.

Market Timing

Frequent, large, or short-term transfers among Subaccounts and the fixed account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our Contractowners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the
"Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Subaccounts and the fixed account that may affect other Contractowners or fund shareholders.

In addition, the funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among Subaccounts. While we reserve the right to enforce these policies and procedures, Contractowners and other persons with interests under the contracts should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds. However, under SEC rules, we are required to: (1)
enter into a written agreement with each fund or its principal underwriter that obligates us to provide to the fund promptly upon request certain information about the trading activity of individual Contractowners, and (2) execute instructions from the fund to restrict or prohibit further purchases or transfers by specific Contractowners who violate the excessive trading policies established by the fund.

You should be aware that the purchase and redemption orders received by the funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the funds (and thus our Contractowners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the funds. In addition, if a fund believes that an omnibus order we submit may reflect one or more transfer requests from
Contractowners engaged in disruptive trading activity, the fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by Contractowners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our
Market Timing Procedures from Subaccount to Subaccount to comply with specific fund policies and procedures.

We may increase our monitoring of Contractowners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same Contractowner if that Contractowner has been identified as a market timer. For each
Contractowner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

                                                                              33

Once a Contractowner has been identified as a market timer under our Market
Timing Procedures, we will notify the Contractowner in writing that future transfers (among the Subaccounts and/or the fixed account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, first-class delivery for the remainder of the Contract Year (or calendar year if the contract is an individual contract that was sold in connection with an employer sponsored plan). Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a Contractowner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 or 2 business days. We will impose this "original signature"
restriction on that Contractowner even if we cannot identify, in the particular circumstances, any harmful effect from that Contractowner's particular transfers.

Contractowners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of Contractowners determined to be engaged in such transfer activity that may adversely affect other
Contractowners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all Contractowners. An exception for any Contractowner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us. Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among Subaccounts and the fixed accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our
Market Timing Procedures, they will be applied uniformly to all Contractowners or as applicable to all Contractowners investing in underlying funds.

Some of the funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the fund's investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds available through the VAA, including any refusal or restriction on purchases or redemptions of the fund shares as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 or 2 business days.
We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds. You should read the prospectuses of the funds for more details on their redemption fees and their ability to refuse or restrict purchases or redemptions of their shares.

Transfers After the Annuity Commencement Date

You may transfer all or a portion of your investment in one Subaccount to another Subaccount or to the fixed side of the contract, as permitted under your contract. Those transfers will be limited to three times per Contract
Year. You may also transfer from a variable annuity payment to a fixed annuity payment. You may not transfer from a fixed annuity payment to a variable annuity payment. Once elected, the fixed annuity payment is irrevocable.

These provisions also apply during the i4LIFE (Reg. TM) Advantage Lifetime
Income Period. See i4LIFE (Reg. TM) Advantage.

Ownership

The Contractowner on the date of issue will be the person or entity designated in the contract specifications. The Contractowner of a nonqualified contract may name a joint owner.

As Contractowner, you have all rights under the contract. According to Indiana law, the assets of the VAA are held for the exclusive benefit of all
Contractowners and their designated Beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. We reserve the right to approve all ownership and Annuitant changes.
Nonqualified contracts may not be sold, discounted, or pledged as collateral for a loan or for any other purpose. Qualified contracts are not transferable unless allowed under applicable law. Nonqualified contracts may not be collaterally assigned. Assignments may have an adverse impact on any Death
Benefits or benefits offered under Living Benefit Riders in this product and may be prohibited under the terms of a particular feature. We assume no responsibility for the validity or effect of any assignment. Consult your tax adviser about the tax consequences of an assignment.


Joint Ownership

If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.

Annuitant

The following rules apply prior to the Annuity Commencement Date. You may name only one Annuitant (unless you are a tax-exempt entity, then you can name two joint Annuitants). You (if the Contractowner is a natural person) have the right to change the Annuitant at any time by notifying us in writing of the change. However, we reserve the right to approve all Annuitant changes. This may not be allowed if certain riders are in effect. The new Annuitant must be under age 86 as of the effective date of the change. This change may cause a reduction in the Death Benefits or benefits offered under Living Benefit
Riders. See The Contracts - Death Benefit and Living Benefit Riders. A
contingent Annuitant may be named or changed by notifying us in writing.
Contingent Annuitants are not allowed on contracts owned by non-natural owners.
On or after the Annuity Commencement Date, the Annuitant or joint Annuitants may not be changed and contingent Annuitant designations are no longer applicable.

Surrenders and Withdrawals

Before the Annuity Commencement Date, we will allow the surrender of the contract or a withdrawal of the Contract Value upon your written request on an approved Lincoln distribution request form (available from the Home Office), fax, or other electronic means. Withdrawal requests may be made by telephone, subject to certain restrictions. All surrenders and withdrawals may be made in accordance with the rules discussed below. Surrender or withdrawal rights after the Annuity Commencement Date depend on the Annuity Payout option selected.

The amount available upon surrender/withdrawal is the Contract Value less any applicable charges, fees, and taxes at the end of the Valuation Period during which the written request for surrender/withdrawal is received in Good Order at the Home Office. If we receive a surrender or withdrawal request in Good Order at our Home Office before the close of the NYSE (normally 4:00 p.m., New York time), we will process the request using the Accumulation Unit value computed on that Valuation Date. If we receive a surrender or withdrawal request in Good
Order at our Home Office after market close, we will process the request using the Accumulation Unit value computed on the next Valuation Date. There may be circumstances under which the NYSE may close early (prior to 4:00 p.m., New
York time). In such instances, surrender or withdrawal requests received after such early market close will be processed using the Accumulation Unit value computed on the next Valuation Date. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all Subaccounts within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total Contract
Value. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the Home Office. The payment may be postponed as permitted by the 1940 Act.

The tax consequences of a surrender/withdrawal are discussed later in this prospectus. See Federal Tax Matters - Taxation of Withdrawals and Surrenders.

Additional Services

These are the additional services available to you under your contract:
dollar-cost averaging (DCA), portfolio rebalancing, and automatic withdrawal service (AWS). Currently, there is no charge for these services. However, we reserve the right to impose one after appropriate notice to Contractowners. In order to take advantage of one of these services, you will need to complete the appropriate election form that is available from our Home Office. For further detailed information on these services, please see Additional Services in the
SAI.

Dollar-Cost Averaging. Dollar-cost averaging allows you to transfer amounts from the DCA fixed account, if available, or certain Subaccounts into the
Subaccounts on a monthly basis or in accordance with other terms we make available.

You may elect to participate in the DCA program at the time of application or at any time before the Annuity Commencement Date by completing an election form available from us. The minimum amount to be dollar cost averaged (DCA'd) is
$1,500 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of:
o the Annuity Commencement Date;
o the value of the amount being DCA'd is depleted; or
o you cancel the program by written request or by telephone if we have your telephone authorization on file.

We reserve the right to restrict access to this program at any time.

A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges which may apply to transfers. Upon receipt of an additional Purchase
Payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended. The existing interest crediting rate will expire at its originally scheduled expiration date and

                                                                              35

the value remaining in the DCA account from the original amount as well as any additional Purchase Payments will be credited with interest at the standard DCA rate at the time. If you cancel the DCA program, your remaining Contract Value in the DCA program will be allocated to the Subaccounts according to your allocation instructions. We reserve the right to discontinue or modify this program at any time. If you have chosen DCA from one of the Subaccounts, only the amount allocated to that DCA program will be transferred. Investment gain, if any, will remain in that Subaccount unless you reallocate it to one of the other Subaccounts. If you are enrolled in automatic rebalancing, this amount may be automatically rebalanced based on your allocation instructions in effect at the time of rebalancing. DCA does not assure a profit or protect against loss.

Portfolio Rebalancing. Portfolio rebalancing is an option that restores to a pre-determined level the percentage of Contract Value allocated to each
Subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually. Rebalancing events will be noted on your quarterly statement. The fixed account is not available for portfolio rebalancing.

Only one of the two additional services (DCA and portfolio rebalancing) may be used at one time. For example, you cannot have DCA and portfolio rebalancing running simultaneously. We reserve the right to discontinue any or all of these administrative services at any time.

Automatic Withdrawal Service. The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your Contract Value. Withdrawals under
AWS will be noted on your quarterly statement. Confirmation statements for each individual withdrawal will not be issued. AWS is also available for amounts allocated to the fixed account, if applicable.

Fees Associated with Fee-Based Financial Plans. You have purchased this contract as part of a Fee-Based Financial Plan whereby an investment firm or professional offers investment advice for a fee. The fee for this advice is covered in a separate agreement between you and the firm or professional, and is in addition to the fees and expenses that apply to this contract. You may elect to have the fee paid to your investment firm or professional from your
Contract Value by using AWS, if certain conditions apply.

Partial withdrawals to pay the fee may be taken automatically by enrolling in an AWS designated specifically for this purpose. Withdrawals are available in monthly, quarterly, semi-annual, or annual frequencies. You may enroll in this service by completing the appropriate election form that is available from your investment adviser. Additionally, you may authorize your investment adviser to set up or change your AWS program, or to take one-time withdrawals to pay for the advisory fee. Once you have elected this service, it will continue until you instruct us in writing to terminate it. Withdrawals under this AWS option will be noted on your quarterly statement as an advisory fee withdrawal. This service may not be available through all broker-dealers.

This service is not available if i4LIFE (Reg. TM) Advantage is in effect and will automatically terminate upon election of i4LIFE (Reg. TM) Advantage.

These withdrawals may decrease your guarantees under a Death Benefit or Living
Benefit Rider. Advisory fee withdrawals may also have tax consequences. For nonqualified contracts, partial withdrawals to pay the advisory fee will be treated as a distribution for federal tax purposes, and will be reported as income on Form 1099R. For qualified contracts, partial withdrawals to pay the advisory fee will not be reported as a distribution from the contract.

Asset Allocation Models

You may allocate your Purchase Payment among a group of Subaccounts that invest in underlying funds within an asset allocation model. Each model invests different percentages of Contract Value in some or all of the Subaccounts currently available within your annuity contract. If you select an asset allocation model, 100% of your Contract Value (and any additional Purchase
Payments you make) will be allocated among certain Subaccounts in accordance with the model's asset allocation strategy. You may not make transfers among the Subaccounts. We will proportionately deduct any withdrawals you make from the Subaccounts in the asset allocation model. You may only choose one asset allocation model at a time, though you may change to a different asset allocation model available in the contract at any time.

This contract is offered as part of a Fee-Based Financial Plan whereby an investment firm or professional offers investment advice for a fee. It is sold through broker-dealers who may also be registered as or affiliated with a registered investment adviser. Your financial professional may discuss asset allocation models with you to assist in deciding to allocate your Purchase
Payments among the various Subaccounts and/or the fixed account. You should consult with your financial professional whether a model is appropriate for you.

Each of the asset allocation models seeks to meet its investment objective while avoiding excessive risk. The models also strive to achieve diversification among asset classes in order to help provide returns commensurate with a given level of risk over the long-term. There can be no assurance, however, that any of the asset allocation models will achieve its investment objective. If you are seeking a more aggressive strategy, these models are probably not appropriate for you.

The asset allocation models are intended to provide a diversified investment portfolio by combining different asset classes to help it reach its stated
investment goal. While diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market.

In order to maintain the model's specified Subaccount allocation percentages, you agree to be automatically enrolled in the portfolio rebalancing option and you thereby authorize us to automatically rebalance your Contract Value on a quarterly basis based upon your


allocation instructions in effect at the time of the rebalancing. Confirmation of the rebalancing will appear on your quarterly statement. We reserve the right to change the rebalancing frequency at any time, in our sole discretion, but will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change in frequency.

The models are static asset allocation models. This means that they have fixed allocations made up of underlying funds that are offered within your contract and the percentage allocations will not change over time. Once you have selected an asset allocation model, we will not make any changes to the fund allocations within the model except for the rebalancing described above. If you desire to change your Contract Value or Purchase Payment allocation or percentages to reflect a revised or different model, you must submit new allocation instructions to us. You may terminate a model at any time. There is no charge from Lincoln for participating in a model.

The election of certain Living Benefit Riders may require that you allocate
Purchase Payments in accordance with Investment Requirements that may be satisfied by choosing an asset allocation model. Different requirements and/or restrictions may apply under the individual rider. See The Contracts -
Investment Requirements. To the extent you are using a model to satisfy your
Investment Requirements, the model is intended, in part, to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under the Living Benefit Riders.

The models were designed and prepared by Lincoln Investment Advisors Corp.
(LIAC), which is an affiliate of ours, for use by Lincoln Financial
Distributors, Inc. (LFD), the principal underwriter of the contracts. LFD provides models to broker-dealers who may offer the models to their own clients. In making these models and Subaccounts available as investment options under your contract, LIAC, LFD and the Company are not providing you with investment advice, nor are they recommending to you any particular model or
Subaccount. You should consult with your financial professional to determine whether you should utilize or invest in any model or Subaccount, or whether it is suitable for you based upon your goals, risk tolerance and time horizon.

If a fund within a model closes to new investors, investors that have been invested before the fund closed may remain in the model. However the model would no longer be offered to new investors. If a fund within a model liquidates, we may transfer assets from that Subaccount to another Subaccount after providing notice to you. If this transfer occurs, and you own a Living
Benefit Rider and are subject to Investment Requirements, you may no longer comply with the Investment Requirements. See the Investment Requirements
section of this prospectus for more information. If a fund within a model merges with another fund, we will add the surviving fund to the model.

Death Benefit

The chart below provides a brief overview of how the Death Benefit proceeds will be distributed if death occurs prior to i4LIFE (Reg. TM) Advantage elections or prior to the Annuity Commencement Date. Refer to your contract for the specific provisions applicable upon death.

UPON DEATH OF:   AND...                               AND...                                DEATH BENEFIT PROCEEDS PASS TO:

Contractowner    There is a surviving joint owner     The Annuitant is living or deceased   Joint owner
Contractowner    There is no surviving joint owner    The Annuitant is living or deceased   Designated Beneficiary
Contractowner    There is no surviving joint owner    The Annuitant is living or deceased   Contractowner's estate
                 and the Beneficiary predeceases the
                 Contractowner
Annuitant        The Contractowner is living          There is no contingent Annuitant      The youngest Contractowner
                                                                                            becomes the contingent Annuitant
                                                                                            and the contract continues. The
                                                                                            Contractowner may waive* this
                                                                                            continuation and receive the Death
                                                                                            Benefit proceeds.
Annuitant        The Contractowner is living          The contingent Annuitant is living    Contingent Annuitant becomes the
                                                                                            Annuitant and the contract continues
Annuitant**      The Contractowner is a trust or      No contingent Annuitant allowed       Designated Beneficiary
                 other non-natural person             with non-natural Contractowner

* Notification from the Contractowner to receive the Death Benefit proceeds must be received within 75 days of the death of the Annuitant.

** Death of Annuitant is treated like death of the Contractowner.

                                                                              37

If the Contractowner (or a joint owner) or Annuitant dies prior to the Annuity
Commencement Date, a Death Benefit may be payable. You can choose the Death
Benefit. Only one Death Benefit may be in effect at any one time and this Death
Benefit terminates if you elect i4LIFE (Reg. TM) Advantage or elect any other annuitization option. Generally, the more expensive the Death Benefit is, the greater the protection.

You should consider the following provisions carefully when designating the
Beneficiary, Annuitant, any contingent Annuitant and any joint owner, as well as before changing any of these parties. The identity of these parties under the contract may significantly affect the amount and timing of the Death
Benefit or other amount paid upon a Contractowner's or Annuitant's death.

You may designate a Beneficiary during your lifetime and change the Beneficiary by filing a written request with our Home Office. Each change of Beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of Beneficiary.

Upon the death of the Contractowner, a Death Benefit will be paid to the
Beneficiary. Upon the death of a joint owner, the Death Benefit will be paid to the surviving joint owner. If the Contractowner is a corporation or other non-individual (non-natural person), the death of the Annuitant will be treated as death of the Contractowner.

If an Annuitant who is not the Contractowner or joint owner dies, then the contingent Annuitant, if named, becomes the Annuitant and no Death Benefit is payable on the death of the Annuitant. If no contingent Annuitant is named, the
Contractowner (or younger of joint owners) becomes the Annuitant.
Alternatively, a Death Benefit may be paid to the Contractowner (and joint owner, if applicable, in equal shares). Notification of the election of this
Death Benefit must be received by us within 75 days of the death of the
Annuitant. The contract terminates when any Death Benefit is paid due to the death of the Annuitant.

Only the Contract Value as of the Valuation Date we approve the payment of the death claim is available as a Death Benefit if a Contractowner, joint owner or
Annuitant was added or changed subsequent to the effective date of this contract unless the change occurred because of the death of a prior
Contractowner, joint owner or Annuitant.

If your Contract Value equals zero, no Death Benefit will be paid.

Account Value Death Benefit. The Account Value Death Benefit provides a Death
Benefit equal to the Contract Value on the Valuation Date the death claim is approved by us for payment. The Account Value Death Benefit is not available for election at contract issue. It is only available under certain circumstances as described below. Once you have this Death Benefit option, it cannot be changed. (Your contract may refer to this benefit as the Contract
Value Death Benefit.)

Guarantee of Principal Death Benefit. If you do not select a Death Benefit, the
Guarantee of Principal Death Benefit will apply to your contract. If the
Guarantee of Principal Death Benefit is in effect, the Death Benefit will be equal to the greater of:
o the current Contract Value as of the Valuation Date we approve the payment of the claim; or
o the sum of all Purchase Payments decreased by withdrawals in the same proportion that withdrawals reduced the Contract Value. Regular Income
  Payments under i4LIFE (Reg. TM) Advantage and withdrawals less than or equal to the Guaranteed Annual Income amount under Lincoln Market Select (Reg. TM)
  Advantage may reduce the sum of all Purchase Payment amounts on dollar for dollar basis. See The Contracts - Lincoln Market Select (Reg. TM) Advantage.

In a declining market, withdrawals deducted in the same proportion that withdrawals may reduce the Contract Value may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value.
All references to withdrawals include deductions for any applicable charges associated with those withdrawals and premium taxes, if any.

The Guarantee of Principal Death Benefit is not available under contracts issued to a Contractowner, or joint owner or Annuitant, who is age 86 or older at the time of issuance. The product charge for this Death Benefit will vary according to the age of the oldest Contractowner or Annuitant at the time the contract is issued. See Charges and Other Deductions - Deductions from the VAA.

The Guarantee of Principal Death Benefit will automatically terminate at any time all Contracowners or Annuitants are changed, and the Account Value Death
Benefit will be in effect. If the Beneficiary is the spouse of the
Contractowner, the surviving spouse may elect to continue the contract as the new Contractowner. In this situation, a portion of the Death Benefit may be credited to the contract. Any portion of the Death Benefit that would have been payable (if the contract had not been continued) that exceeds the current
Contract Value on the Valuation Date we approve the claim will be added to the
Contract Value. The Guarantee of Principal Death Benefit may not be
discontinued once elected.

Highest Anniversary Death Benefit. If the Highest Anniversary Death Benefit is
in effect, the Death Benefit paid will be the greatest of:
o the current Contract Value as of the Valuation Date we approve the payment of the claim; or
o the sum of all Purchase Payments decreased by withdrawals in the same proportion that withdrawals reduced the Contract Value. Regular Income
  Payments under i4LIFE (Reg. TM) Advantage and withdrawals less than or equal to the Guaranteed Annual Income amount under Lincoln Market Select (Reg. TM)
  Advantage reduce the sum of all Purchase Payment amounts on a dollar for dollar basis. See The Contracts - Lincoln Market Select (Reg. TM) Advantage;
  or
o the highest anniversary value on any contract anniversary (including the inception date) (determined before the allocation of any


  Purchase Payments on that contract anniversary) prior to the 81st birthday of the oldest Contractowner, joint owner (if applicable), or Annuitant for which a Death Benefit is payable. The highest Contract Value is increased by
  Purchase Payments and is decreased by withdrawals subsequent to the anniversary date in the same proportion that withdrawals reduced the
  Contract Value. Regular Income Payments under i4LIFE (Reg. TM) Advantage and withdrawals less than or equal to the Guaranteed Annual Income amount under
  Lincoln Market Select (Reg. TM) Advantage may reduce the highest anniversary value on a dollar for dollar basis. See The Contracts - Lincoln Market
  Select (Reg. TM) Advantage.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the Contract Value may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value.
All references to withdrawals include deductions for any applicable charges associated with those withdrawals and premium taxes, if any.

Availability. The Highest Anniversary Death Benefit may not be available in all states. Please check with your financial professional regarding availability.
The Highest Anniversary Death Benefit is available for both qualified and nonqualified contracts, and can only be elected at the time the contract is purchased. If elected, the rider will be effective on the contract's effective date. The oldest Contractowner, joint owner (if applicable), or Annuitant must be under age 76 at the time of election.

Subject to further limitations stated in your contract, cumulative additional
Purchase Payments after the first rider date anniversary and after the 70th birthday of the oldest Contractowner or Annuitant may not exceed $100,000 each rider year. While this rider is in effect, we reserve the right to limit future
Purchase Payments after the 76th birthday of the oldest Contractowner or
Annuitant. Purchase Payments totaling $2 million or more are subject to Home
Office approval. This amount takes into consideration the total Purchase
Payments for all existing contracts (issued by the Company (or its affiliates)
(excluding Lincoln Investor Advantage (Reg. TM) contracts)) for the same
Contractowner, joint owner, and/or Annuitant. If the Contract Value is zero, then no additional Purchase Payments will be accepted.

The Highest Anniversary Death Benefit may not be terminated unless you surrender the contract. In addition, the rider will terminate:

1. on the Annuity Commencement Date;

2. on the date the Lifetime Income Period begins under i4LIFE (Reg. TM)
Advantage;

3. upon payment of a Death Benefit under the Highest Anniversary Death Benefit;
or

4. at any time all Contractowners or Annuitants are changed. In this situation, the remaining Death Benefit will be the Account Value Death Benefit.

If the Beneficiary is the spouse of the Contractowner, the surviving spouse may elect to continue the contract as the new Contractowner. In this situation, a portion of the Death Benefit may be credited to the contract. Any portion of the Death Benefit that would have been payable (if the contract had not been continued) that exceeds the current Contract Value on the Valuation Date we approve the claim will be added to the Contract Value. If the contract is continued in this way, the Highest Anniversary Death Benefit rider and charge will terminate, and the spouse will have the Account Value Death Benefit.

Alternatively, if the surviving spouse elected to continue the contract as the new Contractowner without taking the increase in Contract Value described above, the spouse may continue the Highest Anniversary Death Benefit with no change in the way it is calculated. The rider charge rate that was in effect immediately prior to the death will continue to apply.

General Death Benefit Information

Only one of these Death Benefits may be in effect at any one time. Your Death
Benefit terminates on and after the Annuity Commencement Date. i4LIFE (Reg. TM)
Advantage only provides Death Benefit options during the Access Period. There are no Death Benefits during the Lifetime Income Period. Please see the i4LIFE
(Reg. TM) Advantage - i4LIFE (Reg. TM) Advantage Death Benefit section of this prospectus for more information.

If there are joint owners, upon the death of the first Contractowner, we will pay a Death Benefit to the surviving joint owner. The surviving joint owner will be treated as the primary, designated Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent
Beneficiary. If the surviving joint owner is the spouse of the deceased joint owner, he/she may continue the contract as sole Contractowner. Upon the death of the spouse who continues the contract, we will pay a Death Benefit to the designated Beneficiary(s).

If the Beneficiary is the spouse of the Contractowner, then the spouse may elect to continue the contract as the new Contractowner. Same-sex spouses should carefully consider whether to purchase annuity products that provide benefits based upon status as a spouse, and whether to exercise any spousal rights under the contract. The U.S. Supreme Court recently held that same-sex spouses who have been married under state law will now be treated as spouses for purposes of federal law. You are strongly encouraged to consult a tax advisor before electing spousal rights under the contract.

The value of the Death Benefit will be determined as of the Valuation Date we approve the payment of the claim. Approval of payment will occur upon our receipt of a claim submitted in Good Order. To be in Good Order, we require all the following:

                                                                              39

1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us, of the death; and

2. written authorization for payment; and

3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of
Death Benefits provided under this contract must be made in compliance with
Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time.
Death Benefits may be taxable. See Federal Tax Matters.

Unless otherwise provided in the Beneficiary designation, one of the following procedures will take place on the death of a Beneficiary:
o if any Beneficiary dies before the Contractowner, that Beneficiary's interest will go to any other Beneficiaries named, according to their respective interests; and/or
o if no Beneficiary survives the Contractowner, the proceeds will be paid to the Contractowner's estate.

If the Beneficiary is a minor, court documents appointing the guardian/custodian may be required.

Unless the Contractowner has already selected a settlement option, the
Beneficiary may choose the method of payment of the Death Benefit. The Death
Benefit payable to the Beneficiary or joint owner must be distributed within five years of the Contractowner's date of death unless the Beneficiary begins receiving within one year of the Contractowner's death the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the Beneficiary's life expectancy.

Upon the death of the Annuitant, Federal tax law requires that an annuity election be made no later than 60 days after we have approved the death claim for payment.

If the Death Benefit becomes payable, the recipient may elect to receive payment either in the form of a lump sum settlement or an Annuity Payout. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of Death Benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

Abandoned Property. Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the date a benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the Death Benefit, or the
Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be "escheated". This means that the Death
Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Contractowner last resided, as shown on our books and records, or to our state of domicile. This escheatment is revocable and the state is obligated to pay the Death Benefit
(without interest) if your Beneficiary steps forward to claim it with the proper documentation.

To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change. You may update your
Beneficiary designations by submitting a Beneficiary change form to our Home
Office.

Investment Requirements

If you purchase a Living Benefit Rider (except i4LIFE (Reg. TM) Advantage without Guaranteed Income Benefit), you will be subject to Investment
Requirements. This means you will be limited in your choice of Subaccount investments and in how much you can invest in certain Subaccounts. This also means you will not be able to allocate Contract Value to all of the Subaccounts that are available to Contractowners who have not elected a Living Benefit
Rider. Currently, if you purchase i4LIFE (Reg. TM) Advantage without Guaranteed
Income Benefit, you will not be subject to any Investment Requirements, although we reserve the right to impose Investment Requirements for this rider in the future. If we do exercise our right to do so, you will have to reallocate your Contract Value subject to such requirements.

If you elect a Living Benefit Rider, Investment Requirements apply whether you purchase the rider at contract issue, or add it to an existing contract. You must hold the rider for a minimum period of time after election (the minimum time is specified under the Termination section of each rider). During this time, you will be required to adhere to the Investment Requirements. After this time, failure to adhere to the Investment Requirements will result in termination of the rider.

Certain underlying funds that are included in the Investment Requirements, including funds managed by an adviser affiliated with us, employ risk management strategies that are intended to control the funds' overall volatility, and for some funds, to also reduce the downside exposure of the funds during significant market downturns. These risk management strategies could limit the upside participation of the fund in rising equity markets relative to other funds. The success of the adviser's risk management strategy depends, in part, on the adviser's ability to effectively and efficiently implement its risk forecasts and to manage the strategy for the fund's benefit.
There is no guarantee that the strategy can achieve or maintain the fund's optimal risk targets. The fund's performance may be negatively impacted in certain markets as a result of reliance on these strategies. In low volatility markets the volatility management strategy may not mitigate losses. In addition, the adviser may not be able to effectively implement the strategy during rapid or extreme market events. Such inefficiency in implementation could cause the fund to lose more money than investing without the


risk management strategy or not realize potential gains. Any one of these factors could impact the success of the volatility management strategy, and the fund may not perform as expected.

These funds are included under Investment Requirements in part, to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under a Living Benefit Rider. Our financial interest in reducing loss and the volatility of overall Contract Values, in light of our obligations to provide benefits under the riders, may be deemed to present a potential conflict of interest with respect to the interests of Contractowners.
In addition, any negative impact to the underlying funds as a result of the risk management strategies may limit Contract Values, which in turn may limit your ability to achieve step-ups of the benefit base under a Living Benefit
Rider. For more information about the funds and the investment strategies they employ, please refer to the funds' current prospectuses. Fund prospectuses are available by contacting us.

We have divided the Subaccounts of your contract into groups and have specified the minimum or maximum percentages of Contract Value that must be in each group at the time you purchase the rider. Some investment options are not available to you if you purchase certain riders. The Investment Requirements may not be consistent with an aggressive investment strategy. You should consult with your financial professional to determine if the Investment Requirements are consistent with your investment objectives.

You can select the percentages of Contract Value (or Account Value if i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit is in effect) to allocate to individual Subaccounts within each group, but the total investment for all
Subaccounts within the group must comply with the specified minimum or maximum percentages for that group.

In accordance with these Investment Requirements, you agree to be automatically enrolled in the portfolio rebalancing option under your contract and thereby authorize us to automatically rebalance your Contract Value on a periodic basis. On each quarterly anniversary of the effective date of the rider, we will rebalance your Contract Value, on a pro-rata basis, based on your allocation instructions in effect at the time of the rebalancing. Any reallocation of Contract Value among the Subaccounts made by you prior to a rebalancing date will become your allocation instructions for rebalancing purposes. Confirmation of the rebalancing will appear on your quarterly statement. If we rebalance Contract Value from the Subaccounts and your allocation instructions do not comply with the Investment Requirements, then the portion of the rebalanced Contract Value that does not meet the Investment
Requirements will be allocated to the Delaware VIP (Reg. TM) Limited-Term
Diversified Income Series as the default investment option or any other
Subaccount that we may designate for that purpose. These investments will become your allocation instructions until you tell us otherwise.

We may change the Investment Requirements at any time in our sole discretion, including changing the list of Subaccounts in a group, the number of groups, the minimum or maximum percentages of Contract Value allowed in a group, the investment options that are or are not available to you, or the rebalancing frequency. You will be notified at least 30 days prior to the date of any change. We may make such changes at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under these riders. Our decision to make changes will be based on several factors including the general market conditions and the style and investment objectives of the
Subaccount investments.

At the time you receive notice of a change to the Investment Requirements, you may:

1. submit your own reallocation instructions for the Contract Value, before the effective date specified in the notice, so that the Investment Requirements are satisfied; or

2. take no action and be subject to the quarterly rebalancing as described above. If this results in a change to your allocation instructions, then these will be your new allocation instructions until you tell us otherwise;
  or

3. terminate the applicable rider immediately, without waiting for a termination event, if you do not wish to be subject to these Investment
  Requirements.

                                                                              41

Investment Requirements for Living Benefit Riders. If you elect Lincoln Market
Select (Reg. TM) Advantage, 4LATER (Reg. TM) Select Advantage or i4LIFE (Reg.
TM) Advantage Select Guaranteed Income Benefit you must currently allocate your
Contract Value among one or more of the following Subaccounts.

                                                                          Group 2
                                                                          Investments cannot exceed 60% of Contract Value or
Group 1                                                                   Account Value (if
Investments must be at least 40% of Contract Value or Account Value (if   i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit
i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is in effect)        is in effect)   -------------------------------------
------------------------------------------------------------------------- ----------------

 American Funds Bond Fund                                                 American Century VP Balanced Fund
 American Funds Global Fund                                               American Funds Asset Allocation Fund
 American Funds Mortgage FundSM                                           American Funds Blue Chip Income and Growth Fund
 American Funds U.S. Government/AAA Rated Securities Fund                 American Funds Capital Income Builder (Reg. TM)
 Delaware VIP (Reg. TM) Diversified Income Series                         American Funds Global Balanced FundSM
 Delaware VIP (Reg. TM) Limited-Term Diversified Income Series            American Funds Global Growth and Income Fund
 JPMorgan Insurance Trust Core Bond Portfolio                             American Funds Global Growth Fund
 LVIP American Preservation Fund                                          American Funds Growth Fund
 LVIP BlackRock Inflation Protected Bond Fund                             American Funds Growth-Income Fund
 LVIP Delaware Diversified Floating Rate Fund                             American Funds High-Income Bond Fund
 LVIP Dimensional/Vanguard Total Bond Fund                                American Funds International Fund
 LVIP PIMCO Low Duration Bond Fund                                        American Funds International Growth and Income FundSM
 LVIP SSGA Bond Index Fund                                                American Funds Managed Risk Asset Allocation FundSM
                                                                          BlackRock Global Allocation V.I. Fund
                                                                          Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50%
                                                                          Portfolio
                                                                          First Trust/Dow Jones Dividend & Income Allocation
                                                                          Portfolio
                                                                          Invesco V.I. Equally-Weighted S&P 500 Fund
                                                                          Invesco V.I. International Growth Fund
                                                                          LVIP American Balanced Allocation Fund
                                                                          LVIP American Growth Allocation Fund
                                                                          LVIP American Income Allocation Fund
                                                                          LVIP Dimensional International Core Equity Fund
                                                                          LVIP Dimensional U.S. Core Equity 1 Fund
                                                                          LVIP Dimensional U.S. Core Equity 2 Fund
                                                                          LVIP Franklin Templeton Multi-Asset Opportunities
                                                                          Fund
                                                                          LVIP Global Conservative Allocation Managed Risk Fund
                                                                          LVIP Global Growth Allocation Managed Risk Fund
                                                                          LVIP Global Moderate Allocation Managed Risk Fund
                                                                          LVIP Goldman Sachs Income Builder Fund
                                                                          LVIP Government Money Market Fund
                                                                          LVIP JPMorgan High Yield Fund
                                                                          LVIP SSGA Conservative Index Allocation Fund
                                                                          LVIP SSGA Conservative Structured Allocation Fund
                                                                          LVIP SSGA Developed International 150 Fund
                                                                          LVIP SSGA Global Tactical Allocation Managed
                                                                          Volatility Fund
                                                                          LVIP SSGA International Index Fund
                                                                          LVIP SSGA Large Cap 100 Fund
                                                                          LVIP SSGA Mid-Cap Index Fund
                                                                          LVIP SSGA Moderate Index Allocation Fund
                                                                          LVIP SSGA Moderate Structured Allocation Fund
                                                                          LVIP SSGA Moderately Aggressive Index Allocation Fund
                                                                          LVIP SSGA Moderately Aggressive Structured Allocation
                                                                          Fund
                                                                          LVIP SSGA S&P 500 Index Fund
                                                                          LVIP SSGA Small-Cap Index Fund
                                                                          LVIP SSGA Small-Mid Cap 200 Fund
                                                                          LVIP U.S. Growth Allocation Managed Risk Fund
                                                                          LVIP Vanguard Domestic Equity ETF Fund
                                                                          LVIP Vanguard International Equity ETF Fund
                                                                          MFS (Reg. TM) VIT Total Return Series
                                                                          Putnam VT George Putnam Balanced Fund

As an alternative, to satisfy these Investment Requirements, you may allocate
100% of your Contract Value or i4LIFE (Reg. TM) Advantage Account Value among the Subaccounts listed below. If you allocate less than 100% of Contract Value or i4LIFE (Reg. TM) Advantage Account Value among these Subaccounts, then the
Subaccounts listed below that are also listed in Group 1 will be subject to the
Group 1 restrictions. Any remaining Subaccounts listed below that are not listed in Group 1 will fall into Group 2 and be subject to Group 2 restrictions.

o  American Century VP Balanced Fund
o  American Funds Asset Allocation Fund
o  American Funds Bond Fund

o  American Funds Global Balanced FundSM
o  American Funds Global Bond Fund
o  American Funds Managed Risk Asset Allocation FundSM


o  American Funds Mortgage FundSM
o  American Funds U.S. Government/AAA Rated Securities Fund
o  BlackRock Global Allocation V.I. Fund
o  Delaware VIP (Reg. TM) Diversified Income Series
o  Delaware VIP (Reg. TM) Limited-Term Diversified Income Series

o  Fidelity (Reg. TM) VIP FundsManager (Reg. TM) 50% Portfolio

o  First Trust/Dow Jones Dividend & Income Allocation Portfolio

o  JPMorgan Insurance Trust Core Bond Portfolio

o  LVIP American Balanced Allocation Fund
o  LVIP American Growth Allocation Fund
o  LVIP American Income Allocation Fund

o  LVIP American Preservation Fund

o  LVIP BlackRock Inflation Protected Bond Fund
o  LVIP Delaware Diversified Floating Rate Fund
o  LVIP Dimensional/Vanguard Total Bond Fund

o  LVIP Franklin Templeton Multi-Asset Opportunities Fund

o  LVIP Global Conservative Allocation Managed Risk Fund
o  LVIP Global Growth Allocation Managed Risk Fund
o  LVIP Global Moderate Allocation Managed Risk Fund

o  LVIP Goldman Sachs Income Builder Fund

o  LVIP PIMCO Low Duration Bond Fund

o  LVIP SSGA Bond Index Fund
o  LVIP SSGA Conservative Index Allocation Fund
o  LVIP SSGA Conservative Structured Allocation Fund

o  LVIP SSGA Global Tactical Allocation Managed Volatility Fund

o  LVIP SSGA Moderate Index Allocation Fund
o  LVIP SSGA Moderate Structured Allocation Fund

o  LVIP U.S. Growth Allocation Managed Risk Fund

o  MFS (Reg. TM) VIT Total Return Series
o  Putnam VT George Putnam Balanced Fund

The fixed account is only available for dollar cost averaging.

As an alternative, to satisfy these Investment Requirement, Contract Value may be allocated in accordance with certain asset allocation models made available to you by your broker-dealer. If so, currently 100% of the Contract Value can be allocated to one of the following models: Dimensional/Vanguard Moderate
Allocation Model or Multi-Manager Moderate Allocation Model. You may only choose one asset allocation model at a time, though you may change to a different asset allocation model available in your contract that meets the
Investment Requirements or reallocate Contract Value according to the
Investment Requirements listed above. If you terminate an asset allocation model, you must follow the Investment Requirements applicable to your rider. We may exclude an asset allocation model from being available for investment at any time, in our sole discretion. You will notified prior to the date of such a change.

Living Benefit Riders

The optional Living Benefit Riders offered under this variable annuity contract are described in the following sections. The riders offer either a minimum withdrawal benefit (Lincoln Market Select (Reg. TM) Advantage) or a minimum
Annuity Payout (4LATER (Reg. TM) Select Advantage and i4LIFE (Reg. TM)
Advantage with or without the Guaranteed Income Benefit). You may not elect more than one Living Benefit Rider at any one time. Upon election of a Living
Benefit Rider, you will be subject to Investment Requirements (unless you elect
i4LIFE (Reg. TM) Advantage without the Guaranteed Income Benefit).

Excess Withdrawals under certain Living Benefit Riders may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an Excess Withdrawal will reduce your future guaranteed amounts, you should contact either the Home Office or your financial professional prior to requesting a withdrawal to find out what, if any, impact the Excess Withdrawal will have on any guarantees under the Living Benefit
Rider. Terms and conditions may change after the contract is purchased.

The benefits and features of the optional Living Benefit Riders are separate and distinct from the downside protection strategies that may be employed by the funds offered under this contract. The riders do not guarantee the investment results of the funds.

The Living Benefit Riders provide different methods to take income from your
Contract Value or receive lifetime payments and may provide certain guarantees.
There are differences between the riders in the features provided as well as the charge structure. Before you elect a rider, or terminate your existing rider to elect a new rider, you should carefully review the terms and conditions of each rider. If you elect a rider at contract issue, then the rider will be effective on the contract's effective date.

Lincoln Market Select (Reg. TM) Advantage

Lincoln Market Select (Reg. TM) Advantage is a Living Benefit Rider available for purchase (if available in your state) that provides:
o Guaranteed lifetime periodic withdrawals for you (and your spouse if the joint life option is selected) up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base;
o A 5% Enhancement to the Income Base (less Purchase Payments received in the preceding Benefit Year) if greater than an Automatic Annual Step-up so long as no withdrawals are made in the preceding Benefit Year and the rider is within the Enhancement Period;
o Automatic Annual Step-ups of the Income Base to the Contract Value if the
  Contract Value is equal to or greater than the Income Base;

                                                                              43

o Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).

Please note any withdrawals made prior to age 55 or that exceed the Guaranteed
Annual Income amount or that are payable to any assignee or assignee's bank account are considered Excess Withdrawals. Excess Withdrawals may significantly reduce your Income Base as well as your Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal, and will terminate the rider if the Income Base if reduced to zero.

In order to purchase Lincoln Market Select (Reg. TM) Advantage, the initial
Purchase Payment must be at least $25,000. This rider provides guaranteed, periodic withdrawals for your life as Contractowner/Annuitant (single life option) or the lives of you as Contractowner/
Annuitant and your spouse as Secondary Life (joint life option) regardless of the investment performance of the contract. These benefits are subject to certain conditions, as set forth in this section. The Contractowner, Annuitant or Secondary Life may not be changed while this rider is in effect (except if the Secondary Life assumes ownership of the contract upon the death of the
Contractowner). If the Contractowner sells or assigns for value the contract other than to the Annuitant, or discounts or pledges it as collateral for a loan or as a security for the performance of an obligation or any other purpose, this rider will terminate.

This rider provides for guaranteed, periodic withdrawals up to the Guaranteed
Annual Income amount commencing after the younger of you or your spouse (joint life option) reach age 55. The Guaranteed Annual Income payments are based upon specified percentages of the Income Base, which are age-based and may increase over time. The amount of the Guaranteed Annual Income payment will vary, depending on when you take your first withdrawal. You may receive Guaranteed
Annual Income payments for your lifetime or for the lifetimes of you and your spouse, if the joint life option is chosen.

Availability. Lincoln Market Select (Reg. TM) Advantage (if approved in your state) is only available for election at the time the contract is purchased. If you elect the rider, it will be effective on the contract's effective date.

Lincoln Market Select (Reg. TM) Advantage is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The
Contractowner/Annuitant as well as the spouse under the joint life option must be age 85 or younger at the time this rider is elected. There is no guarantee that Lincoln Market Select (Reg. TM) Advantage will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. In addition, we may make different versions of Lincoln Market Select
(Reg. TM) Advantage available to new purchasers. You cannot elect this rider in combination with any other Living Benefit Rider or any other annuity payout option offered in your contract at the same time.

If you purchase Lincoln Market Select (Reg. TM) Advantage, you will be required to adhere to Investment Requirements, which will limit your ability to invest in certain Subaccounts offered in your contract. In addition, the fixed account is not available except for use with dollar cost averaging. See Investment
Requirements for more information.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that.

Income Base. The Income Base is a value used to calculate your Guaranteed
Annual Income amount. The Income Base is not available to you as a lump sum withdrawal or a Death Benefit. The Income Base is equal to your initial
Purchase Payment, increased by subsequent Purchase Payments and Automatic
Annual Step-ups, and decreased by Excess Withdrawals in accordance with the provisions set forth below. The maximum Income Base is $10,000,000. This maximum takes into consideration the total guaranteed amounts under the Living
Benefit Rider of all Lincoln Life contracts (or contracts issued by our affiliates) in which your (and/or spouse if joint life option) are the covered lives.

Additional Purchase Payments automatically increase the Income Base by the amount of the Purchase Payment (not to exceed the maximum Income Base); for example, a $10,000 additional Purchase Payment will increase the Income Base by
$10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase
Payments will be limited to $50,000 per Benefit Year without Home Office approval. Additional Purchase Payments will not be allowed if the Contract
Value decreases to zero for any reason, including market loss. Partial withdrawals to pay the fees associated with your financial plan and Excess
Withdrawals reduce the Income Base as discussed below. Withdrawals less than or equal to the Guaranteed Annual Income amount will not reduce the Income Base.

5% Enhancement. On each Benefit Year anniversary, the Income Base, minus
Purchase Payments received in the preceding Benefit Year, will be increased by
5% if the Contractowner/Annuitant (as well as the spouse if the joint life option is in effect) are under age 86, if there were no withdrawals in the preceding Benefit Year, including partial withdrawals to pay the fees associated with your financial plan, and the rider is within the Enhancement
Period. The Enhancement Period is a 10-year period that begins on the effective date of the rider. Any Purchase Payment made after the initial Purchase Payment will be added immediately to the Income Base and will result in an increased
Guaranteed Annual Income amount but must be invested in the contract at least one Benefit Year before it will be used in calculating the 5% Enhancement. Any
Purchase Payments made within the first 90 days after the effective date of the rider will be included in the Income Base for purposes of calculating the 5%
Enhancement on the first Benefit Year anniversary.


If you decline an Automatic Annual Step-up during the first 10 Benefit Years, you will continue to be eligible for the 5% Enhancements through the end of the
Enhancement Period. In order to be eligible to receive further 5% Enhancements, the Contractowner/Annuitant (single life option), or the Contractowner and spouse (joint life option) must be under age 86 and within the Enhancement
Period.

Note: The 5% Enhancement is not available on any Benefit Year anniversary where there has been a withdrawal of Contract Value (including a Guaranteed Annual
Income payment) in the preceding Benefit Year. A 5% Enhancement will occur in subsequent years when certain conditions are met. If you are eligible (as defined below) for the 5% Enhancement in the next year, the Enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income
Base (assuming no withdrawals):

Initial Purchase Payment = $100,000; Income Base = $100,000
Additional Purchase Payment on day 30 = $15,000; Income Base = $115,000
Additional Purchase Payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year anniversary, the Income Base will not be less than
$130,750 ($115,000 x 1.05% = $120,750 + $10,000). The $10,000 Purchase Payment
on day 95 is not eligible for the 5% Enhancement until the second Benefit Year anniversary.

The 5% Enhancement will be in effect for 10 years (the Enhancement Period) from the effective date of the rider. As explained below, the 5% Enhancement and
Automatic Annual Step-up will not occur in the same year. If the Automatic
Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the Automatic Annual Step-up and the 5%
Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5% Enhancement or the Automatic Annual
Step-up cannot increase the Income Base above the maximum Income Base of $10 million.

You will not receive the 5% Enhancement on any Benefit Year anniversary in which there is a withdrawal, including a Guaranteed Annual Income payment from the contract during the preceding Benefit Year. A 5% Enhancement will occur on the following Benefit Year anniversary if no further withdrawals are made from the contract and the rider is within the Enhancement Period.

Automatic Annual Step-ups of the Income Base. The Income Base will automatically step up to the Contract Value on each Benefit Year anniversary if:

   a. the Contractowner/Annuitant (single life option), or the
     Contractowner/Annuitant and spouse (joint life option) are still living and under age 86; and

   b. the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including the rider charge, account fee, and partial withdrawals to pay the fees associated with your financial plan), plus any
     Purchase Payments made on that date, is equal to or greater than the
     Income Base after the 5% Enhancement (if any).

The Automatic Annual Step-up is available even in those years when a withdrawal has occurred.

Each time the Income Base is stepped up to the current Contract Value as described above, your charge rate for the rider will be the current charge rate for the rider, not to exceed the guaranteed maximum charge. Therefore, your charge rate for this rider could increase every Benefit Year anniversary. See
Charges and Other Deductions - Rider Charges - Lincoln Market Select (Reg. TM)
Advantage Charge.

If your charge rate for this rider is increased upon an Automatic Annual
Step-up, you may opt-out of the Automatic Annual Step-up by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your charge rate to change. If you opt out of the step-up, your current charge rate will remain in effect and the Income Base will be returned to the Income
Base immediately prior to the step-up, adjusted for additional Purchase
Payments or Excess Withdrawals, if any. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the charge rate increases if you do not want the step-up. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. If you decline an Automatic Annual
Step-up during the first 10 Benefit Years, you will continue to be eligible for the 5% Enhancement (if applicable) through the end of the Enhancement Period.
You may not opt out of the Automatic Annual Step-up if an additional Purchase
Payment made during that Benefit Year caused the charge for the rider to increase to the current charge.

Following is an example of how the Automatic Annual Step-ups and the 5%
Enhancement will work (assuming no withdrawals or additional Purchase
Payments):

                                                                                        Potential
                                            Contract   Income Base with                 for Charge
                                              Value     5% Enhancement    Income Base   to Change
                                           ---------- ------------------ ------------- -----------

      Initial Purchase Payment $50,000....  $50,000          N/A            $50,000        N/A
      1st Benefit Year anniversary........  $54,000         $52,500         $54,000        Yes
      2nd Benefit Year anniversary........  $53,900         $56,700         $56,700        No
      3rd Benefit Year anniversary........  $56,000         $59,535         $59,535        No
      4th Benefit Year anniversary........  $64,000         $62,512         $64,000        Yes

                                                                              45

On the first Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the Contract Value of $54,000 since the increase in the
Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of
$50,000). On the second Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the third Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700 =
$2,835). On the fourth Benefit Year anniversary, the Automatic Annual Step-up to the Contract Value was greater than the 5% Enhancement amount of $2,977 (5%
of $59,535). An Automatic Annual Step-up cannot increase the Income Base beyond the maximum Income Base of $10 million.

Withdrawal Amount. The Guaranteed Annual Income amount may be withdrawn from the contract each Benefit Year. As long as the Guaranteed Annual Income amount is not reduced to zero, these withdrawals may be taken for your lifetime
(single life option) or the lifetimes of you and your spouse (joint life option). Guaranteed Annual Income withdrawals are available when you (single life option) or the younger of you and your spouse (joint life option) are age
55 or older. Partial withdrawals to pay the fees associated with your financial plan will reduce the amount of available Guaranteed Annual Income each year.

The Guaranteed Annual Income amount is determined by multiplying the Income
Base by the applicable rate, based on your age and whether the single or joint life option has been elected. Under the joint life option, the age of the younger of you or your spouse will be used. The Guaranteed Annual Income amount will change upon an Automatic Annual Step-up, 5% Enhancement (if applicable), additional Purchase Payments, and Excess Withdrawals, as described below.

The initial Guaranteed Annual Income rate applicable to new rider elections is determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the rate may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions. This rate structure is intended to help us provide the guarantees under the rider. This initial
Guaranteed Annual Income rate for new rider elections may be higher or lower than the rate for existing Contractowners that have elected the rider, but your
Guaranteed Annual Income rate will not change as a result.

The initial Guaranteed Annual Income rate applicable to new rider elections is set forth in a supplement to this prospectus, called a Rate Sheet. The Rate
Sheet indicates the Guaranteed Annual Income rate, its effective period, and the date by which your application or rider election form must be signed and dated for a contract to be issued with that rate. The rates may change with each Rate Sheet and may be higher or lower than the rates on the previous Rate
Sheet.

At least 10 days before the end of the indicated effective period, the
Guaranteed Annual Income rate for the next effective period will be disclosed in a new Rate Sheet. In order to get the rate indicated in a Rate Sheet, your application or rider election form must be signed and dated on or before the last day of the effective period noted in that Rate Sheet. For new
Contractowners, the current Rate Sheet will be included with the prospectus.
You can also obtain the most current Rate Sheet by contacting your registered representative or online at www.LincolnFinancial.com.

During the first Benefit Year the Guaranteed Annual Income amount is calculated using the Income Base as of the effective date of the rider. After the first
Benefit Year anniversary, the Guaranteed Annual Income amount is calculated using the Income Base on the most recent Benefit Year anniversary. After your first Guaranteed Annual Income withdrawal, the Guaranteed Annual Income percentage will only increase on a Benefit Year anniversary on or after you have reached an applicable higher age band and after there has also been an
Automatic Annual Step-up. If you have reached an applicable higher age band and there has not also been a subsequent Automatic Annual Step-up, then the
Guaranteed Annual Income percentage will not increase until the next Automatic
Annual Step-up occurs. If you do not withdraw the entire Guaranteed Annual
Income amount during a Benefit Year, there is no carryover of the remaining amount into the next Benefit Year.

If your Contract Value is reduced to zero for any reason other than for an
Excess Withdrawal, withdrawals equal to the Guaranteed Annual Income amount will continue automatically for your life (and your spouse's life if applicable) under the Guaranteed Annual Income Amount Annuity Payout Option.
You may not withdraw the remaining Income Base in a lump sum. You will not be entitled to the Guaranteed Annual Income amount if the Income Base is reduced to zero as a result of an Excess Withdrawal. If either the Contract Value or the Income Base is reduced to zero due to an Excess Withdrawal, the rider will terminate.

Withdrawals equal to or less than the Guaranteed Annual Income amount will not reduce the Income Base. All withdrawals you make will decrease the Contract
Value.

The following example shows the calculation of the Guaranteed Annual Income amount and how withdrawals less than or equal to the Guaranteed Annual Income amount impact the Income Base and the Contract Value. The Contractowner is age
68 (4% Guaranteed Annual Income percentage), a withdrawal occurred prior to the third Benefit Year anniversary, with a Contract Value of $200,000 on the third
Benefit Year anniversary:


    Contract Value on the Benefit Year anniversary................    $200,000
    Income Base on the Benefit Year anniversary...................    $200,000
    Initial Guaranteed Annual Income amount on the Benefit Year
    anniversary ($200,000 x 4%)...................................    $  8,000
    Contract Value six months after Benefit Year anniversary......    $210,000
    Income Base six months after Benefit Year anniversary.........    $200,000
    Withdrawal six months after Benefit Year anniversary when
    Contractowner is still age 68.................................    $  8,000
    Contract Value after withdrawal ($210,000 - $8,000)...........    $202,000
    Income Base after withdrawal ($200,000 - $0)..................    $200,000
    Contract Value on sixth Benefit Year anniversary..............    $205,000
    Income Base on sixth Benefit Year anniversary.................    $205,000
    Guaranteed Annual Income amount on sixth Benefit Year
    anniversary ($205,000 x 4%)...................................    $  8,200

The Automatic Annual Step-up was available and increased the Income Base to the
Contract Value of $205,000. On the sixth Benefit Year anniversary, the
Guaranteed Annual Income amount is $8,200 (4% x $205,000).

Purchase Payments added to the contract subsequent to the initial Purchase
Payment will increase the Guaranteed Annual Income amount by an amount equal to the applicable Guaranteed Annual Income percentage multiplied by the amount of the subsequent Purchase Payment. For example, assuming a Contractowner is age
68 elected the single life option, waited until after the third Benefit Year anniversary to take a withdrawal and has a Guaranteed Annual Income amount of
$2,500 (5% of $50,000 Income Base), an additional Purchase Payment of $10,000 increases the Guaranteed Annual Income amount that Benefit Year to $3,000
($2,500 + 5% of $10,000). The Guaranteed Annual Income payment amount will be recalculated immediately after a Purchase Payment is added to the contract.

5% Enhancements and Automatic Annual Step-ups will increase the Income Base and thus the Guaranteed Annual Income amount. The Guaranteed Annual Income amount, after the Income Base is adjusted by a 5% Enhancement or an Automatic Annual
Step-up, will be equal to the adjusted Income Base multiplied by the applicable
Guaranteed Annual Income percentage.

Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal)
that exceed the Guaranteed Annual Income amount at the time of the withdrawal, or withdrawals made prior to age 55 (younger of you or your spouse for joint life), or withdrawals that are payable to any assignee or assignee's bank account. Partial withdrawals to pay the fees associated with your financial plan that exceed the Guaranteed Annual Income each year will be treated as
Excess Withdrawals.

When an Excess Withdrawal occurs:

1. The Income Base is reduced by the same proportion that the Excess Withdrawal reduces the Contract Value. This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal; and

2. The Guaranteed Annual Income amount will be recalculated to equal the applicable Guaranteed Annual Income percentage multiplied by the new
  (reduced) Income Base (after the proportionate reduction for the Excess
  Withdrawal).

We will provide you with quarterly statements that will include the Guaranteed
Annual Income amount (as adjusted for Guaranteed Annual Income amount payments in a Benefit Year, Excess Withdrawals and additional Purchase Payments)
available to you for the Benefit Year, if applicable, in order for you to determine whether a withdrawal may be an Excess Withdrawal. We encourage you to either consult with your registered representative or call us at the number provided in this prospectus if you have any questions about Excess Withdrawals.

The following example demonstrates the impact of an Excess Withdrawal on the
Income Base, the Guaranteed Annual Income amount, and the Contract Value under
Lincoln Market Select (Reg. TM) Advantage.

The Contractowner who purchased the rider at age 65 and is now age 70 (single life option) makes a $12,000 withdrawal which causes an $11,816.14 reduction in the Income Base.

Prior to Excess Withdrawal:
Contract Value = $60,000
Income Base = $85,000
Guaranteed Annual Income amount = $4,250 (5% of the Income Base of $85,000)

After a $12,000 withdrawal ($4,250 is within the Guaranteed Annual Income amount, $7,750 is the Excess Withdrawal):
The Contract Value is reduced by the amount of the Guaranteed Annual Income amount of $4,250 and the Income Base is not reduced:

                                                                              47

Contract Value = $55,750 ($60,000 - $4,250)
Income Base = $85,000

The Contract Value is also reduced by the $7,750 Excess Withdrawal and the
Income Base is reduced by 13.90134%, the same proportion by which the Excess
Withdrawal reduced the $55,750 Contract Value ($7,750 / $55,750).

Contract Value = $48,000 ($55,750 - $7,750)
Income Base = $73,183.86 ($85,000 x 13.90134% = $11,816.14; $85,000 -
$11,816.14 = $73,183.86)
Guaranteed Annual Income amount = $3,659.19 (5% of $73,183.86 Income Base)

On the following Benefit Year anniversary:

Contract Value = $43,000
Income Base = $73,183.86
Guaranteed Annual Income amount = $3,659.19 (5% x $73,183.86)

In a declining market, Excess Withdrawals may significantly reduce your Income
Base as well as your Guaranteed Annual Income amount. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the
Contract Value. If the Income Base is reduced to zero due to an Excess
Withdrawal, the rider will terminate. If the Contract Value is reduced to zero due to an Excess Withdrawal, the rider and contract will terminate.

Withdrawals from IRA contracts will be treated as within the Guaranteed Annual
Income amount (even if they exceed the Guaranteed Annual Income amount) only if the withdrawals are taken as systematic installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue
Code Section 401(a)(9). In addition, in order for this exception for RMD's to apply, the following must occur:

1. Lincoln's automatic withdrawal service is used to calculate and pay the RMD;

2. The RMD calculation must be based only on the value in this contract;

3. No withdrawals other than RMD's are made within the Benefit Year (except as described in the next paragraph); and

4. This contract is not a beneficiary IRA.

If your RMD withdrawals during a Benefit Year are less than the Guaranteed
Annual Income amount, an additional amount up to the Guaranteed Annual Income amount may be withdrawn. If a withdrawal, other than an RMD is made during the
Benefit Year, then all amounts withdrawn in excess of the Guaranteed Annual
Income amount, including amounts attributable to RMDs, will be treated as
Excess Withdrawals.

Distributions from qualified contracts are generally taxed as ordinary income.
In nonqualified contracts, withdrawals of Contract Value that exceed Purchase
Payments are taxed as ordinary income. See Federal Tax Matters for a discussion of the tax consequences of withdrawals.

Guaranteed Annual Income Amount Annuity Payout Option. If you are required to take annuity payments because you have reached the maturity date of the contract, you have the option of electing the Guaranteed Annual Income Amount
Annuity Payout Option. If the Contract Value is reduced to zero and you have a remaining Income Base, you will receive the Guaranteed Annual Income Amount
Annuity Payout Option. If you are receiving the Guaranteed Annual Income Amount
Annuity Payout Option, the Beneficiary may be eligible to receive final payment upon death of the single life or surviving joint life. To be eligible the Death
Benefit option in effect immediately prior to the effective date of the
Guaranteed Annual Income Amount Annuity Payout Option must be one of the following Death Benefits: the Guarantee of Principal Death Benefit or the
Highest Anniversary Death Benefit. If the Account Value Death Benefit option is in effect, the Beneficiary will not be eligible to receive the final payment(s).

The Guaranteed Annual Income Amount Annuity Payout Option is an Annuity Payout
option under which the Contractowner (and spouse if applicable) will receive annual annuity payments equal to the Guaranteed Annual Income amount for life
(this option is different from other Annuity Payout options, including i4LIFE
(Reg. TM) Advantage, which are based on your Contract Value). Contractowners may decide to choose the Guaranteed Annual Income Amount Annuity Payout Option
over i4LIFE (Reg. TM) Advantage if they feel this may provide a higher final payment option over time and they may place more importance on this over access to the Account Value. Payment frequencies other than annual may be available.
You will have no other contract features other than the right to receive annuity payments equal to the Guaranteed Annual Income amount for your life or the life of you and your spouse for the joint life option.

The final payment is a one-time lump-sum payment and will be equal to the sum of all Purchase Payments, decreased by withdrawals. Excess Withdrawals reduce the final payment in the same proportion as the withdrawals reduce the Contract
Value; withdrawals less than or equal to the Guaranteed Annual Income amount and payments under the Guaranteed Annual Income Amount Annuity Payout Option
will reduce the final payment dollar for dollar.

Death Prior to the Annuity Commencement Date. Lincoln Market Select (Reg. TM)
Advantage has no provision for a payout of the Income Base upon death of the
Contractowner or Annuitant. In addition, Lincoln Market Select (Reg. TM)
Advantage provides no increase in value to the Death Benefit over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value


equals zero, no Death Benefit options (as described earlier in this prospectus)
will be in effect. Election of Lincoln Market Select (Reg. TM) Advantage does not impact the Death Benefit options available for purchase with your annuity contract except as described below in Impact to Withdrawal Calculations of
Death Benefits before the Annuity Commencement Date. All Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or
401(a)(9) as applicable as amended from time to time. See The Contracts - Death
Benefit.

Upon the death of the single life, Lincoln Market Select (Reg. TM) Advantage will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death). Upon the first death under the joint life option, withdrawals up to the Guaranteed Annual
Income amount continue to be available for the life of the surviving spouse.
The 5% Enhancement and Automatic Annual Step-up will continue, if applicable, as discussed above. Upon the death of the surviving spouse, Lincoln Market
Select (Reg. TM) Advantage will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death).

Impact to Withdrawal Calculations of Death Benefits before the Annuity
Commencement Date. The Death Benefit calculation for certain Death Benefit options in effect prior to the Annuity Commencement Date may change for
Contractowners with an active Lincoln Market Select (Reg. TM) Advantage rider.
Certain Death Benefit options provide that all withdrawals reduce the Death
Benefit in the same proportion that the withdrawals reduce the Contract Value.
If you elect Lincoln Market Select (Reg. TM) Advantage, withdrawals less than or equal to the Guaranteed Annual Income will reduce the sum of all Purchase
Payment amounts on a dollar for dollar basis for purposes of calculating the
Death Benefit under the Guarantee of Principal Death Benefit and the sum of all
Purchase Payments and highest anniversary value for purposes of calculating the
Death Benefit under the Highest Anniversary Death Benefit. Any Excess
Withdrawals will reduce the sum of all Purchase Payments and the highest anniversary value in the same proportion that the withdrawals reduced the
Contract Value. See The Contracts - Death Benefits.

The following example demonstrates how a withdrawal will reduce the Death
Benefit if both the Highest Anniversary Death Benefit and Lincoln Market Select
(Reg. TM) Advantage are in effect when the Contractowner dies. This calculation applies to the sum of all Purchase Payments and highest anniversary calculations under the Highest Anniversary Death Benefit:

Contract Value before withdrawal $80,000
Guaranteed Annual Income amount $5,000

Highest Anniversary Death Benefit values before withdrawal is the greatest of
a), b), or c) described in detail in the Highest Anniversary Death Benefit section of this prospectus:
     a) Contract Value $80,000
     b) Sum of Purchase Payments $100,000
     c) Highest anniversary Contract Value $150,000

Withdrawal of $9,000 will impact the Death Benefit calculation as follows:
     a) $80,000 - $9,000 = $71,000 (reduction $9,000)
     b) $100,000 - $5,000 = $95,000 (reduction by the amount of the Guaranteed
   Annual Income amount)
 ($95,000 - $5,067 = $89,933 [$95,000 x ($4,000 / $75,000) = $5,067]
   Proportional reduction of Excess Withdrawal. Total reduction = $10,067.
 c)$150,000 - $5,000 = $145,000 (reduction by the amount of the Guaranteed
   Annual Income amount) ($145,000 - $7,733 = $137,266) [$145,000 ($4,000 /
   $75,000) = $7,733]. Total reduction = $12,733.

Item c) provides the largest Death Benefit of $137,266.

Termination. After the fifth Benefit Year anniversary, the Contractowner may terminate the rider by notifying us in writing of the request to terminate or by failing to adhere to Investment Requirements. Contractowners in Florida may
terminate their rider at any time after the first Benefit Year anniversary.
Lincoln Market Select (Reg. TM) Advantage will automatically terminate:
o on the Annuity Commencement Date (except payments under the Guaranteed Annual
  Income Amount Annuity Payout Option will continue if applicable);
o upon death under the single life option or the death of the surviving spouse under the joint life option;
o when the Guaranteed Annual Income amount or Contract Value is reduced to zero due to an Excess Withdrawal;
o if the Contractowner or Annuitant is changed (except if the surviving spouse assumes ownership of the contract upon death of the Contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;
o on the date the Contractowner is changed pursuant to an enforceable divorce agreement or decree; or
o upon surrender or termination of the underlying annuity contract.

The termination will not result in any increase in Contract Value equal to the
Income Base. Upon effective termination of this rider, the benefit and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can elect any Living Benefit Rider available for purchase at that time.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit option. i4LIFE (Reg. TM)
Advantage is an optional Annuity Payout rider that provides periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period) and a Death

                                                                              49

Benefit during the Access Period. A minimum payout floor, called the Guaranteed
Income Benefit, is also available for election at the time you elect i4LIFE
(Reg. TM) Advantage. You cannot have both i4LIFE (Reg. TM) Advantage and
Lincoln Market Select (Reg. TM) Advantage in effect on your contract at the same time.

Contractowners who have elected Lincoln Market Select (Reg. TM) Advantage may decide later to transition to i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit prior to the Annuity Commencement Date, according to the provisions outlined below. This decision must be made by the maximum age to elect i4LIFE (Reg. TM) Advantage, which is age 95 for nonqualified contracts and age 80 for qualified contracts.

If you have the Lincoln Market Select (Reg. TM) Advantage single life option and choose to transition your rider, you must transition to i4LIFE (Reg. TM)
Advantage Select Guaranteed Income Benefit single life option. If you have the
Lincoln Market Select (Reg. TM) Advantage joint life option and choose to transition your rider, you must transition to i4LIFE (Reg. TM) Advantage Select
Guaranteed Income Benefit joint life option. These requirements are specifically listed in the Guaranteed Income Benefit with i4LIFE (Reg. TM)
Advantage section of this prospectus under Impacts to i4LIFE (Reg. TM)
Advantage Regular Income Payments.

For nonqualified contracts, the Contractowner must elect the levelized option for Regular Income Payments. While i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit is in effect, the Contractowner cannot change the payment mode elected or decrease the length of the Access Period.

When deciding whether to transition from Lincoln Market Select (Reg. TM)
Advantage to i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit, you
should consider that depending on a person's age and the selected length of the
Access Period, i4LIFE (Reg. TM) Advantage may provide a higher payout than the
Guaranteed Annual Income amounts under Lincoln Market Select (Reg. TM)
Advantage. You should consider electing i4LIFE (Reg. TM) Advantage when you are ready to immediately start receiving i4LIFE (Reg. TM) Advantage payments, whereas with Lincoln Market Select (Reg. TM) Advantage, you may defer taking withdrawals until a later date. Payments from a nonqualified contract that a person receives under the i4LIFE (Reg. TM) Advantage rider are treated as
"amounts received as an annuity" under section 72 of the Internal Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each Annuity Payout is treated as income (taxable at ordinary income rates), and the remainder is treated as a nontaxable return of
Purchase Payments. In contrast, withdrawals under Lincoln Market Select (Reg.
TM) Advantage are not treated as amounts received as an annuity because they occur prior to the annuity starting date. As a result, such withdrawals are treated first as a return of any existing gain in the contract (which is the measure of the extent to which the Contract Value exceeds Purchase Payments), and then as a nontaxable return of Purchase Payments.

4LATER (Reg. TM) Select Advantage

4LATER (Reg. TM) Select Advantage is a rider that provides an Income Base which will be used to establish the amount of the Guaranteed Income Benefit payment upon the election of i4LIFE (Reg. TM) Advantage. If you elect 4LATER (Reg. TM)
Select Advantage, you must later elect i4LIFE (Reg. TM) Advantage Select
Guaranteed Income Benefit in order to receive a benefit from 4LATER (Reg. TM)
Select Advantage. You will be subject to certain Investment Requirements in which your Contract Value must be allocated among specified Subaccounts. See
The Contracts - Investment Requirements.

Availability. 4LATER (Reg. TM) Select Advantage (if approved in your state) is only available for election at the time the contract is purchased. If you elect the rider, it will be effective on the contract's effective date.

Before electing 4LATER (Reg. TM) Select Advantage, you must first terminate your existing rider, and you will no longer be entitled to any of the benefits that have accrued under that rider. You cannot transfer your current Income
Base over to 4LATER (Reg. TM) Select Advantage. You should carefully compare the features and benefits provided by your existing rider to the features and benefits provided by 4LATER (Reg. TM) Select Advantage before making your decision.

4LATER (Reg. TM) Select Advantage is not available for purchase with qualified contracts and is designed primarily for purchasers of nonqualifed contracts where the Contractowner and Annuitant are different people (single life option)
or with joint life benefits where the Secondary Life is not a spouse. The
Contractowner, Annuitant and Secondary Life under the joint life option must be age 85 or younger.

There is no guarantee that 4LATER (Reg. TM) Select Advantage will be available for new purchasers in the future and we reserve the right to discontinue this benefit at any time. In addition, we may make different versions of 4LATER
(Reg. TM) Select Advantage available to new purchasers. You cannot elect the rider and any other Living Benefit Rider or any other payout option offered in your contract at the same time.

If you purchase 4LATER (Reg. TM) Select Advantage, you will be required to adhere to Investment Requirements, which will limit your ability to invest in certain Subaccounts offered in your contract. In addition, the fixed account is not available except for use with dollar cost averaging. See Investment
Requirements for more information.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that.

Income Base. The Income Base is an amount used to calculate the Guaranteed
Income Benefit under i4LIFE (Reg. TM) Advantage Select Guaranteed Income
Benefit at a later date. The Income Base is not available to you as a lump sum withdrawal or as a Death Benefit. The


initial Income Base varies based on when you elect the rider. If you elect
4LATER (Reg. TM) Select Advantage at the time you purchase the contract, the
Income Base will be equal to the initial Purchase Payment. If you elect the rider after you have purchased the contract, the initial Income Base will equal the Contract Value on the effective date of 4LATER (Reg. TM) Select Advantage.
The maximum Income Base is $10 million. The maximum takes into consideration the total guaranteed amounts from all Lincoln Life contracts (or contracts issued by our affiliates) in which you (and/or Secondary Life, if joint life option) are the covered lives.

Additional Purchase Payments automatically increase the Income Base by the amount of the Purchase Payments (not to exceed the maximum Income Base). For example, an additional Purchase Payment of $10,000 will increase the Income
Base by $10,000. After the first anniversary of the rider effective date, once cumulative additional Purchase Payments exceed $100,000, additional Purchase
Payments will be limited to $50,000 per Benefit Year without Home Office approval. If after the first Benefit Year cumulative additional Purchase
Payments equal or exceed $100,000, the charge for 4LATER (Reg. TM) Select
Advantage will change to the then current charge in effect on the next Benefit
Year anniversary. Additional Purchase Payments will not be allowed if the
Contract Value decreases to zero for any reason, including market loss.

Each withdrawal reduces the Income Base in the same proportion as the amount withdrawn reduces the Contract Value on the Valuation Date of the withdrawal.
This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal.

The following example demonstrates the impact of a withdrawal on the Income
Base and the Contract Value. The Contractowner makes a withdrawal of $11,200 which causes a $12,550 reduction in the Income Base.

Prior to the withdrawal:
Contract Value = $112,000
Income Base = $125,500

After a withdrawal of $11,200, the Contract Value is reduced by 10% ($11,200)
and the Income Base is also reduced by 10%, the same proportion by which the withdrawal reduced the Contract Value ($11,200 - $112,000)

Contract Value = $100,800 ($112,000 - $11,200)
Income Base = $112,950 ($125,500 x 10% = $12,550; $125,500 - $12,550 =
$112,950)

In a declining market, withdrawals may significantly reduce your Income Base, and as a result will reduce your future Guaranteed Income Benefit. If the
Income Base is reduced to zero due to withdrawals, this rider will terminate.
If the Contract Value is reduced to zero due to a withdrawal, both the rider and the contract will terminate.

Automatic Annual Step-up. The Income Base will automatically step-up to the
Contract Value on each Benefit Year anniversary if:

   a. the Annuitant (single life option), or the Secondary Life (joint life option) are still living and under age 86; and

   b. the Contract Value on that Benefit Year anniversary, after the deduction of any withdrawals (including the rider charge), plus any Purchase
     Payments made on that date is equal to or greater than the Income Base after the 5% Enhancement (if any).

The Automatic Annual Step-up is available even in years in which a withdrawal has occurred.

5% Enhancement. On each Benefit Year anniversary, the Income Base, minus
Purchase Payments received in the preceding Benefit Year, will be increased by
5% if:

   a. the Annuitant (as well as the Secondary Life if the joint life option is in effect) are under age 86; and

   b. if there were no withdrawals in the preceding Benefit Year; and

   c. the rider is within the Enhancement Period described below.

The Enhancement Period is a 10-year period that begins on the effective date of the rider.

Any Purchase Payment made after the initial Purchase Payment will be added immediately to the Income Base. However, any new Purchase Payment must be invested in the contract for at least one Benefit Year before it will be used in calculating the 5% Enhancement. Any Purchase Payments made within the first
90 days after the effective date of 4LATER (Reg. TM) Select Advantage will be included in the Income Base for purposes of calculating the 5% Enhancement on the first Benefit Year anniversary.

If you decline the Automatic Annual Step-up during the first 10 Benefit Years, you will continue to be eligible for the 5% Enhancements through the end of the
Enhancement Period.

Note: The 5% Enhancement is not available in any Benefit Year there is a withdrawal from Contract Value. A 5% Enhancement will occur in subsequent years only under certain conditions. If you are eligible (as defined below) for the
5% Enhancement in the next Benefit Year, the enhancement will not occur until the Benefit Year anniversary of that year.

The following is an example of the impact of the 5% Enhancement on the Income
Base (assuming no withdrawals):

Initial Purchase Payment = $100,000; Income Base = $100,000

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Additional Purchase Payment on day 30 = $15,000; Income Base = $115,000

Additional Purchase Payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year anniversary, the Income Base will not be less than
$130,750 ($115,000 x 1.05 = $120,750 plus $10,000). The $10,000 Purchase
Payment on day 95 is not eligible for the 5% Enhancement until the second
Benefit Year anniversary.

As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the
Automatic Annual Step-up and the 5% Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5%
Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10 million.

You will not receive the 5% Enhancement on any Benefit Year anniversary in which there is a withdrawal. The 5% Enhancement will occur on the following
Benefit Year anniversary if no further withdrawals are made from the contract and the rider is within the Enhancement Period.

The following is an example of how the Automatic Annual Step-ups and the 5%
Enhancement affect the Income Base and the potential for the charge to increase or decrease (assuming no withdrawals or new Purchase Payments):

                                                                                    Potential for
                                        Contract   Income Base with                    Charge
                                          Value     5% Enhancement    Income Base     to Change
                                       ---------- ------------------ ------------- --------------

Initial Purchase Payment $50,000......  $50,000          N/A            $50,000         N/A
1st Benefit Year anniversary..........  $54,000         $52,500         $54,000         Yes
2nd Benefit Year anniversary..........  $53,900         $56,700         $56,700          No
3rd Benefit Year anniversary..........  $56,000         $59,535         $59,535          No
4th Benefit Year anniversary..........  $64,000         $62,512         $64,000         Yes

On the first Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the Contract Value of $54,000 since the increase in the
Contract Value is greater than the 5% Enhancement amount of $2,500 (5% of
$50,000). On the second Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the third Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700 =
$2,835). On the fourth Benefit Year anniversary, the Automatic Annual Step-up to the Contract Value was greater than the 5% Enhancement amount of $2,977 (5%
of $59,535).

Death Prior to the Annuity Commencement Date. 4LATER (Reg. TM) Select Advantage
has no provision for a payout of the Income Base or any other Death Benefit upon death of the Contractowners or Annuitant. In addition, 4LATER (Reg. TM)
Select Advantage provides no increase in value to the Death Benefit over and above what the Death Benefit provides in the base contract. At the time of death, if the Contract Value equals zero, no Death Benefit options (as described in this prospectus) will be in effect. Election of the 4LATER (Reg.
TM) Select Advantage does not impact the Death Benefit options available for purchase with your annuity contract. Generally all Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9), as amended. See The Contracts - Death Benefit.

If the Contractowner is not also named as the Annuitant or the Secondary Life, upon the first death of the Annuitant or Secondary Life, the 4LATER (Reg. TM)
Select Advantage rider will continue. Upon the second death of either the
Annuitant or Secondary Life, 4LATER (Reg. TM) Select Advantage will terminate.

Upon the death of the Contractowner, the 4LATER (Reg. TM) Select Advantage
rider will continue only if either Annuitant or the Secondary Life becomes the new Contractowner and payments under i4LIFE (Reg. TM) Advantage begin within one year after the death of the Contractowner.

Termination. After the fifth anniversary of the effective date of the 4LATER
(Reg. TM) Select Advantage rider, the Contractowner may terminate the rider by notifying us in writing. After this time, the rider will also terminate if the
Contractowner fails to adhere to the Investment Requirements. 4LATER (Reg. TM)
Select Advantage will automatically terminate:

o on the Annuity Commencement Date; or
o if the Annuitant is changed including any sale or assignment of the contract or any pledge of the contract as collateral; or
o upon the second death of either the Annuitant or Secondary Life; or
o when the Income Base is reduced to zero due to withdrawals; or

o the last day that you can elect i4LIFE (Reg. TM) Advantage (age 95); or

o upon termination of the underlying contract.

This termination will not result in any increase in Contract Value equal to the
Income Base. Upon effective termination of this rider, the benefits and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can elect any Living Benefit Rider available for purchase at that time.


i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit for Contractowners
who transition from 4LATER (Reg. TM) Select Advantage. Contractowners with an active 4LATER (Reg. TM) Select Advantage may purchase i4LIFE (Reg. TM)
Advantage Select Guaranteed Income Benefit at the terms in effect when the
Contractowner purchased 4LATER (Reg. TM) Select Advantage rider. i4LIFE (Reg.
TM) Advantage Select Guaranteed Income Benefit provides for periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period), a Death Benefit during the Access Period, and a minimum payout floor, called the Guaranteed Income Benefit. You will be required to adhere to certain Investment Requirements during the time you own
i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit. See Living Benefit
Riders - i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit for more information.

Once you elect i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit, you
can use the greater of the Income Base under 4LATER (Reg. TM) Select Advantage or Account Value to establish the Guaranteed Income Benefit under i4LIFE (Reg.
TM) Advantage Select Guaranteed Income Benefit. This decision must be made by the maximum age to elect i4LIFE (Reg. TM) Advantage, which is age 95.

If you elect the 4LATER (Reg. TM) Select Advantage joint life option, you must purchase i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit joint life option.

Contractowners who elect 4LATER (Reg. TM) Select Advantage are guaranteed the ability in the future to elect i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit even if it is no longer available for purchase. They are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those at the time they elected
4LATER (Reg. TM) Select Advantage. These requirements are specifically listed in the Living Benefit Riders -Guaranteed Income Benefit with i4LIFE (Reg. TM)
Advantage section of this prospectus.

The Contractowner must elect the levelized option for Regular Income Payments.
While i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit is in effect, the Contractowner cannot change the payment mode elected or decrease the length of the Access Period.

You should consider electing i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit when you are ready to immediately start receiving i4LIFE (Reg.
TM) Advantage payments. Payments from a nonqualified contract that a person receives under i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit are
treated as "amounts received as an annuity" under section 72 of the Internal
Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each Annuity Payout is treated as income
(taxable at ordinary income tax rates), and the remainder is treated as a nontaxable return of Purchase Payments.

i4LIFE (Reg. TM) Advantage

i4LIFE (Reg. TM) Advantage (the Variable Annuity Payout Option rider in your contract) is an optional Annuity Payout rider you may purchase at an additional cost and is separate and distinct from other Annuity Payout options offered under your contract and described later in this prospectus. You may also purchase i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit for an additional charge. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage Charge.

i4LIFE (Reg. TM) Advantage is an Annuity Payout option that provides you with variable, periodic Regular Income Payments for life subject to certain conditions. These payouts are made during two time periods: an Access Period and a Lifetime Income Period. During the Access Period, you have access to your
Account Value, which means you may surrender the contract, make withdrawals, and have a Death Benefit. During the Lifetime Income Period, you no longer have access to your Account Value. You choose the length of the Access Period when you select i4LIFE (Reg. TM) Advantage; the Lifetime Income Period begins immediately after the Access Period ends and continues until your death (or the death of a Secondary Life, if later). i4LIFE (Reg. TM) Advantage is different from other Annuity Payout options provided by Lincoln because with i4LIFE (Reg.
TM) Advantage, you have the ability to make additional withdrawals or surrender the contract during the Access Period. You may also purchase the Guaranteed
Income Benefit which provides a minimum payout floor for your Regular Income
Payments. You choose when you want to receive your first Regular Income Payment and the frequency with which you will receive Regular Income Payments. The initial Regular Income Payment is calculated from the Account Value on a date no more than 14 days prior to the date you select to begin receiving the
Regular Income Payments. This calculation date is called the Periodic Income
Commencement Date, and is the same date the Access Period begins. Regular
Income Payments must begin within one year of the date you elect i4LIFE (Reg.
TM) Advantage. Once they begin, Regular Income Payments will continue until the death of the Annuitant or Secondary Life, if applicable. This option is available on nonqualified annuities, IRAs and Roth IRAs (check with the Home
Office or your financial professional regarding availability with SEP market).
This option is subject to a charge while the i4LIFE (Reg. TM) Advantage is in effect computed daily on the Account Value. See Charges and Other Deductions -
i4LIFE (Reg. TM) Advantage Charge.

i4LIFE (Reg. TM) Advantage is available for contracts with a Contract Value of at least $50,000 and may be elected at the time of application or at any time before any other Annuity Payout option under this contract is elected by sending a completed i4LIFE (Reg. TM) Advantage election form to our Home
Office. When you elect i4LIFE (Reg. TM) Advantage, you must choose the
Annuitant, Secondary Life, if applicable, and make several choices about your
Regular Income Payments. The Annuitant and Secondary Life may not be changed after i4LIFE (Reg. TM) Advantage is elected. For qualified contracts, the
Secondary Life must be the spouse. See i4LIFE (Reg. TM) Advantage Death
Benefits regarding the impact of a change to the Annuitant prior to the i4LIFE
(Reg. TM) Advantage election.

i4LIFE (Reg. TM) Advantage for IRA contracts is only available if the Annuitant and Secondary Life, if applicable, are age 591/2 or older at the time the rider is elected. i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit must be elected by age 80 on IRA contracts or age 95 on nonqualified contracts.
Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for

                                                                              53

required minimum distributions. Additional Purchase Payments may be made during the Access Period for an IRA annuity contract, unless Guaranteed Income Benefit has been elected. If the Guaranteed Income Benefit option has been elected on an IRA contract, additional Purchase Payments may be made until the initial
Guaranteed Income Benefit is calculated. Additional Purchase Payments will not be accepted after the Periodic Income Commencement Date for a nonqualified annuity contract.

If i4LIFE (Reg. TM) Advantage is selected, the applicable transfer provisions among Subaccounts and the fixed account will continue to be those specified in your annuity contract for transfers on or before the Annuity Commencement Date.
However, once i4LIFE (Reg. TM) Advantage begins, any automatic withdrawal service will terminate. See The Contracts - Transfers on or Before the Annuity
Commencement Date.

When you elect i4LIFE (Reg. TM) Advantage, you will receive a Death Benefit.
The Highest Anniversary Death Benefit is available in conjunction with i4LIFE
(Reg. TM) Advantage, however, the Highest Anniversary Death Benefit must be elected when the contract is purchased, regardless of when i4LIFE (Reg. TM)
Advantage is elected. An additional charge for i4LIFE (Reg. TM) Advantage will apply. The amount paid under the new Death Benefit may be less than the amount that would have been paid under the Death Benefit provided before i4LIFE (Reg.
TM) Advantage began (if premium taxes have been deducted from the Contract
Value). See The Contracts - i4LIFE (Reg. TM) Advantage Death Benefits.

Access Period. At the time you elect i4LIFE (Reg. TM) Advantage, you also select the Access Period, which begins on the Periodic Income Commencement
Date. The Access Period is a defined period of time during which we pay variable, periodic Regular Income Payments and provide a Death Benefit, and during which you may surrender the contract and make withdrawals from your
Account Value (defined below). At the end of the Access Period, the remaining
Account Value is used to make Regular Income Payments for the rest of your life
(or the Secondary Life if applicable). This is called the Lifetime Income
Period. During the Lifetime Income Period, you will no longer be able to make withdrawals or surrenders or receive a Death Benefit. If your Account Value is reduced to zero because of withdrawals or market loss, your Access Period ends.

We will establish the minimum (currently 5 years) and maximum (currently the length of time between your current age and age 115 for nonqualified contracts or to age 100 for qualified contracts) Access Periods at the time you elect
i4LIFE (Reg. TM) Advantage. Generally, shorter Access Periods will produce a higher initial Regular Income Payment than longer Access Periods. At any time during the Access Period, you may extend or shorten the length of the Access
Period subject to Home Office approval. Additional restrictions may apply if you are under age 591/2 when you request a change to the Access Period.
Currently, if you extend the Access Period, it must be extended at least 5 years. If you change the Access Period, subsequent Regular Income Payments will be adjusted accordingly, and the Account Value remaining at the end of the new
Access Period will be applied to continue Regular Income Payments for your life. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. We may reduce or terminate the Access Period for IRA i4LIFE (Reg. TM) Advantage
contracts in order to keep the Regular Income Payments in compliance with IRC provisions for required minimum distributions. The minimum Access Period requirements for Guaranteed Income Benefits are longer than the requirements for i4LIFE (Reg. TM) Advantage without Guaranteed Income Benefit. Shortening the Access Period will terminate the Guaranteed Income Benefit. See Guaranteed
Income Benefit with i4LIFE (Reg. TM) Advantage.

Account Value. The initial Account Value is the Contract Value on the Valuation
Date i4LIFE (Reg. TM) Advantage is effective (or your initial Purchase Payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the Access Period, the Account Value on a
Valuation Date will equal the total value of all of the Contractowner's
Accumulation Units plus the Contractowner's value in the fixed account, and will be reduced by Regular Income Payments and Guaranteed Income Benefit
payments made as well as any withdrawals taken. After the Access Period ends, the remaining Account Value will be applied to continue Regular Income Payments for your life and the Account Value will be reduced to zero.

Regular Income Payments during the Access Period. i4LIFE (Reg. TM) Advantage provides for variable, periodic Regular Income Payments for as long as an
Annuitant (or Secondary Life, if applicable) is living and access to your
Account Value during the Access Period. When you elect i4LIFE (Reg. TM)
Advantage, you will have to choose the date you will receive the initial
Regular Income Payment. Once they begin, Regular Income Payments will continue until the death of the Annuitant or Secondary Life, if applicable. Regular
Income Payments must begin within one year of the date you elect i4LIFE (Reg.
TM) Advantage. You also select when the Access Period ends and when the
Lifetime Income Period begins. You must also select the frequency of the payments (monthly, quarterly, semi-annually or annually), how often the payment is recalculated, the length of the Access Period and the Assumed Investment
Return ("AIR"). These choices will influence the amount of your Regular Income
Payments.

If you do not choose a payment frequency, the default is a monthly frequency.
In most states, you may also elect to have Regular Income Payments from nonqualified contracts recalculated only once each year rather than recalculated at the time of each payment. This results in level Regular Income
Payments between recalculation dates. Qualified contracts are only recalculated once per year, at the beginning of each calendar year. You also choose the AIR.
AIR rates of 3%, 4%, 5%, or 6% may be available. Certain states limit the availability of 5% or 6% AIR. See your financial professional for availability.
The higher the AIR you choose, the higher your initial Regular Income Payment will be and the higher the return must be to increase subsequent Regular Income
Payments. You also choose the length of the Access Period. At this time, changes to the Access Period can only be made on Periodic Income Commencement
Date anniversaries.

For information regarding income tax consequences of Regular Income Payments, see Federal Tax Matters.


The amount of the initial Regular Income Payment is determined on the Periodic
Income Commencement Date by dividing the Contract Value (or Purchase Payment if elected at contract issue), less applicable premium taxes by 1,000 and multiplying the result by an annuity factor. The annuity factor is based upon:
     o the age and sex of the Annuitant and Secondary Life, if applicable;
     o the length of the Access Period selected;
     o the frequency of the Regular Income Payments;
     o the AIR selected; and
     o the Individual Annuity Mortality table specified in your contract.

The annuity factor used to determine the Regular Income Payments reflects the fact that, during the Access Period, you have the ability to withdraw the entire Account Value and that a Death Benefit of the entire Account Value will be paid to your Beneficiary upon your death. These benefits during the Access
Period result in a slightly lower Regular Income Payment, during both the
Access Period and the Lifetime Income Period, than would be payable if this access was not permitted and no lump-sum Death Benefit of the full Account
Value was payable. (The Contractowner must elect an Access Period of no less than the minimum Access Period which is currently set at 5 years.) The annuity factor also reflects the requirement that there be sufficient Account Value at the end of the Access Period to continue your Regular Income Payments for the remainder of your life (and/or the Secondary Life if applicable), during the
Lifetime Income Period, with no further access or Death Benefit.

The Account Value will vary with the actual net investment return of the
Subaccounts selected and the interest credited on the fixed account, which then determines the subsequent Regular Income Payments during the Access Period.
Each subsequent Regular Income Payment (unless the levelized option is selected) is determined by dividing the Account Value on the applicable
Valuation Date by 1,000 and multiplying this result by an annuity factor revised to reflect the declining length of the Access Period. As a result of this calculation, the actual net returns in the Account Value are measured against the AIR to determine subsequent Regular Income Payments. If the actual net investment return (annualized) for the contract exceeds the AIR, the
Regular Income Payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment return for the contract is less than the AIR, the Regular Income Payment will decrease. For example, if net investment return is 3% higher (annualized) than the AIR, the
Regular Income Payment for the next year will increase by approximately 3%.
Conversely, if actual net investment return is 3% lower than the AIR, the
Regular Income Payment will decrease by approximately 3%.

Withdrawals made during the Access Period will also reduce the Account Value that is available for Regular Income Payments, and subsequent Regular Income
Payments will be recalculated and could be increased or reduced, based on the
Account Value following the withdrawal.

For a joint life option, if either the Annuitant or Secondary Life dies during the Access Period, Regular Income Payments will be recalculated using a revised annuity factor based on the single surviving life, if doing so provides a higher Regular Income Payment. On a joint life option, the Secondary Life spouse must be either the primary Beneficiary or joint owner in order to receive the remaining payments after the first spouse's death.

For nonqualified contracts, if the Annuitant and Secondary Life, if applicable, both die during the Access Period, the Guaranteed Income Benefit (if any) will terminate and the annuity factor will be revised for a non-life contingent
Regular Income Payment and Regular Income Payments will continue until the
Account Value is fully paid out and the Access Period ends. For qualified contracts, if the Annuitant and Secondary Life, if applicable, both die during the Access Period, i4LIFE (Reg. TM) Advantage (and any Guaranteed Income
Benefit if applicable) will terminate.

Regular Income Payments during the Lifetime Income Period. The Lifetime Income
Period begins at the end of the Access Period if either the Annuitant or
Secondary Life is living. Your earlier elections regarding the frequency of
Regular Income Payments, AIR and the frequency of the recalculation do not change. The initial Regular Income Payment during the Lifetime Income Period is determined by dividing the Account Value on the last Valuation Date of the
Access Period by 1,000 and multiplying the result by an annuity factor revised to reflect that the Access Period has ended. The annuity factor is based upon:
     o the age and sex of the Annuitant and Secondary Life (if living);
     o the frequency of the Regular Income Payments;
     o the AIR selected; and
     o the Individual Annuity Mortality table specified in your contract.

The impact of the length of the Access Period and any withdrawals made during the Access Period will continue to be reflected in the Regular Income Payments during the Lifetime Income Period. To determine subsequent Regular Income
Payments, the contract is credited with a fixed number of Annuity Units equal to the initial Regular Income Payment (during the Lifetime Income Period)
divided by the Annuity Unit value (by Subaccount). Subsequent Regular Income
Payments are determined by multiplying the number of Annuity Units per
Subaccount by the Annuity Unit value. Your Regular Income Payments will vary based on the value of your Annuity Units. If your Regular Income Payments are adjusted on an annual basis, the total of the annual payment is transferred to
Lincoln

                                                                              55

Life's general account to be paid out based on the payment mode you selected.
Your payment(s) will not be affected by market performance during that year.
Your Regular Income Payment(s) for the following year will be recalculated at the beginning of the following year based on the current value of the Annuity
Units.

Regular Income Payments will continue for as long as the Annuitant or Secondary
Life, if applicable, is living, and will continue to be adjusted for investment performance of the Subaccounts your Annuity Units are invested in (and the fixed account if applicable). Regular Income Payments vary with investment performance.

During the Lifetime Income Period, there is no longer an Account Value;
therefore, no withdrawals are available and no Death Benefit is payable. In addition, transfers are not allowed from a fixed annuity payment to a variable annuity payment.

i4LIFE (Reg. TM) Advantage Death Benefits

i4LIFE (Reg. TM) Advantage Account Value Death Benefit. The i4LIFE (Reg. TM)
Advantage Account Value Death Benefit is available during the Access Period, but is only available if the Account Value Death Benefit was in effect prior to the election of i4LIFE (Reg. TM) Advantage. This Death Benefit is equal to the
Account Value as of the Valuation Date on which we approve the payment of the death claim. You may not change this Death Benefit once it is elected.

i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit. The i4LIFE
(Reg. TM) Advantage Guarantee of Principal Death Benefit is available during the Access Period and will be equal to the greater of:
     o the Account Value as of the Valuation Date we approve the payment of the claim; or
     o the sum of all Purchase Payments, less the sum of Regular Income
Payments and other withdrawals where:
    o Regular Income Payments, including withdrawals to provide the Guaranteed
      Income Benefit, reduce the Death Benefit by the dollar amount of the payment; and
    o all other withdrawals, if any, reduce the Death Benefit in the same proportion that withdrawals reduce the Contract Value or Account Value.

References to Purchase Payments and withdrawals include Purchase Payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater Death Benefit option prior to that election.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Contract Value or Account Value, may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value. All references to withdrawals include deductions for any applicable charges associated with those withdrawals and premium taxes, if any.

The following example demonstrates the impact of a proportionate withdrawal on your Death Benefit:

    i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit.....    $200,000
    Total i4LIFE (Reg. TM) Regular Income Payment.......................    $ 25,000
    Additional Withdrawal...............................................    $ 15,000   ($15,000/$150,000=10% withdrawal)
    Account Value at the time of Additional Withdrawal..................    $150,000

     Death Benefit Value after i4LIFE (Reg. TM) Regular Income Payment =
$200,000 - $25,000 = $175,000
     Death Benefit Value after additional withdrawal = $175,000 - $17,500 =
   $157,500
     Reduction in Death Benefit Value for Withdrawal = $175,000 x 10% = $17,500

The Regular Income Payments reduce the Death Benefit by $25,000 and the additional withdrawal causes a 10% reduction in the Death Benefit, the same percentage that the withdrawal reduced the Account Value. You may not change this Death Benefit once it is elected.

Highest Anniversary Death Benefit. The Highest Anniversary Death Benefit is
only available during the Access Period. This benefit is the greatest of:
     o the Account Value as of the Valuation Date on which we approve the payment of the claim; or
     o the sum of all Purchase Payments, less the sum of Regular Income
Payments and other withdrawals where:
    o Regular Income Payments, including withdrawals to provide the Guaranteed
      Income Benefit, reduce the Death Benefit by the dollar amount of the payment; and
    o all other withdrawals, if any, reduce the Death Benefit in the same proportion that withdrawals reduce the Contract Value or Account Value.

References to Purchase Payments and withdrawals include Purchase Payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage; or
  o the highest Account Value or Contract Value on any contract anniversary date (including the inception date of the contract) after the Highest
    Anniversary Death Benefit is effective (determined before the allocation of any Purchase Payments on that


    contract anniversary) prior to the 81st birthday of the deceased and prior to the date of death. The highest Account Value or Contract Value is increased by Purchase Payments and is decreased by Regular Income
    Payments, including withdrawals to provide the Guaranteed Income Benefits and all other withdrawals subsequent to the anniversary date on which the highest Account Value or Contract Value is obtained.
    o Regular Income Payments, including withdrawals to provide the Guaranteed
      Income Benefit, reduce the Death Benefit by the dollar amount of the payment; and
    o all other withdrawals, if any, reduce the Death Benefit in the same proportion that withdrawals reduce the Contract Value or Account Value.

When determining the highest anniversary value, we will look at the Contract
Value before i4LIFE (Reg. TM) Advantage and the Account Value after the i4LIFE
(Reg. TM) Advantage election to determine the highest anniversary value.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Account Value, may have a magnified effect on the reduction of the Death Benefit payable. This is because the reduction in the benefit may be more than the dollar amount withdrawn from the Contract Value.
All references to withdrawals include deductions for any applicable charges associated with those withdrawals and premium taxes, if any.

General Death Benefit Provisions. For all Death Benefit options, following the
Access Period, there is no Death Benefit. The Death Benefits also terminate when the Account Value equals zero, because the Access Period terminates.

If there is a change in the Contractowner, joint owner or Annuitant during the life of the contract, for any reason other than death, the only Death Benefit payable for the new person will be the Account Value. On a joint life option, the Secondary Life spouse must be either the primary Beneficiary or joint owner in order to receive the remaining payments after the first spouse's death.

For nonqualified contracts, upon the death of the Contractowner, joint owner or
Annuitant, the Contractowner (or Beneficiary) may elect to terminate the contract and receive full payment of the Death Benefit or may elect to continue the contract and receive Regular Income Payments. Upon the death of the
Secondary Life, who is not also an owner, only the surrender value is paid.

If you are the owner of an IRA annuity contract, and there is no Secondary
Life, and you die during the Access Period, the i4LIFE (Reg. TM) Advantage will terminate. A spouse Beneficiary may start a new i4LIFE (Reg. TM) Advantage program.

If a death occurs during the Access Period, the value of the Death Benefit will be determined as of the Valuation Date we approve the payment of the claim.
Approval of payment will occur upon our receipt of all the following:

   1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and

   2. written authorization for payment; and

   3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of
Death Benefits provided under this contract must be made in compliance with
Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time.
Death Benefits may be taxable. See Federal Tax Matters.

Upon notification to us of the death, Regular Income Payments may be suspended until the death claim is approved by us. Upon approval, a lump sum payment for the value of any suspended payments will be made as of the date the death claim is approved, and Regular Income Payments will continue, if applicable. The excess, if any, of the Death Benefit over the Account Value will be credited into the contract at that time.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of Death Benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage

A Guaranteed Income Benefit may be available for purchase when you elect i4LIFE
(Reg. TM) Advantage which ensures that your Regular Income Payments will never be less than a minimum payout floor, regardless of the actual investment performance of your contract. The version currently available for purchase is
i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit.

i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit is an optional feature that provides a Guaranteed Income Benefit and requires that you adhere to certain Investment Requirements. See Investment Requirements in this prospectus for more information about the Investment Requirements applicable to
i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit. You will be subject to Investment Requirements applicable to your rider for the entire time you own the rider. Failure to comply with the Investment Requirements will result in the termination of the rider. See i4LIFE (Reg. TM) Advantage Select
Guaranteed Income Benefit - Termination for more information.

As discussed below, certain features of the Guaranteed Income Benefit may be impacted if you purchased a Living Benefit Rider prior to electing i4LIFE (Reg.
TM) Advantage Select Guaranteed Income Benefit.

                                                                              57

Additional Purchase Payments cannot be made to a contract with the Guaranteed
Income Benefit. You are also limited in how much you can invest in certain
Subaccounts. See the Contracts - Investment Requirements.

There is no guarantee that i4LIFE (Reg. TM) Advantage Select Guaranteed Income
Benefit will be available to elect in the future, as we reserve the right to discontinue this option at any time. In addition, we may make different versions of the Guaranteed Income Benefit available to new purchasers or may create different versions for use with various Living Benefit Riders. However, a Contractowner with Lincoln Market Select (Reg. TM) Advantage or 4LATER (Reg.
TM) Select Advantage who decides to terminate that rider to purchase i4LIFE
(Reg. TM) Advantage is guaranteed the right to purchase the Guaranteed Income
Benefit under the terms set forth in the prior rider.

i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit, if available, is elected when you elect i4LIFE (Reg. TM) Advantage or during the Access Period, if still available for election, subject to terms and conditions at that time.
You may choose not to purchase the i4LIFE (Reg. TM) Advantage Select Guaranteed
Income Benefit at the time you purchase i4LIFE (Reg. TM) Advantage by indicating that you do not want the i4LIFE (Reg. TM) Advantage Select
Guaranteed Income Benefit on the election form at the time that you purchase
i4LIFE (Reg. TM) Advantage. If you intend to use Income Base from Lincoln
Market Select (Reg. TM) Advantage to establish the Guaranteed Income Benefit, you must elect the Guaranteed Income Benefit at the time you elect i4LIFE (Reg.
TM) Advantage.

The i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit is reduced by withdrawals (other than Regular Income Payments) in the same proportion that the withdrawals reduce the Account Value. See i4LIFE (Reg. TM) Advantage -
General i4LIFE (Reg. TM) Provisions for an example.

Select Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base or Guaranteed Amount as applicable), based on your age (or the age of the youngest life under a joint life option) at the time the Guaranteed Income
Benefit is elected.

The initial Guaranteed Income Benefit percentages applicable to new rider elections is determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the percentage may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions. This percentage structure is intended to help us provide the guarantees under the rider. This initial Guaranteed Income Benefit percentage for new rider elections may be higher or lower than the percentage for existing
Contractowners that have elected the rider, but your Guaranteed Income Benefit percentages will not change as a result.

The initial Guaranteed Income Benefit percentage applicable to new rider elections is set forth in a supplement to this prospectus, called a Rate Sheet.
The Rate Sheet indicates the Guaranteed Income Benefit percentage, its effective period, and the date by which your application or rider election form must be signed and dated for a contract to be issued with that percentage. The percentages may change with each Rate Sheet and may be higher or lower than the percentages on the previous Rate Sheet.

At least 10 days before the end of the indicated effective period, the
Guaranteed Income Benefit percentage for the next effective period will be disclosed in a new Rate Sheet. In order to get the percentage indicated in a
Rate Sheet, your application or rider election form must be signed and dated on or before the last day of the effective period noted in that Rate Sheet. For new Contractowners, the current Rate Sheet will be included with the prospectus. For existing Contractowners, current Rate Sheets will be mailed to you with your quarterly statement. You can also obtain the most current Rate
Sheet by contacting your registered representative or online at
www.LincolnFinancial.com.

Amendment of Contract

We reserve the right to amend the contract to meet the requirements of the 1940
Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state's insurance department (if required).

If the amount of your i4LIFE (Reg. TM) Advantage Regular Income Payment has fallen below the Guaranteed Income Benefit, because of poor investment results, a payment equal to the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is
the minimum payment you will receive. If the market performance in your contract is sufficient to provide Regular Income Payments at a level that exceeds the Guaranteed Income Benefit, the Guaranteed Income Benefit will never come into effect. If the Guaranteed Income Benefit is paid, it will be paid with the same frequency as your Regular Income Payment. If your Regular Income
Payment is less than the Guaranteed Income Benefit, we will reduce the Account
Value by the Regular Income Payment plus an additional amount equal to the difference between your Regular Income Payment and the Guaranteed Income
Benefit (in other words, Guaranteed Income Benefit payments reduce the Account
Value by the entire amount of the Guaranteed Income Benefit payment). (Regular
Income Payments also reduce the Account Value). This payment will be made from the variable Subaccounts and the fixed account proportionately, according to your investment allocations.

If your Account Value reaches zero as a result of payments to provide the
Guaranteed Income Benefit, we will continue to pay you an amount equal to the
Guaranteed Income Benefit. If your Account Value reaches zero, your Access
Period will end and your Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled, and will reduce your Death Benefit. If your Account Value equals zero, no Death Benefit will be paid. See i4LIFE (Reg. TM) Advantage Death Benefits. After the Access Period
ends, we will continue to pay the Guaranteed Income Benefit for as long as the
Annuitant (or the Secondary Life, if applicable) is living.


The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE (Reg. TM)
Account Value:

    i4LIFE (Reg. TM) Account Value before market decline............    $135,000
    i4LIFE (Reg. TM) Account Value after market decline.............    $100,000
    Guaranteed Income Benefit.......................................    $    810
    Regular Income Payment after market decline.....................    $    769
    Account Value after market decline and Guaranteed Income Benefit
    payment.........................................................    $ 99,190

The Contractowner receives an amount equal to the Guaranteed Income Benefit.
The entire amount of the Guaranteed Income Benefit is deducted from the Account
Value.

The Guaranteed Income Benefit will automatically step up every year to 75% of the current Regular Income Payment, if that result is greater than the immediately prior Guaranteed Income Benefit. For nonqualified contracts, the step-up will occur annually on the first Valuation Date on or after each
Periodic Income Commencement Date anniversary starting on the first Periodic
Income Commencement Date anniversary. For qualified contracts, the step-up will occur annually on the Valuation Date of the first periodic income payment of each calendar year. The first step-up is the Valuation Date of the first periodic income payment in the next calendar year following the Periodic Income
Commencement Date.

The following example illustrates how the initial Guaranteed Income Benefit is calculated and how a step-up would increase the Guaranteed Income Benefit in a subsequent year. The percentage of the Account Value used to calculate the initial Guaranteed Income Benefit in this example is 4%. The example also assumes that the Account Value has increased due to positive investment returns resulting in a higher recalculated Regular Income Payment. See The Contracts -
i4LIFE (Reg. TM) Advantage-Regular Income Payments during the Access Period for a discussion of recalculation of the Regular Income Payment.

8/1/2014 Amount of initial Regular Income Payment...........................  $  4,801
8/1/2014 Account Value at election of Guaranteed Income Benefit.............  $100,000
8/1/2014 Initial Guaranteed Income Benefit (4% x $100,000 Account Value)....  $  4,000
8/1/2015 Recalculated Regular Income Payment................................  $  6,000
8/1/2015 Guaranteed Income Benefit after step-up (75% of $6,000)............  $  4,500

The Contractowner's Guaranteed Income Benefit was increased to 75% of the recalculated Regular Income Payment.

The next section describes certain guarantees in Living Benefit Riders relating to the election of the Guaranteed Income Benefit.

Lincoln Market Select (Reg. TM) Advantage. Contractowners who purchase Lincoln
Market Select (Reg. TM) Advantage are guaranteed the right, in the future, to elect i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit even if it is no longer available for purchase. They are also guaranteed that the Guaranteed
Income Benefit percentages and Access Period requirements will be at least as favorable as those available at the time they purchase Lincoln Market Select
(Reg. TM) Advantage.

If this election is made, you can use the greater of the Income Base under
Lincoln Market Select (Reg. TM) Advantage reduced by all Guaranteed Annual
Income payments since the last Automatic Annual Step-up or the Account Value to establish the Guaranteed Income Benefit under i4LIFE (Reg. TM) Advantage Select
Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base)
based on your age (or the age of the younger life under the joint life option)
at the time the Guaranteed Income Benefit is elected. The initial Guaranteed
Income Benefit will be lower if you took your first withdrawal (either a
Guaranteed Annual Income withdrawal or Excess Withdrawal) or elected i4LIFE
(Reg. TM) Advantage Guaranteed Income Benefit prior to the third Benefit Year anniversary of the Lincoln Market Select (Reg. TM) Advantage rider.

The initial Guaranteed Income Benefit percentage applicable to new Lincoln
Market Select (Reg. TM) Advantage rider elections is determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the percentage may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions. This percentage structure is intended to help us provide the guarantees under the rider. This initial Guaranteed Income
Benefit percentage for new rider elections may be higher or lower than the percentage for existing Contractowners that have elected the rider, but your
Guaranteed Income Benefit percentage will not change as a result.

The initial Guaranteed Income Benefit percentage applicable to new Lincoln
Market Select (Reg. TM) Advantage rider elections is set forth in a supplement to this prospectus, called a Rate Sheet. The Rate Sheet indicates the
Guaranteed Income Benefit percentage, its effective period, and the date by which your application or rider election form must be signed and dated for a contract to be issued with that percentage. The percentages may change with each Rate Sheet and may be higher or lower than the percentages on the previous
Rate Sheet.

                                                                              59

At least 10 days before the end of the indicated effective period, the
Guaranteed Income Benefit percentage for the next effective period will be disclosed in a new Rate Sheet. In order to get the percentage indicated in a
Rate Sheet, your application or rider election form must be signed and dated on or before the last day of the effective period noted in that Rate Sheet. For new Contractowners, the current Rate Sheet will be included with the prospectus. For existing Contractowners, current Rate Sheets will be mailed to you with your quarterly statement. You can also obtain the most current Rate
Sheet by contacting your registered representative or online at
www.LincolnFinancial.com.

4LATER (Reg. TM) Select Advantage. Contractowners who elect 4LATER (Reg. TM)
Select Advantage and wish to transition to i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit are guaranteed the right, in the future, to elect
i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit, even if it is no longer available for purchase. They are also guaranteed that the Guaranteed
Income Benefit percentages and Access Period requirements will be at least as favorable as those available at the time they purchased 4LATER (Reg. TM) Select
Advantage.

If this election is made, you can use the greater of the Income Base under
4LATER (Reg. TM) Select Advantage or the Account Value to establish the
Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value (or Income Base)
based on your age (or the age of the younger life under a joint life option) at the time the Guaranteed Income Benefit is elected.

The initial Guaranteed Income Benefit percentage applicable to new rider elections is determined in our sole discretion based on current economic factors including interest rates and equity market volatility. Generally, the percentage may increase or decrease based on changes in equity market volatility, prevailing interest rates, or as a result of other economic conditions. This percentage structure is intended to help us provide the guarantees under the rider. This initial Guaranteed Income Benefit percentage for new rider elections may be higher or lower than the percentage for existing
Contractowners that have elected the rider, but your Guaranteed Income Benefit percentage will not change as a result.

The initial Guaranteed Income Benefit percentages applicable to new 4LATER
(Reg. TM) Select Advantage rider elections are set forth in a supplement to this prospectus, called a Rate Sheet. The Rate Sheet indicates the Guaranteed
Income Benefit percentage, its effective period, and the date by which your application or rider election form must be signed and dated for a contract to be issued with that rate. The percentages may change with each Rate Sheet and may be higher or lower than the percentages on the previous Rate Sheet.

At least 10 days before the end of the indicated effective period, the
Guaranteed Income Benefit percentage for the next effective period will be disclosed in a new Rate Sheet. In order to get the percentage indicated in a
Rate Sheet, your application or rider election form must be signed and dated on or before the last day of the effective period noted in that Rate Sheet. For new Contractowners, current Rate Sheets will be included in the prospectus. For existing Contractowners, current Rate Sheets will be mailed to you with your quarterly statement. You can also obtain the most current Rate Sheet by contacting your registered representative or online at
www.LincolnFinancial.com.

Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments. When you select the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, certain restrictions will apply to your contract:

     o A 3% AIR will be used to calculate the Regular Income Payments under
Select Guaranteed Income Benefit;

  o The minimum Access Period is the longer of 20 years or the difference between your age (nearest birthday) and age 90. We may change this Access
    Period requirement prior to election of the Guaranteed Income Benefit.
     o The maximum Access Period available is to age 115 for nonqualified contracts; to age 100 for qualified contracts.

If you choose to lengthen your Access Period (which must be increased by a minimum of 5 years), your Regular Income Payment will be reduced, but the
i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit will not be affected. If you choose to shorten your Access Period, the i4LIFE (Reg. TM)
Advantage Select Guaranteed Income Benefit will terminate.

The i4LIFE (Reg. TM) Advantage Select Guaranteed Income Benefit will terminate due to any of the following events:

     o the death of the Annuitant (or the later of the death of the Annuitant or Secondary Life if a joint payout was elected); or
     o a Contractowner requested decrease in the Access Period or a change to the Regular Income Payment frequency; or
     o upon written notice from the Contractowner to us; or
     o assignment of the contract; or
     o failure to comply with Investment Requirements.

A termination due to a decrease in the Access Period, a change in the Regular
Income Payment frequency, or upon written notice from the Contractowner will be effective as of the Valuation Date on the next Periodic Income Commencement
Date anniversary. Termination will be only for the i4LIFE (Reg. TM) Advantage
Select Guaranteed Income Benefit and not the i4LIFE (Reg. TM) Advantage
election, unless otherwise specified. However, if you used the greater of the
Account Value or Income Base under your previous Living Benefit Rider to establish the Guaranteed Income Benefit, any termination of the Guaranteed
Income Benefit will also result in a termination of the i4LIFE (Reg. TM)
Advantage election. If you terminate the i4LIFE (Reg. TM) Advantage Guaranteed
Income Benefit you may be able to re-elect it, if available, after one year.
The election will be treated as a new purchase, subject to the terms and charges in effect at the time of election and the i4LIFE (Reg. TM) Advantage
Regular Income Payment will be recalculated. The i4LIFE (Reg. TM) Advantage
Guaranteed Income Benefit will be based on the Account Value at the time of the election.


Availability. The Guaranteed Income Benefit is available with nonqualified and qualified (IRAs and Roth IRAs) contracts. The Contractowner must be under age
96 for nonqualified contracts and under age 81 for qualified contracts at the time this rider is elected.

Withdrawals. You may request a withdrawal at any time prior to or during the
Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent Regular Income Payments and Guaranteed Income Benefit payments, if applicable, will be recalculated. The Guaranteed Income Benefit is reduced proportionately. Withdrawals may have tax consequences. See Federal Tax
Matters.

The following example demonstrates the impact of a withdrawal on the Regular
Income Payments and the Guaranteed Income Benefit payments:

        i4LIFE (Reg. TM) Regular Income Payment before additional withdrawal.....    $  1,200
        Guaranteed Income Benefit before additional withdrawal...................    $    900
        Account Value at time of additional withdrawal...........................    $150,000
        Additional withdrawal....................................................    $ 15,000   (a 10% withdrawal)

     Reduction in Guaranteed Income Benefit for additional withdrawal = $900 x
10% = $90
     Guaranteed Income Benefit after additional withdrawal = $900 - $90 = $810

Surrender. At any time prior to or during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further Regular Income Payments will be made.

Termination. You may terminate i4LIFE (Reg. TM) Advantage prior to the end of the Access Period by notifying us in writing. The termination will be effective on the next Valuation Date after we receive the notice.

For IRA annuity contracts, upon termination, the i4LIFE (Reg. TM) Advantage charge will end and the Separate Account Annual Expenses for the Death Benefit
you have elected will resume. Your Contract Value upon termination will be equal to the Account Value on the Valuation Date we terminate i4LIFE (Reg. TM)
Advantage.

For nonqualified contracts, your i4LIFE (Reg. TM) Advantage Death Benefit will terminate, and the Account Value Death Benefit will be in effect. The i4LIFE
(Reg. TM) Advantage charge will end, and the charge for the Account Value Death
Benefit will begin. All earnings in the contract will be subject to income taxation in the year of the termination. A termination will be treated as a surrender for income tax purposes. If you choose to keep your underlying contract in force, this transaction will be treated as a repurchase for purposes of calculating future income taxes. Your Contract Value upon termination will be equal to the Account Value on the Valuation Date we terminate i4LIFE (Reg. TM) Advantage.

Annuity Payouts
When you apply for a contract, you may select any Annuity Commencement Date permitted by law, which is usually on or before the Annuitant's 99th birthday.
Your financial professional may recommend that you annuitize at an earlier age.
As an alternative, Contractowners with Lincoln Market Select (Reg. TM)
Advantage may elect to annuitize their Income Base under the Guaranteed Annual
Income Amount Annuity Payout Option.

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the Contract
Value may be used to purchase an Annuity Payout option.

You may elect Annuity Payouts in monthly, quarterly, semiannual or annual installments. If the payouts from any Subaccount would be or become less than
$50, we have the right to reduce their frequency until the payouts are at least
$50 each. Following are explanations of the annuity options available.

Annuity Options

The annuity options outlined below do not apply to Contractowners who have elected i4LIFE (Reg. TM) Advantage, any version of i4LIFE (Reg. TM) Guaranteed
Income Benefit or the Guaranteed Annual Income Amount Annuity Payout Option.

Life Annuity. This option offers a periodic payout during the lifetime of the
Annuitant and ends with the last payout before the death of the Annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a Death Benefit for Beneficiaries.
However, there is the risk under this option that the recipient would receive no payouts if the Annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

                                                                              61

Life Annuity with Payouts Guaranteed for Designated Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the Annuitant. The designated period is selected by the Contractowner.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the Annuitant and a designated joint Annuitant. The payouts continue during the lifetime of the survivor. However, under a joint life annuity, if both Annuitants die before the date set for the first payout, no payouts will be made. Only one payment would be made if both deaths occur before the second scheduled payout, and so on.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the Annuitant and a designated joint Annuitant.
The payouts continue during the lifetime of the survivor. The designated period is selected by the Contractowner.

Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the Annuitant and a designated joint
Annuitant. When one of the joint Annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the Annuitant and a joint Annuitant. When one of the joint Annuitants dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the Annuitants die during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the Annuitant with the guarantee that upon death a payout will be made of the value of the number of Annuity Units (see Variable Annuity Payouts)
equal to the excess, if any, of:
o the total amount applied under this option divided by the Annuity Unit value for the date payouts begin, minus
o the Annuity Units represented by each payout to the Annuitant multiplied by the number of payouts paid before death.

The value of the number of Annuity Units is computed on the date the death claim is approved for payment by the Home Office.

Life Annuity with Cash Refund. Fixed annuity benefit payments that will be made for the lifetime of the Annuitant with the guarantee that upon death, should
(a) the total dollar amount applied to purchase this option be greater than (b)
the fixed annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death, then a refund payment equal to the dollar amount of (a) minus (b) will be made.

Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an Annuity Payout option as a method of paying the Death Benefit to a Beneficiary. If you do, the Beneficiary cannot change this payout option.
You may change or revoke in writing to our Home Office, any such selection, unless such selection was made irrevocable. If you have not already chosen an
Annuity Payout option, the Beneficiary may choose any Annuity Payout option. At death, options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable.

General Information

Any previously selected Death Benefit in effect before the Annuity Commencement
Date will no longer be available on and after the Annuity Commencement Date.
You may change the Annuity Commencement Date, change the annuity option or change the allocation of the investment among Subaccounts up to 30 days before the scheduled Annuity Commencement Date, upon written notice to the Home
Office. You must give us at least 30 days' notice before the date on which you want payouts to begin. We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

Unless you select another option, the contract automatically provides for a life annuity with Annuity Payouts guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the Annuitant's death (or surviving Annuitant's death in case of joint life Annuity) will be paid to you or your Beneficiary as payouts become due after we are in receipt of:
o proof, satisfactory to us, of the death;
o written authorization for payment; and
o all claim forms, fully completed.

Variable Annuity Payouts

Variable Annuity Payouts will be determined using:
o The Contract Value on the Annuity Commencement Date, less applicable premium taxes;
o The annuity tables contained in the contract;
o The annuity option selected; and

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o The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of Annuity Units equal to the first periodic payout divided by the Annuity Unit value; and

3. Calculate the value of the Annuity Units each period thereafter.

Annuity Payouts assume an investment return of 3%, 4%, 5% or 6% per year, as applied to the applicable mortality table. Some of these assumed interest rates may not be available in your state; therefore, please contact the Home Office or your financial professional. You may choose your assumed interest rate at the time you elect a variable Annuity Payout on the administrative form provided by us. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to increase, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.

Fixed Side of the Contract
You may allocate Purchase Payments to the fixed side of the contract, if available. Allocations made to the fixed side of the contract are added to your
Contract Value. Certain charges related to the contract and the charges for the
Living Benefit Riders are deducted from your Contract Value. Therefore, a portion of those charges may be deducted from the fixed account. See the
Charges and Other Deductions section of this prospectus for more information.
Since amounts in the fixed account make up part of your Contract Value, those amounts may be used to calculate benefits under the Living Benefit Riders. See the Living Benefit Riders section in this prospectus for more information.

Purchase Payments and Contract Value allocated to the fixed side of the contract become part of our general account, and do not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the Indiana Department of Insurance as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, we have not registered interests in the general account as a security under the Securities Act of 1933 and have not registered the general account as an investment company under the
1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

We guarantee an annual effective interest rate of not less than 1.50% per year on amounts held in a fixed account.

ANY INTEREST IN EXCESS OF 1.50% (OR THE GUARANTEED MINIMUM INTEREST RATE STATED
IN YOUR CONTRACT) WILL BE DECLARED IN ADVANCE AT OUR SOLE DISCRETION.
CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF THE MINIMUM INTEREST
RATE WILL BE DECLARED.

Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting Purchase Payments or transfers into the fixed side of the contract at any time. At this time, the fixed account is available for dollar cost averaging only. Please contact your financial professional for further information.

Small Contract Surrenders

We may surrender your contract, in accordance with the laws of your state if:
o your Contract Value drops below certain state specified minimum amounts
  ($1,000 or less) for any reason, including if your Contract Value decreases due to the performance of the Subaccounts you selected;
o no Purchase Payments have been received for two (2) full, consecutive
Contract Years; and
o the annuity benefit at the Annuity Commencement Date would be less than
  $20.00 per month (these requirements may differ in some states).

At least 60 days before we surrender your contract, we will send you a letter at your last address we have on file, to inform you that your contract will be surrendered. You will have the opportunity to make additional Purchase Payments to bring your Contract Value above the minimum level to avoid surrender. We will not surrender your contract if you are receiving guaranteed payments from us under one of the Living Benefit Riders.

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Delay of Payments

Contract proceeds from the VAA will be paid within seven days, except:
o when the NYSE is closed (other than weekends and holidays);
o times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or
o when the SEC so orders to protect Contractowners.

If, pursuant to SEC rules, an underlying money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we will delay payment of any transfer, partial withdrawal, surrender, loan, or Death Benefit from the money market sub-account until the fund is liquidated. Payment of contract proceeds from the fixed account may be delayed for up to six months.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a Purchase Payment and/or deny payment of a request for transfers, withdrawals, surrenders, or Death Benefits, until instructions are received from the appropriate regulator. We also may be required to provide additional information about a Contractowner's account to government regulators.

Reinvestment Privilege

You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal .

This election must be made by your written authorization to us on an approved
Lincoln reinvestment form and received in our Home Office within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this prospectus. In the case of a qualified retirement plan, a representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this prospectus are designed. The number of Accumulation
Units which will be credited when the proceeds are reinvested will be based on the value of the Accumulation Unit(s) on the next Valuation Date. This computation will occur following receipt of the proceeds and request for reinvestment at the Home Office. You may utilize the reinvestment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions (and a Form 1099 may be issued, if applicable). Any taxable distribution that is reinvested may still be reported as taxable. You should consult a tax adviser before you request a surrender/withdrawal or subsequent reinvestment purchase.

Distribution of the Contracts
Lincoln Financial Distributors, Inc. ("LFD") serves as Principal Underwriter of this contract. LFD is affiliated with Lincoln Life and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA. Applications for the contracts will be accepted at our Home
Office. The Principal Underwriter has also entered into selling agreements with
Lincoln Financial Advisors Corporation, and/or Lincoln Financial Securities
Corporation (collectively "LFN"), each an affiliate of ours. While the
Principal Underwriter has the legal authority to make payments to LFN, we will make such payments on behalf of the Principal Underwriter in compliance with appropriate regulations. We also pay on behalf of LFD certain of its operating expenses related to the distribution of this and other of our contracts. The following paragraphs describe how payments are made by us and the Principal
Underwriter to various parties. We pay LFD a wholesaling allowance for distribution of the contracts.

Compensation Paid to LFN. No commissions are paid to LFN in connection with the sale of this contract. However, Lincoln Life pays for the operating and other expenses of LFN, including the following sales expenses: registered representative training allowances; compensation and bonuses for LFN's management team; advertising expenses; and all other expenses of distributing the contracts. LFN registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements. In addition, LFN registered representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the contracts that are sold through LFN may help LFN registered representatives and/or their managers qualify for such benefits. LFN registered representatives and their managers may receive other payments from us for services that do not directly involve the sale of the contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

Incentives or payments described above are not charged directly to contract owners or the VAA. All compensation is paid from our resources, which include fees and charges imposed on your contract.

Contractowner Questions

The obligations to purchasers under the contracts are those of Lincoln Life.
This prospectus provides a general description of the material features of the contract. Contracts, endorsements and riders may vary as required by state law.
Questions about your contract should be directed to us at 1-877-534-8255.


Federal Tax Matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules found in the Internal Revenue Code
("Code"), Treasury Regulations and applicable IRS guidance to your individual situation.

Nonqualified Annuities

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the Code. We may not offer nonqualified annuities for all of our annuity products.

Tax Deferral On Earnings

Under the Code, you are generally not subject to tax on any increase in your
Contract Value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:
o An individual must own the contract (or the Code must treat the contract as owned by an individual).
o The investments of the VAA must be "adequately diversified" in accordance with Treasury regulations.
o Your right to choose particular investments for a contract must be limited.
o The Annuity Commencement Date must not occur near the end of the Annuitant's life expectancy.

Contracts Not Owned By An Individual

If a contract is owned by an entity (rather than an individual) the Code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the Contract Value over the Purchase Payments for the contract.
Examples of contracts where the owner pays current tax on the contract's earnings, if applicable, are contracts issued to a corporation or a trust. Some exceptions to the rule are:
o Contracts in which the named owner is a trust or other entity that holds the contract as an agent for an individual; however, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees;
o Immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase and substantially equal periodic payments are made, not less frequently than annually, during the Annuity Payout period;
o Contracts acquired by an estate of a decedent;
o Certain qualified contracts;
o Contracts purchased by employers upon the termination of certain qualified plans; and
o Certain contracts used in connection with structured settlement agreements.

Investments In The VAA Must Be Diversified

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." Treasury regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the
Contract Value over the contract Purchase Payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the Treasury regulations so that the VAA will be considered "adequately diversified."

Restrictions

The Code limits your right to choose particular investments for the contract.
Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate Contract Values among the Subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income and gains, if applicable, from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent in an attempt to prevent you from being considered as the owner of the assets of the VAA for purposes of the Code.

Loss Of Interest Deduction

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity may lose a portion of its deduction for otherwise deductible interest expenses.
However, this rule does not apply to a contract

                                                                              65
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owned by an entity engaged in a trade or business that covers the life of one individual who is either (i) a 20% Owner of the entity, or (ii) an officer, director, or employee of the trade or business, at the time first covered by the contract. This rule also does not apply to a contract owned by an entity engaged in a trade or business that covers the joint lives of the 20% Owner or the entity and the Owner's spouse at the time first covered by the contract.

Age At Which Annuity Payouts Begin

The Code does not expressly identify a particular age by which Annuity Payouts must begin. However, those rules do require that an annuity contract provide for amortization, through Annuity Payouts, of the contract's Purchase Payments and earnings. As long as annuity payments begin or are scheduled to begin on a date on which the Annuitant's remaining life expectancy is enough to allow for a sufficient Annuity Payout period, the contract should be treated as an annuity. If the annuity contract is not treated as an annuity, you would be currently taxed on the excess of the Contract Value over the Purchase Payments of the contract.

Tax Treatment Of Payments

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity under the Code and that any increase in your Contract Value will not be taxed until there is a distribution from your contract.

Taxation Of Withdrawals And Surrenders

You will pay tax on withdrawals to the extent your Contract Value exceeds your
Purchase Payments in the contract. This income (and all other income from your contract) is considered ordinary income (and does not receive capital gains treatment and is not qualified dividend income). A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your Purchase Payments. In certain circumstances, your Purchase Payments are reduced by amounts received from your contract that were not included in income. Surrender and reinstatement of your contract will generally be taxed as a withdrawal. If your contract has a Living
Benefit Rider, and if the guaranteed amount under that rider immediately before a withdrawal exceeds your Contract Value, the Code may require that you include those additional amounts in your income. Please consult your tax adviser.

Taxation Of Annuity Payouts, Including Regular Income Payments

The Code imposes tax on a portion of each Annuity Payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your Purchase
Payments in the contract. We will notify you annually of the taxable amount of your Annuity Payout. Once you have recovered the total amount of the Purchase
Payment in the contract, you will pay tax on the full amount of your Annuity
Payouts. If Annuity Payouts end because of the Annuitant's death and before the total amount in the contract has been distributed, the amount not received will generally be deductible. If withdrawals, other than Regular Income Payments, are taken from i4LIFE (Reg. TM) Advantage during the Access Period, they are taxed subject to an exclusion ratio that is determined based on the amount of the payment.

Taxation Of Death Benefits

We may distribute amounts from your contract because of the death of a
Contractowner or an Annuitant. The tax treatment of these amounts depends on whether the Contractowner or the Annuitant dies before or after the Annuity
Commencement Date.

Death prior to the Annuity Commencement Date:
o If the Beneficiary receives Death Benefits under an Annuity Payout option, they are taxed in the same manner as Annuity Payouts.
o If the Beneficiary does not receive Death Benefits under an Annuity Payout option, they are taxed in the same manner as a withdrawal.

Death after the Annuity Commencement Date:
o If Death Benefits are received in accordance with the existing Annuity Payout option following the death of a Contractowner who is not the Annuitant, they are excludible from income in the same manner as the Annuity Payout prior to the death of the Contractowner.
o If Death Benefits are received in accordance with the existing Annuity Payout option following the death of the Annuitant (whether or not the Annuitant is also the Contractowner), the Death Benefits are excludible from income if they do not exceed the Purchase Payments not yet distributed from the contract. All Annuity Payouts in excess of the Purchase Payments not previously received are includible in income.
o If Death Benefits are received in a lump sum, the Code imposes tax on the amount of Death Benefits which exceeds the amount of Purchase Payments not previously received.

Additional Taxes Payable On Withdrawals, Surrenders, Or Annuity Payouts

The Code may impose a 10% additional tax on any distribution from your contract which you must include in your gross income. The 10% additional tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders, or Annuity Payouts that:


o you receive on or after you reach 591/2,
o you receive because you became disabled (as defined in the Code),
o you receive from an immediate annuity,
o a Beneficiary receives on or after your death, or
o you receive as a series of substantially equal periodic payments based on your life or life expectancy (non-natural owners holding as agent for an individual do not qualify).

Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the
Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income", or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Unearned income includes the taxable portion of distributions that you take from your annuity contract. The tax is effective for tax years after December 31, 2012. If you take a distribution from your contract that may be subject to the tax, we will include a Distribution Code "D" in Box 7 of the Form 1099-R issued to report the distribution. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Special Rules If You Own More Than One Annuity Contract

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an Annuity
Payout, a surrender, or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an Annuity
Payout that you must include in income and the amount that might be subject to the additional tax described previously.

Loans and Assignments

Except for certain qualified contracts, the Code treats any amount received as a loan under your contract, and any assignment or pledge (or agreement to assign or pledge) of any portion of your Contract Value, as a withdrawal of such amount or portion.

Gifting A Contract

If you transfer ownership of your contract to a person other than to your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your Contract Value to the extent it exceeds your Purchase Payments not previously received. The new owner's Purchase Payments in the contract would then be increased to reflect the amount included in income.

Charges for Additional Benefits

Your contract automatically includes a basic Death Benefit and may include other optional riders. Certain enhancements to the basic Death Benefit may also be available to you. The cost of the basic Death Benefit and any additional benefit are deducted from your contract. It is possible that the tax law may treat all or a portion of the Death Benefit and other optional rider charges, if any, as a contract withdrawal.

Special Considerations for Same-Sex Spouses

The U.S. Supreme Court recently held same-sex spouses who have been married under state law will now be treated as spouses for purposes of federal law. You are strongly encouraged to consult a tax advisor before electing spousal rights under the contract.

Qualified Retirement Plans

We have designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the Code. Contracts issued to or in connection with a qualified retirement plan are called
"qualified contracts." We issue contracts for use with various types of qualified retirement plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this prospectus does not attempt to provide more than general information about the use of the contract with the various types of qualified retirement plans. Persons planning to use the contract in connection with a qualified retirement plan should obtain advice from a competent tax adviser.

Types of Qualified Contracts and Terms of Contracts

Qualified retirement plans may include the following:
o Individual Retirement Accounts and Annuities ("Traditional IRAs")
o Roth IRAs
o Traditional IRA that is part of a Simplified Employee Pension Plan ("SEP")
o SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)

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o 401(a) / (k) plans (qualified corporate employee pension and profit-sharing plans)
o 403(a) plans (qualified annuity plans)
o 403(b) plans (public school system and tax-exempt organization annuity plans)
o H.R. 10 or Keogh Plans (self-employed individual plans)
o 457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)

Our individual variable annuity products are not available for use with any of the foregoing qualified retirement plan accounts, with the exception of
Traditional IRA, SEP IRA, and Roth IRA arrangements. We will amend contracts to be used with a qualified retirement plan as generally necessary to conform to the Code's requirements for the type of plan. However, the rights of a person to any qualified retirement plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the contract, unless we consent.

Tax Treatment of Qualified Contracts

The Federal income tax rules applicable to qualified retirement plans and qualified contracts vary with the type of plan and contract. For example:
o Federal tax rules limit the amount of Purchase Payments that can be made, and the tax deduction or exclusion that may be allowed for the Purchase
  Payments. These limits vary depending on the type of qualified retirement plan and the participant's specific circumstances (e.g., the participant's compensation).
o Minimum annual distributions are required under some qualified retirement plans once you reach age 701/2 or retire, if later as described below.
o Loans are allowed under certain types of qualified retirement plans, but
  Federal income tax rules prohibit loans under other types of qualified retirement plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth
  IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan's duration, the rate of interest, and the manner of repayment. Your contract or plan may not permit loans.

Please note that qualified retirement plans such as 403(b) plans, 401(k) plans and IRAs generally defer taxation of contributions and earnings until distribution. As such, an annuity does not provide any additional tax deferral benefit beyond the qualified retirement plan itself.

Tax Treatment of Payments

The Federal income tax rules generally include distributions from a qualified contract in the participant's income as ordinary income. These taxable distributions will include Purchase Payments that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for
Purchase Payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Required Minimum Distributions

Under most qualified plans, you must begin receiving payments from the contract in certain minimum amounts by April 1 of the year following the year you attain age 701/2 or retire, if later. You are required to take distributions from your traditional IRAs by April 1 of the year following the year you reach age 701/2.
If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax equals 50% of the amount by which a required minimum distribution exceeds the actual distribution from the qualified plan.

Treasury regulations applicable to required minimum distributions include a rule that may impact the distribution method you have chosen and the amount of your distributions. Under these regulations, the presence of an enhanced Death
Benefit, or other benefit which could provide additional value to your contract, may require you to take additional distributions. An enhanced Death
Benefit is any Death Benefit that has the potential to pay more than the
Contract Value or a return of Purchase Payments. Annuity contracts inside
Custodial or Trusteed IRAs will also be subject to these regulations. Please contact your tax adviser regarding any tax ramifications.

Additional Tax on Early Distributions from Qualified Retirement Plans

The Code may impose a 10% additional tax on an early distribution from a qualified contract that must be included in income. The Code does not impose the additional tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, the 10% additional tax will not apply to any of the following withdrawals, surrenders, or Annuity Payouts:
o Distribution received on or after the Annuitant reaches 591/2,


o Distribution received on or after the Annuitant's death or because of the
Annuitant's disability (as defined in the Code),
o Distribution received as a series of substantially equal periodic payments based on the Annuitant's life (or life expectancy), or
o Distribution received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified retirement plans. However, the specific requirements of the exception may vary.

Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the
Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income", or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Distributions that you take from your contract are not included in the calculation of unearned income because your contract is a qualified plan contract. However, the amount of any such distribution is included in determining whether you exceed the modified adjusted gross income threshold. The tax is effective for tax years after
December 31, 2012. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Transfers and Direct Rollovers

As a result of Economic Growth and Tax Relief Reconciliation Act of 2001
(EGTRRA), you may be able to move funds between different types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able to rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b)
non-governmental tax-exempt plans. The Pension Protection Act of 2006 (PPA)
permits direct conversions from certain qualified, 403(b) or 457(b) plans to
Roth IRAs (effective for distributions after 2007). There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers of after-tax amounts). If the applicable rules are not followed, you may incur adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribution, we will provide a notice explaining tax withholding requirements
(see Federal Income Tax Withholding). We are not required to send you such notice for your IRA. You should always consult your tax adviser before you move or attempt to move any funds.

The IRS issued Announcement 2014-32 confirming its intent to apply the one-rollover-per-year limitation of 408(d)(3)(B) on an aggregate basis to all
IRAs that an individual owns. This means that an individual cannot make a tax-free IRA-to-IRA rollover if he or she has made such a rollover involving any of the individual's IRAs in the current tax year. If an intended rollover does not qualify for tax-free rollover treatment, contributions to your IRA may constitute excess contributions that may exceed contribution limits. This one-rollover-per-year limitation does not apply to direct trustee-to-trustee transfers.

Death Benefit and IRAs

Pursuant to IRS regulations, IRAs may not invest in life insurance contracts.
We do not believe that these regulations prohibit the Death Benefit from being provided under the contract when we issue the contract as a Traditional or Roth
IRA. However, the law is unclear and it is possible that the presence of the
Death Benefit under a contract issued as a Traditional or Roth IRA could result in increased taxes to you. Certain Death Benefit options may not be available for all of our products.

Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or Annuity Payout is requested, we will give you an explanation of the withholding requirements.

Certain payments from your contract may be considered eligible rollover distributions (even if such payments are not being rolled over). Such distributions may be subject to special tax withholding requirements. The
Federal income tax withholding rules require that we withhold 20% of the eligible rollover distribution from the payment amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts.
The IRS requires that tax be withheld, even if you have requested otherwise.
Such tax withholding requirements are generally applicable to 401(a), 403(a) or
(b), HR 10, and 457(b) governmental plans and contracts used in connection with these types of plans.

Our Tax Status

Under the Code, we are not required to pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any
Federal income tax liability on the income and gains earned by the VAA.
However, the Company does expect, to the extent permitted under the Code, to claim the benefit of the foreign tax credit as the owner of the assets of the
VAA. Therefore, we do not impose a charge for Federal income taxes. If there are any changes in the Code that require us to pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

                                                                              69

Changes in the Law

The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

Additional Information

Voting Rights
As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of Contractowners who have interests in any Subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, fractional shares will be recognized.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a "quorum"), and the percentage of such shares present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the VAA are owned by us, and because under the 1940 Act we will vote all such shares in the same proportion as the voting instructions which we receive, it is important that each Contractowner provide their voting instructions to us. For funds un-affiliated with Lincoln, even though Contractowners may choose not to provide voting instruction, the shares of a fund to which such Contractowners would have been entitled to provide voting instruction will be voted by us in the same proportion as the voting instruction which we actually receive. For funds affiliated with Lincoln, shares of a fund to which such Contractowners would have been entitled to provide voting instruction will, once we receive a sufficient number of instructions we deem appropriate to ensure a fair representation of Contractowners eligible to vote, be voted by us in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of Contractowners could determine the outcome of matters subject to shareholder vote. All shares voted by us will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met. Voting instructions to abstain on any item to be voted on will be applied proportionately to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, we will provide or make available to each person having a voting interest in a Subaccount proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln Life may vote fund shares. See Investments of the Variable Annuity Account - Fund Shares.

Return Privilege

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to The Lincoln
National Life Insurance Company at PO Box 2348, Fort Wayne, IN 46801-2348. A
contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the Contract Value as of the Valuation Date on which we receive the cancellation request, plus any premium taxes which had been deducted. No Interest Adjustment will apply. A purchaser who participates in the VAA is subject to the risk of a market loss on the Contract Value during the free-look period.

For contracts written in those states whose laws require that we assume this market risk during the free-look period, a contract may be canceled, subject to the conditions explained before, except that we will return the greater of the
Purchase Payment(s) or Contract Value as of the Valuation Date we receive the cancellation request, plus any premium taxes that had been deducted. IRA purchasers will also receive the greater of Purchase Payments or Contract Value as of the Valuation Date on which we receive the cancellation request.

State Regulation

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana
Commissioner of Insurance. Our books and accounts are subject to review and examination by the Indiana Department of Insurance at all times. A full examination of our operations is conducted by that Department at least every five years.

Records and Reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with The Bank of New York Mellon, One Mellon
Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Home Office, at least semi-annually after the first Contract
Year, reports containing information required by that Act or any other applicable law or regulation.


A written confirmation of each transaction will be mailed to you on the next
Valuation Date, except for the following transactions, which are mailed quarterly:
o deduction of any account fee or rider charges;
o any rebalancing event under Investment Requirements or the portfolio rebalancing service;
o any transfer or withdrawal under any applicable additional service: dollar cost averaging or AWS; and
o Regular Income Payments from i4LIFE (Reg. TM) Advantage.

Cyber Security

We rely heavily on interconnected computer systems and digital data to conduct our variable products business. Because our business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyber-attacks affecting us, any third-party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, systems failures and cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate Accumulation Unit value, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract due to cyber-attacks or information security breaches in the future.

Other Information

You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports electronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Internet Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the
Internet Service Center, or contacting us. To learn more about this service, please log on to www.LincolnFinancial.com, select service centers and continue on through the Internet Service Center.

Legal Proceedings
In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal
Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is reasonably possible that an adverse outcome in certain matters could be material to the Company's operating results for any particular reporting period. Please refer to the Statement of
Additional Information for possible additional information regarding legal proceedings.

                                                                              71

Contents of the Statement of Additional Information (SAI) for Lincoln Life
Variable Annuity Account N

Item

Special Terms
Services
Principal Underwriter
Purchase of Securities Being Offered
Annuity Payouts
Examples of Regular Income Payment Calculations
Determination of Accumulation and Annuity Unit Value
Capital Markets
Advertising & Ratings
About the S&P 500 Index
Unclaimed Property
Additional Services
Other Information
Financial Statements

For a free copy of the SAI complete the form below:

                Statement of Additional Information Request Card
                      Lincoln InvestmentSolutionsSM (RIA)
                    Lincoln Life Variable Annuity Account N

............................................................................................
Please send me a free copy of the current Statement of Additional Information for Lincoln
  Life Variable Annuity Account N Lincoln
InvestmentSolutionsSM (RIA).

                                 (Please Print)

Name: -------------------------------------------------------------------------

Address: ----------------------------------------------------------------------

City --------------------------------------------------- State ---------
Zip ---------

Mail to The Lincoln National Life Insurance Company, PO Box 2348, Fort Wayne,
IN 46801-2348.


Lincoln InvestmentSolutionsSM (RIA)
Lincoln Life Variable Annuity Account N (Registrant)

The Lincoln National Life Insurance Company (Depositor)

Statement of Additional Information (SAI)
This SAI should be read in conjunction with the Lincoln InvestmentSolutionsSM
(RIA) prospectus of Lincoln Life Variable Annuity Account N dated XX XX, 2016.
You may obtain a copy of the Lincoln InvestmentSolutionsSM (RIA) prospectus on request and without charge. Please write Lincoln Life Customer Service, The
Lincoln National Life Insurance Company, PO Box 2348, Fort Wayne, IN 46802, or
call 1-877-534-8255.

Table of Contents

Item                                             Page

Special Terms                                   B-2
Services                                        B-2
Principal Underwriter                           B-2
Purchase of Securities Being Offered            B-2
Annuity Payouts                                 B-2
Examples of Regular Income Payment
Calculations                                    B-3
Determination of Accumulation and Annuity Unit
Value                                           B-4

Item                                            Page

Capital Markets                                 B-4
Advertising & Ratings                           B-4
About the S&P 500 Index                         B-4
Unclaimed Property                              B-5
Additional Services                             B-5
Other Information                               B-6
Financial Statements                            B-6

This SAI is not a prospectus.
The date of this SAI is XX XX, 2016.

Special Terms
The special terms used in this SAI are the ones defined in the prospectus.

Services

Independent Registered Public Accounting Firm
Ernst & Young LLP, independent registered public accounting firm, One Commerce
Square, 2005 Market Street, Suite 700, Philadelphia, Pennsylvania, 19103, has
audited a) the financial statements of the Lincoln Life Variable Annuity
Account N as of December 31, 2015 and for the year then ended and the statement of changes in net assets for each of the years in the two year period ended
December 31, 2015; and b) the consolidated financial statements of The Lincoln
National Life Insurance Company as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015, which are included in this SAI and Registration Statement. The aforementioned financial statements are included herein in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

Keeper of Records

All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by us or by third parties responsible to
Lincoln Life. We have entered into an agreement with The Bank of New York
Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania,
15258, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by us for this service.

Principal Underwriter
Lincoln Financial Distributors, Inc. ("LFD"), an affiliate of Lincoln Life, serves as principal underwriter (the "Principal Underwriter") for the contracts, as described in the prospectus. The Principal Underwriter offers the contracts to the public on a continuous basis and anticipates continuing to offer the contracts, but reserves the right to discontinue the offering.
Applications for the contracts are accepted at our Home Office. The Principal
Underwriter also offers the contracts through registered representatives who are associated with Lincoln Financial Advisors Corporation and/or Lincoln
Financial Securities Corporation (collectively, "LFN"), our affiliates. LFD, acting as Principal Underwriter, paid $619,961,766, $606,129,776 and
$561,689,144 to LFN and Selling Firms in 2013, 2014 and 2015 respectively, as sales compensation with respect to all the contracts offered under the VAA. The
Principal Underwriter retained no underwriting commissions for the sale of the contracts.

Purchase of Securities Being Offered
The variable annuity contracts are offered to the public through investment professionals who offer investment advice for a fee. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the prospectus under the section of Charges and Other Deductions, any applicable account fee may be reduced or waived.

Both before and after the annuity commencement date, there are exchange privileges between subaccounts, and from the VAA to the general account (if available) subject to restrictions set out in the prospectus. See The
Contracts, in the prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.

Annuity Payouts

Variable Annuity Payouts
Variable Annuity Payouts will be determined on the basis of:
o the dollar value of the contract on the Annuity Commencement Date less any applicable premium tax;
o the annuity tables contained in the contract;
o the type of annuity option selected; and
o the investment results of the fund(s) selected.

In order to determine the amount of variable Annuity Payouts, we make the following calculation:
o first, we determine the dollar amount of the first payout;
o second, we credit the contract with a fixed number of Annuity Units based on the amount of the first payout; and

                                                                             B-2

o third, we calculate the value of the Annuity Units each period thereafter.

These steps are explained below.

The dollar amount of the first periodic variable Annuity Payout is determined by applying the total value of the Accumulation Units credited under the contract valued as of the Annuity Commencement Date (less any premium taxes) to the annuity tables contained in the contract. The first variable Annuity Payout will be paid 14 days after the Annuity Commencement Date. This day of the month will become the day on which all future Annuity Payouts will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity
Mortality Tables, modified, with an assumed investment return at the rate of
3%, 4%, 5% or 6% per annum, depending on the terms of your contract. The first
Annuity Payout is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the Annuitant at the Annuity Commencement
Date. The assumed interest rate is the measuring point for subsequent Annuity
Payouts. If the actual net investment rate (annualized) exceeds the assumed interest rate, the payout will increase at a rate equal to the amount of such excess.

Conversely, if the actual rate is less than the assumed interest rate, Annuity
Payouts will decrease. If the assumed rate of interest were to be increased,
Annuity Payouts would start at a higher level but would decrease more rapidly or increase more slowly.

We may use sex-distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law.

At an Annuity Commencement Date, the contract is credited with Annuity Units for each Subaccount on which variable Annuity Payouts are based. The number of
Annuity Units to be credited is determined by dividing the amount of the first periodic payout by the value of an Annuity Unit in each Subaccount selected.
Although the number of Annuity Units is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying the
Contractowner's fixed number of Annuity Units in each Subaccount by the appropriate Annuity Unit value for the Valuation Date ending 14 days prior to the date that payout is due.

The value of each Subaccount's Annuity Unit will be set initially at $1.00. The
Annuity Unit value for each Subaccount at the end of any Valuation Date is determined by multiplying the Subaccount Annuity Unit value for the immediately preceding Valuation Date by the product of:
o The net investment factor of the Subaccount for the Valuation Period for which the Annuity Unit value is being determined, and
o A factor to neutralize the assumed investment return in the annuity table.

The value of the Annuity Units is determined as of a Valuation Date 14 days prior to the payment date in order to permit calculation of amounts of Annuity
Payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

Examples of Regular Income Payment Calculations
These examples will illustrate the impact of the length of the access period and the impact of a withdrawal on the Regular Income Payments. These examples assume that the investment return is the same as the assumed investment return
(AIR) to make the Regular Income Payment calculations simpler to understand.
The Regular Income Payments will vary based on the investment performance of the underlying funds.

         Annuitant............................ Male, Age 65
         Secondary Life....................... Female, Age 63
         Purchase Payment..................... $200,000.00
         Regular Income Payment Frequency..... Annual
         AIR.................................. 4.0%
         Hypothetical Investment Return....... 4.0%

                                               20-year Access Period    30-Year Access Period
         Regular Income Payment............... $ 10,493.94              $9,952.72

A 10% withdrawal from the Account Value will reduce the Regular Income Payments by 10% to $9,444.55 with the 20-year access period and $8,957.45 with the
30-year access period.

At the end of the 20-year access period, the remaining Account Value of
$113,236 (assuming no withdrawals) will be used to continue the $10,493.94
Regular Income Payment during the lifetime income period for the lives of the
Annuitant and Secondary Life. At the end of the 30-year access period, the remaining Account Value of $68,154 (assuming no withdrawals) will be used to continue the $9,952.72 Regular Income Payment during the lifetime income period for the lives of the Annuitant and Secondary Life. (Note: the Regular Income
Payments during the lifetime income period will vary with the investment performance of the underlying funds).

B-3

Determination of Accumulation and Annuity Unit Value
A description of the days on which Accumulation and Annuity Units will be valued is given in the prospectus. The New York Stock Exchange's (NYSE) most recent announcement (which is subject to change) states that it will be closed on weekends and on these holidays: New Year's Day, Martin Luther King Day,
President's Day, Good Friday, Memorial Day, Independence Day, Labor Day,
Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday. It may also be closed on other days.

Since the portfolios of some of the fund and series will consist of securities primarily listed on foreign exchanges or otherwise traded outside the United
States, those securities may be traded (and the net asset value of those fund and series and of the variable account could therefore be significantly affected) on days when the investor has no access to those funds and series.

Capital Markets
In any particular year, our capital may increase or decrease depending on a variety of factors - the amount of our statutory income or losses (which is sensitive to equity market and credit market conditions), the amount of additional capital we must hold to support business growth, changes in reserving requirements, our inability to secure capital market solutions to provide reserve relief, such as issuing letters of credit to support captive reinsurance structures, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio and changes in interest rates.

Advertising & Ratings
We may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Our financial strength is ranked and rated by nationally recognized independent rating agencies. The ratings do not imply approval of the product and do not refer to the performance of the product, or any separate account, including the underlying investment options. Ratings are not recommendations to buy our products. Each of the rating agencies reviews its ratings periodically.
Accordingly, all ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that these ratings will be maintained. The current outlook for the insurance subsidiaries is stable for Moody's, A.M. Best, Fitch, and Standard & Poor's. Our financial strength ratings, which are intended to measure our ability to meet contract holder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness. A downgrade of our financial strength rating could affect our competitive position in the insurance industry by making it more difficult for us to market our products as potential customers may select companies with higher financial strength ratings and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings. For more information on ratings, including outlooks, see www.LincolnFinancial.com/investor.

About the S&P 500 Index
The S&P 500 Index (hereinafter "Index") is a product of S&P Dow Jones Indices
LLC or its affiliates ("SPDJI"), and has been licensed for use by Lincoln
Variable Insurance Products Trust and its affiliates (hereinafter "Licensee").
Standard & Poor's (Reg. TM) and S&P (Reg. TM) are registered trademarks of
Standard & Poor's Financial Services LLC ("S&P") and Dow Jones (Reg. TM) is a
registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). The
fund(s) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, or any of their respective affiliates (collectively, "S&P Dow Jones Indices").
S&P Dow Jones Indices do not make any representation or warranty, express or implied, to the owners of the funds or any member of the public regarding the advisability of investing in securities generally or in the funds particularly or the ability of the Index to track general market performance. S&P Dow Jones
Indices only relationship to Licensee with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Licensee or the funds. S&P Dow Jones Indices have no obligation to take the needs of
Licensee or the owners of the funds into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the funds or the timing of the issuance or sale of the funds or in the determination or calculation of the equation by which the funds are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones
Indices have no obligation or liability in connection with the administration, marketing or trading of the funds. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P
Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

                                                                             B-4

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS
AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY
COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION
(INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES
INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS,
OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED
WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR
FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY
LICENSEE, OWNERS OF THE FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF
THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF
THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR
ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING
BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL,
EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN
CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY
BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES
AND LICENSEE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Unclaimed Property
We have entered into a Global Resolution Agreement with a third party auditor representing multiple states and jurisdictions. Under the terms of the Global
Resolution Agreement, the third party auditor has compared expanded matching criteria to the Social Security Master Death File ("SSMDF") to identify deceased insureds and policy or contract holders where a valid claim has not been made. We have also entered into a Regulatory Settlement Agreement with multiple states and jurisdictions. The Regulatory Settlement Agreement applies prospectively and requires us to adopt and implement additional procedures comparing our records to the SSMDF to identify unclaimed death benefits and prescribes procedures for identifying and locating beneficiaries once deaths are identified. Other jurisdictions that are not signatories to the Regulatory
Settlement Agreement are conducting examinations and audits of our compliance with unclaimed property laws and considering proposals that would apply prospectively and require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. These prospective changes and any escheatable property identified as a result of the audits and inquiries could result in: (1) additional payments of previously unclaimed death benefits; (2) the payment of abandoned funds to U.S. jurisdictions; and
(3) changes in our practices and procedures for the identification of escheatable funds and beneficiaries, which would impact claim payments and reserves, among other consequences.

Additional Services
Dollar Cost Averaging (DCA) - You may systematically transfer, on a monthly basis or in accordance with other terms we make available, amounts from certain
Subaccounts, or the fixed side (if available) of the contract into the
Subaccounts or in accordance with other terms we make available. You may elect to participate in the DCA program at the time of application or at any time before the Annuity Commencement Date by completing an election form available from us. The minimum amount to be dollar cost averaged is $1,500 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of:
o the Annuity Commencement Date;
o the value of the amount being DCA'd is depleted; or
o you cancel the program by written request or by telephone if we have your telephone authorization on file.

We reserve the right to restrict access to this program at any time.

A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or Interest Adjustment which may apply to transfers. Upon receipt of an additional Purchase Payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended.
The existing interest crediting rate will expire at its originally scheduled expiration date and the value remaining in the DCA account from the original amount as well as any additional Purchase Payments will be credited with interest at the standard DCA rate at the time. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

Automatic Withdrawal Service (AWS) - AWS provides an automatic, periodic withdrawal of Contract Value to you. AWS may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the Contractowner. You may elect to participate in AWS at the time of application or at any time before the Annuity Commencement Date by sending a written request to us. The minimum Contract Value required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to
us. If telephone authorization has been elected, certain changes may be made by telephone. Notwithstanding the requirements of the program, any withdrawal must be permitted under Section 401(a)(9) of the IRC for qualified plans or permitted under Section 72 of the IRC for non-qualified contracts.

Portfolio Rebalancing - Portfolio rebalancing is an option, which, if elected by the Contractowner, restores to a pre-determined level the percentage of the
Contract Value, allocated to each variable Subaccount. This pre-determined level will be the allocation initially

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

selected when the contract was purchased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a written request to us. If portfolio rebalancing is elected, all Purchase
Payments allocated to the variable Subaccounts must be subject to portfolio rebalancing. Portfolio rebalancing may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the Contractowner. The
Contractowner may terminate the portfolio rebalancing program or re-enroll at any time by sending a written request to us. If telephone authorization has been elected, the Contractowner may make these elections by phone. The portfolio rebalancing program is not available following the Annuity
Commencement Date.

Other Information
Due to differences in redemption rates, tax treatment or other considerations, the interests of policyholders under the variable life accounts could conflict with those of Contractowners under the VAA. In those cases, where assets from variable life and variable annuity separate accounts are invested in the same fund(s) (i.e., where mixed funding occurs), the Boards of Directors of the fund involved will monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any fund with another investment, that fund may have to liquidate securities on a disadvantageous basis. Refer to the prospectus for each fund for more information about mixed funding.

Financial Statements
(To be filed by amendment)

                                                                             B-6

Lincoln Life Variable Annuity Account N

PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) List of Financial Statements

1. Part A

The Table of Condensed Financial Information is included in Part A of this Registration Statement. (To Be Filed by Amendment)

2. Part B

The following financial statements for the Variable Account are included in Part B of this Registration Statement: (To Be Filed by Amendment)

Statement of Assets and Liabilities - December 31, 2015
Statement of Operations - Year ended December 31, 2015
Statements of Changes in Net Assets - Years ended December 31, 2015 and 2014
Notes to Financial Statements - December 31, 2015
Report of Independent Registered Public Accounting Firm

3. Part B

The following consolidated financial statements for The Lincoln National Life Insurance Company are included in Part B of this Registration Statement: (To Be Filed by Amendment)

Consolidated Balance Sheets - Years ended December 31, 2015 and 2014
Consolidated Statements of Comprehensive Income (Loss) - Years ended December 31, 2015, 2014 and 2013
Consolidated Statements of Stockholder’s Equity - Years ended December 31, 2015, 2014 and 2013
Consolidated Statements of Cash Flows - Years ended December 31, 2015, 2014 and 2013
Notes to Consolidated Financial Statements - December 31, 2015
Report of Independent Registered Public Accounting Firm

(b) List of Exhibits

(1) Resolutions of the Board of Directors of The Lincoln National Life Insurance Company establishing Separate Account N incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-40937) filed on November 25, 1997.

(2) Not Applicable

(3)(a) Broker-Dealer Selling Agreement among The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York and Lincoln Financial Distributors, Inc. incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-170897) filed on April 8, 2011.

(b) Amended and Restated Principal Underwriting Agreement dated May 1, 2007 between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc. incorporated herein by reference to Post-Effective Amendment No. 24 (File No. 333-61554) filed on December 18, 2007.

(4)(a) Annuity Contract (30070-A 8-03) incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-138190) filed on October 26, 2006.

(b) Annuity Payment Option Rider (32147) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.

(c) DCA Fixed Account Rider (32145) incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-135039) filed on June 15, 2006.

(d) Highest Anniversary Death Benefit Rider (AR-593) incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-212680) filed on July 26, 2016.

(e) Guarantee of Principal Rider (32148 5/03) incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-35780) filed on April 22, 2003.

(f) Allocation Amendment (AR503 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 19, 2006.

(g) Variable Annuity Payment Option Rider (I4LA-NQ 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

(h) Variable Annuity Payment Option Rider (I4LA-Q 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

(i) Guaranteed Income Benefit (AR-528) incorporated herein by reference to Post-Effective Amendment No. 44 (file No. 333-40937) filed on October 28, 2010.

(j) Variable Annuity Living Benefit Rider (Market Select Adv) (AR591) incorporated herein by reference to Post-Effective Amendment No. 63 (File No. 333-40937) filed on April 12, 2016.

(k) Contract Amendment – Maturity Date (AR-554 10/14) incorporated herein by reference to Post-Effective Amendment No. 7 (File No. 333-181616) filed on April 8, 2015.

(5) InvestmentSolutions RIA Application (To Be Filed by Amendment)

(6)(a) Articles of Incorporation of The Lincoln National Life Insurance Company incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-04999) filed on September 24, 1996.

(b) By-laws of The Lincoln National Life Insurance Company incorporated herein by reference to Post- Effective Amendment No. 3 on Form N-6 (File No. 333-118478) filed on April 5, 2007.

(7)(a) Automatic Indemnity Reinsurance Agreement Amended and Restated as of October 1, 2009 between The Lincoln National Life Insurance Company and Lincoln National Reinsurance Company (Barbados) Limited incorporated herein by reference to Post-Effective Amendment No. 43 (File No. 033-26032) filed on April 7, 2010.

(i) Amendments to the Automatic Indemnity Reinsurance Agreement incorporated herein by reference to Post-Effective Amendment No. 28 (File No. 333-138190) filed on November 5, 2013.

(b) Automatic Reinsurance Agreement dated July 1, 2007 between The Lincoln National Life Insurance Company and Swiss Re Life & Health America Inc. incorporated herein by reference to Post-Effective Amendment No. 5 (File No. 333-138190) filed on April 8, 2008.

(i) Amendments to Automatic Reinsurance Agreement dated July 1, 2007 between The Lincoln National Life Insurance Company and Swiss Re Life & Health America Inc. incorporated herein by reference to Post-Effective Amendment No. 40 (File No. 333-40937) filed on April 7, 2010.

(8)(a) Fund Participation Agreements and Amendments between The Lincoln National Life Insurance Company and:

(i) AIM (Invesco) Variable Insurance Funds, Inc. incorporated herein by reference to Post-Effective Amendment No. 21 on Form N-6 (File No. 333-146507) filed on April 2, 2013.

(ii) American Century Variable Portfolio, Inc. incorporated herein by reference to Post-Effective Amendment No. 16 on Form N-6 (File No. 333-146507) filed on April 1, 2011.

(iii) American Funds Insurance Series incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.

(iv) BlackRock Variable Series Funds, Inc. incorporated herein by reference to Post-Effective Amendment No. 16 on Form N-6 (File No. 333-146507) filed on April 1, 2011.

(v) Delaware VIP Trust incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.

(vi) Deutsche Variable Series II incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.

(vii) Fidelity Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (file No. 333-146507) filed on April 1, 2015.

(viii) First Trust Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 9 (File No. 333-193272) filed on April 13, 2016.

(ix) Franklin Templeton Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.

(x) JPMorgan Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 24 on Form N-6 (File No. 333-146507) filed on April 1, 2016.

(xi) Legg Mason Partners Variable Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investor Services, LLC, and Legg Mason Partners Fund Advisor, LLC incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.

(xii) Lincoln Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 24 on Form N-6 (File No. 333-146507) filed on April 1, 2016.

(xiii) MFS Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 23 on Form N-6 (File No. 333-146507) filed on April 1, 2015.

(xiv) Putnam Variable Trust incorporated herein by reference to Post-Effective Amendment No. 24 on Form N-6 (File No. 333-146507) filed on April 1, 2016.

(b) Rule 22c-2 Agreements between The Lincoln National Life Insurance Company and:

(i) AIM Variable Insurance Funds incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

(ii) American Funds Insurance Series incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

(iii) BlackRock Variable Series Funds, Inc. incorporated herein by reference to Post-Effective Amendment No. 16 on Form N-6 (File No. 333-146507) filed on April 1, 2011.

(iv) Delaware VIP Trust incorporated herein by reference to Post-Effective Amendment No. 57 (File No. 333-36316) filed on March 30, 2012.

(v) Fidelity Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

(vi) Franklin Templeton Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

(vii) Lincoln Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

(viii) MFS Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

(ix) Putnam Variable Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

(c) Accounting and Financial Administration Services Agreement dated October 1, 2007 among Mellon Bank, N.A., The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York is incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-147673) filed on November 28, 2007.

(9) Opinion and Consent of Scott C. Durocher, Senior Counsel of The Lincoln National Life Insurance Company, as to the legality of securities being issued (To Be Filed by Amendment)

(10)(a) Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (To Be Filed by Amendment)

(b) Power of Attorney - Principal Officers and Directors of The Lincoln National Life Insurance Company

(11) Not applicable

(12) Not applicable

(13) Organizational Chart of the Lincoln National Insurance Holding Company System incorporated herein by reference to Post-Effective Amendment No. 15 (File No. 333-170897) filed on June 30, 2016.

Item 25. Directors and Officers of the Depositor

The following list contains the officers and directors of The Lincoln National Life Insurance Company who are engaged directly or indirectly in activities relating to Lincoln Life Variable Annuity Account N as well as the contracts. The list also shows The Lincoln National Life Insurance Company's executive officers.

Name	Positions and Offices with Depositor
Ellen G. Cooper*	Executive Vice President, Chief Investment Officer and Director
Jeffrey D. Coutts*	Senior Vice President and Treasurer
Randal J. Freitag*	Executive Vice President, Chief Financial Officer and Director
Wilford H. Fuller*	Executive Vice President and Director
Dennis R. Glass*	President and Director
Kirkland L. Hicks*	Executive Vice President, General Counsel and Secretary
Mark E. Konen*	Executive Vice President and Director
Christine Janofsky*	Senior Vice President, Chief Accounting Officer and Controller
Keith J. Ryan**	Vice President and Director
Joseph D. Spada***	Vice President and Chief Compliance Officer for Separate Accounts

*Principal business address is Radnor Financial Center, 150 Radnor Chester Road, Radnor, PA 19087

**Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802

***Principal business address is 350 Church Street, Hartford, Connecticut 06096

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

See Exhibit 13: Organizational Chart of the Lincoln National Insurance Holding Company System.

Item 27. Number of Contractowners

As of August 31, 2016 there were 356,215 contract owners under Account N.

Item 28. Indemnification

a) Brief description of indemnification provisions.

In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life or Company) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or act opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit no. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a) Lincoln Financial Distributors, Inc. (“LFD”) currently serves as Principal Underwriter for: Lincoln National Variable Annuity Account C; Lincoln National Flexible Premium Variable Life Account D; Lincoln National Variable Annuity Account E; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Flexible Premium Variable Life Account G; Lincoln National Variable Annuity Account H; Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life &

Annuity Variable Annuity Account L; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln New York Account N for Variable Annuities; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; LLANY Separate Account R for Flexible Premium Variable Life Insurance; Lincoln Life Flexible Premium Variable Life Account S; LLANY Separate Account S for Flexible Premium Variable Life Insurance; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; and Lincoln Life Flexible Premium Variable Life Account Y and Lincoln Life & Annuity Flexible Premium Variable Life Account Y; Lincoln Life Variable Annuity Account JF-H; Lincoln Life Variable Annuity Account JF-I; Lincoln Life Flexible Premium Variable Life Account JF-A; Lincoln Life Flexible Premium Variable Life Account JF-C; Lincoln Life Variable Annuity Account JL-A; Lincoln Life & Annuity Flexible Premium Variable Life Account JA-B; Lincoln Variable Insurance Products Trust; Lincoln Advisors Trust.

(b) Officers and Directors of Lincoln Financial Distributors, Inc.:

Name	Positions and Offices with Underwriter
Andrew J. Bucklee*	Senior Vice President and Director
Patrick J. Caulfield**	Vice President, Chief Compliance Officer and Senior Counsel
Jeffrey D. Coutts*	Senior Vice President and Treasurer
Wilford H. Fuller*	President, Chief Executive Officer and Director
John C. Kennedy*	Senior Vice President, Head of Retirement Solutions Distribution, and Director
Thomas P. O'Neill*	Senior Vice President and Chief Operating Officer
Christopher P. Potochar*	Senior Vice President and Director, Head of Finance and Strategy
Nancy A. Smith*	Secretary

*Principal Business address is Radnor Financial Center, 150 Radnor Chester Road, Radnor, PA 19087

**Principal Business address is 350 Church Street, Hartford, CT 06103

(c) N/A

Item 30. Location of Accounts and Records

All accounts, books, and other documents, except accounting records, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 South Clinton Street, Fort Wayne, Indiana 46802. The accounting records are maintained by The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, PA 15258.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.

(d) The Lincoln National Life Insurance Company hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Lincoln National Life Insurance Company.

SIGNATURES

(a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this 18th day of November, 2016.

Lincoln Life Variable Annuity Account N (Registrant) Lincoln InvestmentSolutionsSM RIA
By:	/s/ Kimberly A. Genovese Kimberly A. Genovese Assistant Vice President, The Lincoln National Life Insurance Company (Title)
THE LINCOLN NATIONAL LIFE INSURANCE COMPANY (Depositor)
By:	/s/ Daniel P. Herr Daniel P. Herr (Signature-Officer of Depositor) Vice President, The Lincoln National Life Insurance Company (Title)

(b) As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities indicated on November 18, 2016.

Signature	Title
* Dennis R. Glass	President and Director (Principal Executive Officer)
* Ellen Cooper	Executive Vice President, Chief Investment Officer and Director
* Randal J. Freitag	Executive Vice President, Chief Financial Officer and Director (Principal Financial Officer)
* Wilford H. Fuller	Executive Vice President and Director
* Mark E. Konen	Executive Vice President and Director
* Keith J. Ryan	Vice President and Director
*By: /s/ Kimberly A. Genovese Kimberly A. Genovese	Pursuant to a Power of Attorney

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